United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

February, 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Financial Statements

December 31, 2013

BR GAAP

Filed with the CVM, SEC and HKEx on

February 26, 2014

Vale S.A.

Index to the Financial Statements

Página

Report of Independent Auditor’s Report	3

Consolidated and Parent Company Balance Sheets as at December 31, 2013, December 31, 2012 and January 1, 2011	5

Consolidated Statements Income for the year ended December 31, 2013, 2012 and 2011 and Parent company Statements Income for the year ended December 31, 2013 and 2012	7

Consolidated of Other Comprehensive Income for the year ended December 31, 2013, 2012 and 2011 and Parent Company of Other Comprehensive Income for the year ended December 31, 2013 and 2012.	8

Statements of Changes in Stockholder’s Equity for the year ended December 30, 2013, 2012 and 2011	9

Consolidated Statements of Cash Flow for the year ended December 31, 2013, 2012 and 2011 and Parent Company of Cash flow for the year ended December 31, 2013 and 2012.	10

Consolidated Statements of Added Value for the year ended December 31, 2013, 2012 and 2011 and Parent Company of Added for the year ended December 31, 2013 and 2012.	11

Notes to the Consolidated Financial Statements	12

Additional Information

Board of Directors, Fiscal Council, Advisory committees and Executive Officers

(A free translation of the original in Portuguese)

Vale S.A.

Financial statements at

December 31, 2013

and independent auditor’s report

(A free translation of the original in Portuguese)

Independent auditor’s report

To the Board of Directors and Stockholders

Vale S.A.

We have audited the accompanying financial statements of  Vale S.A. (“Parent Company”), which comprise the balance sheet as at December 31, 2013 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

We have also audited the accompanying consolidated financial statements of  Vale S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at December 31, 2013 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the Parent Company financial statements in accordance with accounting practices adopted in Brazil, and for the Consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

PricewaterhouseCoopers, Av. José Silva de Azevedo Neto 200, 1º e 2º, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil 22775-056

T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

PricewaterhouseCoopers, Rua da Candelária 65, 20º, Rio de Janeiro, RJ, Brasil 20091-020, Caixa Postal 949,

T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the Parent Company financial statements

In our opinion, the Parent Company financial statements referred to above present fairly, in all material respects, the financial position of Vale S.A. as at December 31, 2013, and its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the Consolidated financial statements

In our opinion, the Consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vale S.A. and its subsidiaries as at December 31, 2013, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis of matter

As discussed in Note 2 to these financial statements, the Parent Company financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Vale S.A., these practices differ from IFRS applicable to separate financial statements only in relation to the measurement of investments in subsidiaries, associates and jointly-controlled entities based on equity accounting, while IFRS requires measurement based on cost or fair value. Our opinion is not qualified in respect of this matter.

As discussed in Note 6 to the financial statements, the Company changed the manner in which it accounts for employee benefits in 2013.Our opinion is not qualified in respect of this matter.

Other matters

Supplementary information - statements of value added

We have also audited the Parent Company and Consolidated statements of value added for the year ended December 31, 2013, which are the responsibility of the Company’s management. The presentation of these statements is required by the Brazilian corporate legislation for listed companies, but they are considered supplementary information for IFRS. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Rio de Janeiro, February 26, 2014

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

João César de Oliveira Lima Júnior

Contador CRC 1RJ077431/O-8

Balance Sheet

In millions of Brazilian Reais

		Consolidated			Parent Company
	Notes	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012
			(i)	(i)		(i)	(i)
Assets
Current assets
Cash and cash equivalents	9	12,465	11,918	6,593	3,635	688	575
Short-term investments		8	506	—	8	43	—
Derivatives financial instruments	25	471	575	1,112	378	500	574
Accounts receivable	10	13,360	13,885	15,889	14,167	21,839	15,809
Related parties	32	611	786	154	1,684	1,347	2,561
Inventories	11	9,662	10,320	9,833	3,287	3,283	3,183
Prepaid income taxes		5,563	1,472	868	4,629	168	169
Recoverable taxes	12	3,698	3,148	3,308	2,295	1,903	2,148
Advances to suppliers		292	523	733	130	242	382
Others		2,151	1,973	1,646	898	574	183
		48,281	45,106	40,136	31,111	30,587	25,584

Non-current Assets held for sale and discontinued operation	7	8,822	935	—	7,051	—	—
		57,103	46,041	40,136	38,162	30,587	25,584
Non-current assets
Related parties	32	253	833	904	864	864	446
Loans and financing agreements receivable		564	502	399	192	188	158
Judicial deposits	19	3,491	3,095	2,735	2,888	2,474	2,091
Recoverable income taxes		899	899	629	—	—	—
Deferred income taxes	21	10,596	8,282	3,567	7,418	5,706	2,137
Recoverable taxes	12	668	443	483	258	255	201
Derivatives financial instruments	25	329	93	112	—	3	96
Deposit on incentive and reinvestment		447	327	429	418	302	429
Others		1,730	1,000	1,095	159	223	389
		18,977	15,474	10,353	12,197	10,015	5,947

Investments	13	8,397	13,044	14,984	123,370	121,436	111,908
Intangible assets	14	16,096	18,822	17,789	15,636	14,664	13,974
Property, plant and equipment, net	15	191,308	173,455	153,855	70,705	61,231	55,503
		234,778	220,795	196,981	221,908	207,346	187,332
Total assets		291,881	266,836	237,117	260,070	237,933	212,916

(i) Recast according to Note 6.

Balance Sheet

In millions of Brazilian Reais

(continued)

		Consolidated			Parent Company
	Notes	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012
			(i)	(i)		(i)	(i)
Liabilities
Current
Suppliers and contractors		8,837	9,255	8,851	3,640	4,178	3,504
Payroll and related charges		3,247	3,025	2,442	2,228	2,001	1,582
Derivative financial instruments	25	556	710	136	435	558	117
Loans and financing	17	4,158	7,093	2,847	3,181	5,328	892
Related parties	32	479	423	43	6,453	6,434	4,959
Income taxes - Settlement program	20	1,102	—	—	1,079	—	—
Taxes and royalties payable		766	664	979	356	333	330
Income taxes		886	1,310	955	—	370	—
Employee post retirement benefits obligations	22	227	420	316	52	220	141
Railway sub-concession agreement payable		—	133	123	—	—	—
Asset retirement obligations	18	225	143	136	90	—	21
Dividends and interest on capital		—	—	2,207	—	—	2,207
Others		985	2,168	1,650	756	751	400
		21,468	25,344	20,685	18,270	20,173	14,153

Liabilities directly associated non-current with assets held for sale and discontinued operation	7	1,050	345	—	—	—	—
		22,518	25,689	20,685	18,270	20,173	14,153
Non-current
Derivative financial instruments	25	3,496	1,601	1,239	3,188	1,410	953
Loans and financing	17	64,819	54,763	40,225	32,896	26,867	18,596
Related parties	32	11	146	171	32,013	29,363	28,654
Employee post retirement benefits obligations	22	5,148	6,762	4,577	464	746	489
Provisions for litigation	19	2,989	4,218	3,145	2,008	2,867	1,928
Income taxes - Settlement program	20	15,243	—	—	14,930	—	—
Deferred income taxes	21	7,562	7,001	10,210	—	—	—
Asset retirement obligations	18	5,969	5,472	3,427	1,856	1,625	1,095
Stockholders’ Debentures	31(d)	4,159	3,379	2,496	4,159	3,379	2,496
Redeemable noncontrolling interest		646	995	943	—	—	—
Goldstream transaction	30	3,508	—	—	—	—	—
Others		3,692	3,901	4,617	1,940	1,839	2,375
		117,242	88,238	71,050	93,454	68,096	56,586
Total liabilities		139,760	113,927	91,735	111,724	88,269	70,739

Stockholders’ equity	26
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (in 2012 - 2,108,579,618) issued		29,475	29,475	29,475	29,475	29,475	29,475
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (in 2012 - 3,256,724,482) issued		45,525	45,525	45,525	45,525	45,525	45,525
Mandatorily convertible notes - common shares		—	—	360	—	—	360
Mandatorily convertible notes - preferred shares		—	—	796	—	—	796
Treasury stock - 140,857,692 (in 2012 - 140,857,692) preferred and 71,071,482 (in 2012 - 71,071,482) common shares		(7,838)	(7,838)	(9,917)	(7,838)	(7,838)	(9,917)
Results from operations with noncontrolling stockholders		(840)	(840)	(71)	(840)	(840)	(71)
Results on conversion of shares		50	50	—	50	50	—
Unrealized fair value gain (losses)		(2,815)	(4,176)	(1,407)	(2,815)	(4,176)	(1,407)
Cumulative translation adjustments		15,527	9,002	(546)	15,527	9,002	(546)
Retained earnings and revenue reserves		69,262	78,466	77,962	69,262	78,466	77,962
Total company stockholders’ equity		148,346	149,664	142,177	148,346	149,664	142,177
Noncontrolling interests		3,775	3,245	3,205	—	—	—
Total stockholders’ equity		152,121	152,909	145,382	148,346	149,664	142,177
Total liabilities and stockholders’ equity		291,881	266,836	237,117	260,070	237,933	212,916

(i) Recast according to Note 6.

The accompanying  notes are an integral part of these Financial Statements.

Statement of Income

In millions of Brazilian Reais, except as otherwise stated

			Year ended as at December 31,
			Consolidated			Parent Company
	Notes		2013	2012	2011	2013	2012
				(i)	(i)		(i)
Continued operation
Net operating revenue	27		101,490	91,269	100,556	63,731	57,429
Cost of goods solds and services rendered	28		(52,511)	(49,832)	(41,033)	(22,517)	(24,245)
Gross profit			48,979	41,437	59,523	41,214	33,184

Operating (expenses) income
Selling and administrative expenses	28		(2,804)	(4,249)	(3,894)	(1,678)	(2,339)
Research and development expenses			(1,745)	(2,886)	(2,817)	(1,009)	(1,619)
Pre operation and stoppage operation			(4,035)	(3,145)	(2,253)	(1,040)	(875)
Equity results from subsidiaries	13		—	—	—	(2,995)	(319)
Other operating expenses, net	28		(2,157)	(3,981)	(2,527)	(1,012)	(2,148)
			(10,741)	(14,261)	(11,491)	(7,734)	(7,300)
Impairment of non-current assets	16		(5,390)	(8,211)	—	(427)	(5,968)
Gain (loss) on measurement or sale of non-current assets (ii)	8		(508)	(1,036)	2,492	(484)	(1,036)
Operating profit			32,340	17,929	50,524	32,569	18,880

Financial income	29		5,795	2,605	4,461	3,981	1,566
Financial expenses	29		(24,237)	(10,844)	(10,779)	(22,179)	(9,893)
Equity results from joint controlled and associates	13		999	1,241	1,857	999	1,241
Results on sale investments from associates and joint controlled entities	8		98	—	—	33	—
Impairment of investment	16		—	(4,002)	—	—	(1,804)
Income before income taxes			14,995	6,929	46,063	15,403	9,990

Income taxes	21
Current tax			(17,368)	(4,939)	(9,064)	(16,367)	(3,492)
Deferred tax			2,119	7,534	560	1,079	3,394
			(15,249)	2,595	(8,504)	(15,288)	(98)
Net income for the period from continuing operations			(254)	9,524	37,559	115	9,892
Loss attributable to noncontrolling interests			(373)	(501)	(406)	—	—
Net income from continuing operations attributable to the Company’s stockholders			119	10,025	37,965	115	9,892

Discontinued Operations	7
Loss from discontinued operations			(4)	(133)	(139)	—	—
Net loss from discontinued operations attributable to the Company’s stockholders			(4)	(133)	(139)	—	—

Net income for the year			(258)	9,391	37,420	115	9,892
Loss attributable to noncontrolling interests			(373)	(501)	(406)
Net income attributable to the Company’s stockholders			115	9,892	37,826

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:	26	(i)
Common share and (in Brazilian reais)			0.02	1.94	7.21	0.02	1.94
Preferred share (in Brazilian reais)			0.02	1.94	7.21	0.02	1.94

(i) Recast according to Note 6.

(ii) Except the loss of R$722 in 2012 related to the sale of coal assets.

The accompanying  notes are an integral part of these Financial Statements.

Statement of Other Comprehensive Income

In millions of Brazilian Reais

	Year ended as at December 31,
	Consolidated			Parent Company
	2013	2012	2011	2013	2012
		(i)	(i)		(i)
Net income (loss)	(258)	9,391	37,420	115	9,892

Other comprehensive income
Item that will not be reclassified subsequently to income
Retirement benefit obligations
Gross balance as of the year	1,976	(1,814)	(790)	1,976	(1,817)
Effect of tax	(614)	533	233	(614)	536
	1,362	(1,281)	(557)	1,362	(1,281)
Total items that will not be reclassified subsequently to income	1,362	(1,281)	(557)	1,362	(1,281)

Item that will be reclassified subsequently to income
Cumulative translation adjustments of the year
Gross balance as of the year	6,283	9,556	8,827	5,681	9,192
Transfer results realized to the net income	939	214	—	939	214
	7,222	9,770	8,827	6,620	9,406
Unrealized loss on available-for-sale investments
Gross balance as of the year	368	(3)	6	368	(3)
Transfer results realized to the net income	(370)	—	—	(370)	—
	(2)	(3)	6	(2)	(3)

Cash flow hedge
Gross balance as of the year	(211)	55	388	(211)	55
Effect of tax	24	(12)	21	24	(12)
Transfer results realized to the net income, net of taxes	93	(285)	(169)	93	(285)
	(94)	(242)	240	(94)	(242)
Total items that will be reclassified subsequently to income	7,126	9,525	9,073	6,524	9,161
Total comprehensive income of the year	8,230	17,635	45,936	8,001	17,772

Comprehensive income attributable to noncontrolling interests	229	(137)	(72)
Comprehensive income attributable to the Company’s stockholders	8,001	17,772	46,008
	8,230	17,635	45,936

(i) Recast according to Note 6.

The accompanying  notes are an integral part of these Financial Statements.

Statement of Changes in Stockholder’s Equity

In millions of Brazilian Reais

	Capital	Results on conversion of shares	Mandatorily convertible notes	Results from operation with noncontrolling stockholders	Revenue reserves	Treasury stock	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2010	50,000	1,867	1,441	685	72,487	(4,826)	(25)	(9,512)	—	112,117	4,191	116,308
Changes in accounting policies (Note 6)	—	—	—	—	—	—	(1,070)	472	(155)	(753)	—	(753)
January 1, 2011 (i)	50,000	1,867	1,441	685	72,487	(4,826)	(1,095)	(9,040)	(155)	111,364	4,191	115,555
Net income of the year	—	—	—	—	—	—	—	—	37,826	37,826	(406)	37,420
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	(557)	—	—	(557)	—	(557)
Cash flow hedge	—	—	—	—	—	—	239	—	—	239	1	240
Unrealized fair value results	—	—	—	—	—	—	6	—	—	6	—	6
Translation adjustments	—	—	—	—	—	—	—	8,494	—	8,494	333	8,827
Contribution and distribution - stockholders:
Acquisitions and disposal of noncontrolling stockholders	—	—	—	(756)	—	—	—	—	—	(756)	(1,140)	(1,896)
Additional remuneration for mandatorily convertible notes	—	—	(285)	—	—	—	—	—	—	(285)	—	(285)
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	55	55
Capitalization of reserves	25,000	(1,867)	—	—	(23,133)	—	—	—	—	—	—	—
Repurchases of stock	—	—	—	—	—	(5,091)	—	—	—	(5,091)	—	(5,091)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	351	351
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(180)	(180)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	—	(9,063)	(9,063)	—	(9,063)
Appropriation to undistributed retained earnings	—	—	—	—	28,751	—	—	—	(28,751)	—	—	—
Dectember 31, 2011 (i)	75,000	—	1,156	(71)	78,105	(9,917)	(1,407)	(546)	(143)	142,177	3,205	145,382
Net income of the year	—	—	—	—	—	—	—	—	9,892	9,892	(501)	9,391
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	(1,281)	—	—	(1,281)	—	(1,281)
Cash flow hedge	—	—	—	—	—	—	(242)	—	—	(242)	—	(242)
Unrealized fair value results	—	—	—	—	—	—	(3)	—	—	(3)	—	(3)
Translation adjustments	—	—	—	—	—	—	(142)	9,548	—	9,406	364	9,770
Contribution and distribution - stockholders:
Acquisitions and disposal of noncontrolling stockholders	—	—	—	(769)	—	—	—	—	—	(769)	(111)	(880)
Additional remuneration for mandatorily convertible notes	—	—	(128)	—	—	—	—	—	—	(128)	—	(128)
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	84	84
Realization of reserves	—	—	—	—	(740)	—	—	—	740	—	—	—
Results on conversion of shares	—	50	(1,028)	—	—	2,079	(1,101)	—	—	—	—	—
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	350	350
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(146)	(146)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	—	(9,388)	(9,388)	—	(9,388)
Appropriation to undistributed retained earnings	—	—	—	—	1,085	—	—	—	(1,085)	—	—	—
Dectember 31, 2012 (i)	75,000	50	—	(840)	78,450	(7,838)	(4,176)	9,002	16	149,664	3,245	152,909
Net income of the year	—	—	—	—	—	—	—	—	115	115	(373)	(258)
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	1,362	—	—	1,362	—	1,362
Cash flow hedge	—	—	—	—	—	—	(94)	—	—	(94)	—	(94)
Unrealized fair value results	—	—	—	—	—	—	(2)	—	—	(2)	—	(2)
Translation adjustments	—	—	—	—	—	—	95	6,525	—	6,620	602	7,222
Contribution and distribution - stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	166	166
Realization of reserves	—	—	—	—	(9,220)	—	—	—	9,220	—	—	—
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	349	349
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(214)	(214)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	—	(9,319)	(9,319)	—	(9,319)
Appropriation to undistributed retained earnings	—	—	—	—	32	—	—	—	(32)	—	—	—
Dectember 31, 2013	75,000	50	—	(840)	69,262	(7,838)	(2,815)	15,527	—	148,346	3,775	152,121

(i) Recast according to Note 6.

The accompanying  notes are an integral part of these Financial Statements.

Statement of Cash Flows

In millions of Brazilian Reais

	Consolidated			Parent Company
	Year ended as at December 31,
	2013	2012	2011	2013	2012
		(i)	(i)		(i)
Cash flow from continuing operating activities:
Net income from continuing operations for the year	(254)	9,524	37,559	115	9,892
Adjustments to reconcile net income with cash from continuing operations
Equity results from associates and joint venture	(999)	(1,241)	(1,857)	1,996	(922)
Loss (gain) on measurement or sales of non-current assets	508	1,036	(2,492)	484	1,036
Results on sale investments from associates and joint controlled entities	(98)	—	—	(33)	—
Loss on disposal of property, plant and equipment	867	384	377	326	372
Impairment on non-current assets	5,390	12,213	—	427	7,772
Depreciation, amortization and depletion	8,953	8,129	6,453	2,801	2,563
Deferred income taxes	(2,119)	(7,534)	(560)	(1,079)	(3,394)
Foreign exchange and indexation, net	1,565	3,590	5,123	6,599	4,962
Unrealized derivative losses, net	1,616	1,236	957	1,781	1,089
Dividends and interest on capital received from subsidiaries	—	—	—	1,036	497
Stockholders’ Debentures	780	212	412	780	212
Other	(138)	(35)	(237)	(22)	(331)
Decrease (increase) in assets:
Accounts receivable	932	3,781	(1,851)	7,672	(6,030)
Inventories	929	(1,264)	(2,741)	632	267
Recoverable taxes	(5,081)	531	(895)	(4,842)	927
Other	(396)	456	(851)	(287)	618
Increase (decrease) in liabilities:
Suppliers and contractors	(219)	(72)	2,282	(539)	675
Payroll and related charges	261	516	466	226	419
Taxes and contributions	1,459	(336)	(3,043)	99	349
Gold stream transaction	2,899	—	—	—	—
Income taxes - Settlement program	16,345	—	—	16,010	—
Other	(1,324)	1,017	81	(1,415)	963
Net Cash provided by operating activities from continuing operations	31,876	32,143	39,183	32,767	21,936
Net Cash provided by operating activities from discontinued operations	357	938	506	—	—
Net cash provided by operating activities	32,233	33,081	39,689	32,767	21,936
Cash flow from continuing investing activities:
Short-term investments	498	(506)	2,987	36	(43)
Loans and advances	(38)	609	(177)	(432)	1,141
Guarantees and deposits	(769)	(891)	(697)	(566)	(635)
Additions to investments	(784)	(892)	(1,362)	(5,479)	(7,334)
Additions to property, plant and equipment and intangible	(28,104)	(30,448)	(25,601)	(14,938)	(15,565)
Dividends and interest on capital received from Joint controlled entities and associates	1,836	932	1,766	1,514	693
Proceeds from disposals of fixed assets	4,699	1,989	1,795	233	745
Proceeds from Gold stream	1,161	—	—	—	—
Net cash provided by (used in) investing activities from continuing operations	(21,501)	(29,207)	(21,289)	(19,632)	(20,998)
Net cash used in investing activities from discontinued operations	(1,649)	(886)	(376)	—	—
Net cash provided by (used in) investing activities	(23,150)	(30,093)	(21,665)	(19,632)	(20,998)
Cash flow from continuing financing activities:
Financial institutions - Loans and financing
Additions	7,267	17,879	4,720	8,198	16,030
Repayments	(7,480)	(3,160)	(6,113)	(9,067)	(5,259)
Repayments to stockholders:
Dividends and interest on capital paid to stockholders	(9,319)	(11,596)	(14,960)	(9,319)	(11,596)
Dividends and interest on capital attributed to noncontrolling interest	(46)	(90)	(72)	—	—
Transactions with noncontrolling stockholders	—	(793)	(2,084)	—	—
Repurchase of treasury stock	—	—	(5,092)	—	—
Net cash provided by (used in) financing activities from continuing operations	(9,578)	2,240	(23,601)	(10,188)	(825)
Net cash used in financing activities from discontinued operations	182	—	—	—	—
Net cash provided by (used in) financing activities	(9,396)	2,240	(23,601)	(10,188)	(825)

Increase (decrease) in cash and cash equivalents	(313)	5,228	(5,577)	2,947	113
Cash and cash equivalents of cash, beginning of the year	11,918	6,593	12,636	688	575
Effect of exchange rate changes on cash and cash equivalents	860	97	(466)	—	—
Cash and cash equivalents, end of the year	12,465	11,918	6,593	3,635	688
Cash paid during the year for (ii):
Interest on loans and financing	(3,290)	(2,588)	(1,898)	(3,005)	(1,894)
Income taxes	(5,183)	(2,320)	(11,662)	(4,316)	(312)
Income taxes - Settlement program	(6,032)	—	—	(5,946)	—
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	519	684	289	24	28
Additions to property, plant and equipment - Cost of assets retirement obligations	445	622	361	306	419
Additions to investments	—	—	5,995	—	—

(i) Recast according to Note 6.

(ii) Amounts paid are classified as cash flows from operating activities

The accompanying  notes are an integral part of these Financial Statements.

Statement of Added Value

In millions of Brazilian Reais

	Year ended as at December 31,
	Consolidated			Parent Company
	2013	2012	2011	2013	2012
		(i)	(i)		(i)
Generation of added value from continued operations
Gross revenue
Revenue from products and services	103,026	92,935	102,618	64,869	58,551
Gain (loss) on sale of assets	(508)	(1,036)	2,492	(484)	(1,036)
Other revenue	1,307	339	152	871	—
Revenue from the construction of own assets	20,792	29,673	28,389	10,667	16,166
Allowance for doubtful accounts	(22)	19	13	(4)	13
Less:
Acquisition of products	(3,329)	(2,718)	(3,887)	(1,041)	(1,384)
Outsourced services	(26,493)	(18,974)	(16,399)	(10,871)	(11,313)
Materials	(15,536)	(26,431)	(26,737)	(7,002)	(13,054)
Oil and gas	(3,954)	(3,806)	(3,453)	(2,381)	(2,381)
Energy	(1,546)	(1,684)	(1,536)	(831)	(1,207)
Freight	(68)	(5,660)	(3,772)	(34)	—
Impairment of non-current assets	(5,389)	(12,213)	—	(427)	(7,772)
Other costs and expenses	(9,277)	(11,236)	(8,999)	(3,618)	(4,943)
Gross added value	59,003	39,208	68,881	49,714	31,640
Depreciation, amortization and depletion	(8,953)	(8,130)	(6,453)	(2,801)	(2,563)
Net added value	50,050	31,078	62,428	46,913	29,077

Received from third parties
Equity results	999	1,241	1,857	(1,996)	609
Financial income	1,439	1,746	2,927	449	799
Monetary and exchange changes of assets	1,802	1,094	1,923	1,717	904
Total added value to be distributed from continued operations	54,290	35,159	69,135	47,083	31,389
Added value to be distributed from discontinued operations	611	848	589	—	—
Total added value to be distributed	54,901	36,007	69,724	47,083	31,389

Personnel	9,496	8,765	7,059	4,664	4,674
Taxes, rates and contribution	6,242	6,980	3,555	5,286	5,339
Current income tax	17,368	4,939	9,064	16,367	3,492
Deferred income tax	(2,119)	(7,534)	(560)	(1,079)	(3,394)
Financial expense (includes capitalized interest)	14,397	6,681	6,110	12,348	5,208
Monetary and exchange changes of liabilities	8,299	5,083	5,347	8,035	4,850
Others remuneration of third party capital	861	722	1,001	1,347	1,328
Dividends and interest attributed to Company’s stockholders	92	9,389	9,063	92	9,389
Net income reinvested	27	635	28,902	23	503
Loss attributable to noncontrolling interest	(373)	(501)	(406)	—	—
Distribution of added value from continued operations	54,290	35,159	69,135	47,083	31,389
Distribution of added value from discontinued operations	611	848	589	—	—
Distribution of added value	54,901	36,007	69,724	47,083	31,389

(i) Recast according to Note 6.

The accompanying  notes are an integral part of these Financial Statements.

Notes to Financial Statements

Expressed in millions of Brazilian Reais, unless otherwise stated

1.            Operational Context

Vale S.A. (the “Parent Company”) is a public limited liability company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the Brazilian (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”) stock exchanges.

Vale S.A. and its direct and indirect subsidiaries (“Vale”, “Group”, “Company” or “we”) are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in Note 27.

Our principal consolidated operating subsidiaries at December 31, 2013 were as follow:

Entities	% ownership	% voting capital	Location	Principal activity

Compañia Minera Miski Mayo S.A.C	40.00	51.00	Peru	Fertilizers
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron ore and Manganese
PT Vale Indonesia Tbk	59.20	59.20	Indonesia	Nickel
Salobo Metais S.A.	100.00	100.00	Brazil	Copper
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Fertilizantes S.A	100.00	100.00	Brazil	Fertilizers
Vale International Holdings GmbH	100.00	100.00	Austria	Holding and Research
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Mina do Azul S.A.	100.00	100.00	Brazil	Manganese
Vale Moçambique S.A.	95.00	95.00	Mozambique	Coal
Vale Nouvelle-Calédonie SAS	80.50	80.50	New Caledonia	Nickel
Vale Oman Pelletizing Company LLC	70.00	70.00	Oman	Pellet
Vale Shipping Holding PTE Ltd.	100.00	100.00	Singapore	Logistics of iron ore

As explained in Note 7, the Company is discontinuing its General Cargo Logistic segment, which includes the following entities:

Entities	% ownership	% voting capital	Location
Ferrovia Centro-Atlântica S. A.	100.00	100.00	Brazil
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil
VLI Multimodal S.A.	100.00	100.00	Brazil
VLI Operações de Terminais S.A.	100.00	100.00	Brazil
VLI Operações Portuárias S.A.	100.00	100.00	Brazil
VLI Participações S.A.	100.00	100.00	Brazil
VLI S.A.	100.00	100.00	Brazil
Ultrafértil S.A	100.00	100.00	Brazil
TUF Empreendimentos e Participações S.A.	100.00	100.00	Brazil
SL Serviços Logísticos S.A.	100.00	100.00	Brazil

2.             Summary of the Main Accounting Practices and Accounting Estimates

a)            Basis of preparation

Consolidated financial statements of the Company (“Financial Statements”) have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the Brazilian Accountant Pronouncements Committee (“CPC”) and approved by the Brazilian Securities Exchange Commission (“CVM”) and Brazilian Federal Accounting Council (“CFC”).

Individual financial statements of the Parent Company (“individual financial statements”) has been prepared in accordance with accounting practices adopted in Brazil issued by CPC and approved by CVM and CFC, and they are disclosed with the consolidated interim financial statements.

In the Group, the accounting practices adopted in Brazil applicable to individual financial statements differ from IFRS applicable to separate financial statements, only for the measurement of investments at equity method in subsidiaries, joint controlled entities and affiliates, as under the rules of IFRS would be the cost or fair value.

Financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trade financial instruments measured at fair value through Statement of Income and available for sale financial instruments measured at fair value through Statement of Comprehensive Income; and (ii) the impairment loss.

We evaluated subsequent events through February 26, 2014, which was the date of the Financial statement were approved by the Board of Directors.

b)                                     Functional currency and presentation currency

Financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian Real (“BRL” or “R$”). For presentation purposes, these financial statements are presented in Brazilian Real.

Operations in other currencies are translated into the functional currency of each entity using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the year are recognized in the Statement of Income as financial expense or income. The exceptions are transactions for which gains and losses are recognized in the Statement of Comprehensive Income.

Statement of Income and Balance Sheet of all Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) Assets, liabilities and Stockholders’ equity (except components described in item (iii)) for each Balance Sheet presented are translated at the closing rate at the Balance Sheet date; (ii) income and expenses for each Statement of Income are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the dates of the transactions and; (iii) capital, capital reserves and treasury stock are translated at the rate at the dates of each transaction. All resulting exchange differences are recognized in a separate component of the Statement of Comprehensive Income, the “Cumulative Translation Adjustment” account, and subsequently transferred to the Statement of Income when the assets are realized.

The exchange rates of the major currencies that impact our operations against the functional currency were:

	Exchange rates used for conversions in Brazilian Reais
	Year ended as at December 31,
	2013	2012	2011
US Dollar - US$	2.3426	2.0435	1.8683
Canadian Dollar - CAD	2.2031	2.0546	1.8313
Australian Dollar - AUD	2.0941	2.1197	1.9092
Euro - EUR or €	3.2265	2.6954	2.4165

c)             Consolidation and investments

Financial statements reflect the balances of assets and liabilities and the transactions of the Parent Company and its direct and indirect controlled entities (“Subsidiaries”), eliminating intercompany transactions. Subsidiaries over which control is achieved through other means, such as stockholders agreement, are also consolidated even if the Company does not own a majority of the voting capital.

For entities over which the Company has joint control (“Joint Ventures”) or significant influence, but not control (“Associates”), the investments are measured under the equity method. In the individual financial statements, investments in subsidiaries are also measured using the equity method.

The accounting practices of subsidiaries, joint ventures and associated companies are set to ensure consistency with the policies adopted by the Parent Company. Transactions between consolidated companies, as well as balances, unrealized profits and losses on these transactions are eliminated. Unrealized gains on downstream or upstream transactions between the Company and its associates and joint ventures are eliminated fully or proportionately to the extent of the Company.

We evaluate the carrying values of our equity investments with reference to the publicly quoted market prices when available. If the quoted market price is lower than book value and this decline is considered other than temporary, we will write-down our equity investments to the level of the quoted market value.

For interests in joint arrangements operations (“joint operations”), Vale recognizes its share of assets, liabilities and transactions.

d)            Business combinations

When Vale acquires control over an entity, the identifiable assets acquired the liabilities and contingent liabilities assumed and the noncontrolling stockholders’ interests recognized are measured initially at their fair values as at the acquisition date.

The excess of the consideration transferred plus the fair value of assets acquired the liabilities and contingent liabilities assumed and the noncontrolling stockholders’ interests recognized is recorded as goodwill, which is allocated to each cash-generating unit acquired.

e)             Noncontrolling stockholders’ interests

Investments held by investors in entities controlled by Vale are classified as noncontrolling stockholders’ interests. The Company treats transactions with noncontrolling stockholders’ interests as transactions with equity owners of the Group.

For purchases of noncontrolling stockholders’ interests, the difference between any consideration paid and the portion acquired of the carrying value of net assets of the subsidiary is recorded in stockholders’ equity. Gains or losses, on disposals of noncontrolling stockholders’ interest, are also recorded in stockholders’ equity.

When the Company ceases to hold control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in the Statement of Income. Any amounts previously recognized in Gain/ (loss) from operations with noncontrolling stockholders’ interests relating to that entity are accounted for as if the Group had directly sold the related assets or liabilities. This means that the amounts previously recognized in Gain/ (loss) from operations with noncontrolling stockholders’ interests are reclassified to the Statement of Income.

f)             Segment information and revenues by geographic area

The Company discloses information by business segment and revenue by geographic unit, in accordance with the principles and concepts used by the chief operating decision makers in evaluating performance and allocating resources. The information is analyzed by operating segment as follows:

Bulk Material — Includes the extraction of iron ore and pellet production and logistic (including railroads, ports and terminals) linked to bulk material mining operations. The manganese ore, ferroalloys and coal are also included in this segment.

Base metals — Includes the production of non-ferrous minerals, including nickel operations (co-products and by-products) and copper.

Fertilizers — Includes three major groups of nutrients: potash, phosphate and nitrogen.

General Cargo Logistics — comprises the logistics services provided to third parties (including rail, port and shipping service) not linked to the other Vale Operating Segments. Assets and liabilities related to this segment are classified as assets and liabilities held for sale and discontinued operations (Note 7).

Other — comprises sales and expenses of other products and investments in joint ventures and associate in other businesses.

g)            Current and non-current assets or liabilities

We classify assets and liabilities as current when it expects to realize the assets or to settle the liabilities, within twelve months from the end of the reporting period. Others assets and liabilities are classified as non-current.

h)            Cash equivalents and short-term investments

The amounts recorded as cash and cash equivalents correspond to the amount available in cash, bank deposits and short-term investments that have immediate liquidity and original maturities within three months. Other investments with maturities after three months are recognized at fair value through income and presented in short-term investments.

i)             Accounts receivables

Account receivables are financial instruments classified in the category Loan and Receivables and represent the total amount due from sale of products and services rendered by the Company. The receivables are initially recognized at fair value and subsequently measured at amortized cost, net of impairment losses, when applicable.

j)             Inventories

Inventory of products is stated at the lower of the average cost of acquisition or production and the net realizable value. The inventory production cost is determined on the basis of variable and fixed costs, direct and indirect costs of production, using the average cost method. An allowance for losses on obsolete or slow-moving inventory is recognized.

Ore Piles are counted as processed when the ore is extracted from the mine. The cost of the finished product is composed of depreciation and any direct cost required converting ore heaps finished products.

Inventory of maintenance supplies are measured at the lower of cost and net realizable value and, where applicable, an estimate of losses on obsolete or slow-moving inventory is recognized.

k)            Non-current assets and liabilities held for sale

When the Company is committed to a sale plan of a set of assets and liabilities available for immediate disposal, these assets and liabilities are classified as Non-current Assets and Liabilities held for sale. If this group of assets and liabilities represent a major line of business are classified as discontinued operations.

The non-current assets and liabilities held for sale and discontinued operations are recognized in current, separate from the other assets and liabilities being measured at the lower of carrying amount and fair value less costs to sell.

Discontinued operations transactions are presented separately from the balances of Company’s continuing operations in Statement of Income, Statement of Comprehensive Income and Statement of Cash Flows.

l)             Stripping Costs

The cost associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of developing the mining property. These costs are subsequently amortized over the useful life of the mine.

Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant body of ore. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the body of ore, and amortized during the useful life of the body of ore.

Stripping costs are measured at fixed and variable costs directly and indirectly attributable to its removal and, when applicable, net of any impairment losses measured in same basis adopted for the cash generating unit which he is part.

m)           Intangible assets

Intangible assets are evaluated at the acquisition cost, less accumulated amortization and impairment losses, when applicable.

Intangible assets with finite useful lives are amortized over their effective use and are tested for impairment whenever there is an indication that the asset may be devalued. Assets with indefinite useful lives are not amortized and are tested for impairment at least annually.

Company holds concessions to exploit railway assets over a certain period of time. Railways are classified as intangible assets and amortized over the shorter of their useful lives and the concession term at the end of which they will be returned to the government.

Intangible assets acquired in a business combination are recognized separately from goodwill.

n)            Property, plant and equipment

Property, plant and equipment are evaluated at cost of acquisition or construction, less accumulated amortization and impairment losses, when applicable.

The cost of mining assets developed internally are determined by direct and indirect costs attributed to building the mining plant, financial charges incurred during the construction period, depreciation of other fixed assets used into building, estimated decommissioning and site restoration expenses and other capitalized expenditures occurred during the development phase (phase when the project proves generator of economic benefit and the Company have ability and intention to complete the project).

The depletion of mineral assets is determined based on the ratio between production and total proven and probable mineral reserves. Property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use, except for land which is not depreciated. Following estimated useful lives:

Property, plant and equipment	Useful lives
Buildings	between 15 and 50 years
Installations	between 8 and 50 years
Equipment	between 3 and 33 years
Computer Equipment	5 years
Mineral rights	production
Locomotives	between 12.5 and 25 years
Wagon	between 33 and 44 years
Railway equipment	between 5 and 50 years
Ships	between 5 and 20 years
Other	between 2 and 50 years

The residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each fiscal year.

Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul.

o)            Research and evaluation

i.                 Expenditures on mining research

Expenditure on mining research is considered operating expenses until the effective proof of the economic feasibility of commercial exploration of a given field. From then on, the expenditures incurred are capitalized as mine development costs.

ii.            Expenditures on feasibility  studies and new technologies and others research

Vale also conducts feasibility study for many whose business which we operates and researching new technologies to optimize the mining process. After proven to generate future benefits to the Company, the expenditures incurred are capitalized.

p)            Impairment of assets

The Company assesses, at each reporting date whether there is evidence that the carrying amount of financial assets measured through amortized cost and long-live non-financial asset, should be impaired.

For financial assets measured through amortized cost, Vale compares the carrying amount with the expected cash flows of the asset, and when appropriate, the carrying value is adjusted to reflect the present value of future cash flows.

For long-live non-financial assets (such as intangible or property plant and equipment), when impairment indication are identified, the test is conducted by comparing the recoverable value of these assets grouped at the lowest levels for which there are separately identifiable cash flows of the cash-generating unit to which the asset belongs to their carrying amount. If we identify the need for adjustment, it is consistently appropriate to each asset’s cash-generating unit. The recoverable amount is the higher of value in use and fair value less costs to sell.

The Company determines its cash flows based on approved budgets, considering mineral reserves and mineral resources calculated by internal experts, costs and investments based on the best estimate of past performance, sale prices consistent with the projections used in reports published by industry considering the market price when available and appropriate. Cash flows used are designed based on the life of each cash-generating unit (consumption of reserve units in the case of minerals) and considering discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit, depending on their composition and location.

For investments in affiliated companies with publicly traded stock, Vale assesses recoverability of assets when there is prolonged or significant decline in market value. The balance of their investments is compared in relation to the market value of the shares, when available. If the market value is less than the carrying value of investments, and the decrease is considered prolonged and significant, the Company performs the adjustment of the investment to the realizable value quoted in the market.

Regardless the indication of impairment of its carrying value, goodwill balances arising from business combinations, intangible assets with indefinite useful lives and lands are tested for impairment at least once a year.

q)            Accounts payable to suppliers and contractors

Accounts payable to suppliers and contractors are obligations to pay for goods and services that were acquired in the ordinary course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

r)             Loans and financing

Loans and Financing are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Statement of Income over the period of the loans, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs.

Note mandatory convertible into preferred of common stock are compound financial instruments issued by the Company which include financial liability (debt) components and Stockholders’ equity. The liability component of a compound financial instrument is initially recognized at fair value that is determined using discounted cash flow, considering the interest rate market for a non-convertible debt instrument with similar characteristics (period, value, credit risk). After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The Stockholders’ equity component is recognized as the difference between the total values received by the Company from the issue of the securities, and the initially recognized amount of the liability component. Following initial recognition, the equity component of a compound financial instrument is not remeasured until its conversion.

s)             Leases

The Company classifies its contracts as finance leases or operating leases based on the substance of the contract as to whether it is linked to the transfer of substantially all risks and benefits of the assets ownership to the Company during their useful life.

For finance leases, the lower of the fair value of the leased asset and the present value of minimum lease payments is recorded in tangible fixed assets and the corresponding obligation recorded in liabilities. For operating leases, payments are recognized on a straight line basis during the term of the contract as a cost or expense in the Statement of Income.

t)             Provision

Provisions are recognized only when there is a present obligation (legal or constructive) resulting from a past event, and it is probable that the settlement of this obligation will result in an outflow of resources, and the amount of the obligation cam be reasonably estimated. Provisions are reviewed and adjusted to reflect the current best estimate at the end of each reporting period. Provisions are measured at the present value of the expenditure expected to be required to settle an obligation using a pre-tax rate, which reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as interest expense.

i.                 Provision for asset retirement obligations

The provision made by the Company refers basically to costs in order to mine closure, with the completion of mining activities and decommissioning of assets related to mine. The provision is set initially recording a liability for long-term return on fixed asset item. The long-term liability is subsequently measured using a long-term discount rate recorded at Statement of income, as financial expenses until start payment or contraction of obligation related to mine closure and decommissioning of assets mining. Assets retirement obligation are depreciated in same basis over assets mining and recorded at Statement of income.

ii.             Provision for litigation

The provision refers to litigation and fines incurred by the Company. The obligation is recognized when it is considered probable and can be measured with reasonable certainty. The accounting counterpart for the obligation is an expense in Statement of Income. This obligation is updated according to the evolution of the judicial process or interest incurred and can be reversed if the estimate of loss is not probable or settled when the obligation is paid.

u)                                     Employee benefits

i.                       Current benefits — wages, vacations and related taxes

Payments of benefits such as wages, vacation past due or accrued vacation, as well the related social security taxes over those benefits, are recognized monthly in income, on an accruals basis.

ii.                   Current benefits — profit sharing

The Company has an overall corporate performance-based profit sharing policy, based on the achievement of the Company is whole, specific areas as well as employees individual performance goals. The Company recognizes provision based on the recurring measurement of the compliance with goals, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The counter entry of the provision is recorded as cost of sales or service rendered or operating expenses in accordance with the activity of each employee.

iii.               Non-current benefits — non-current incentive

The Company has established a procedure for awarding certain eligible executives (Matching Plan and Long-Term Incentive Plan - ILP) with the goal of encouraging employee retention and optimum performance. The Matching Plan establishes that these executives eligible for the plan are entitled to a specific number of preferred class A stocks of the Company, and shall be entitled at the end of three years to a cash sum corresponding to the market value of the shares lot initially linked by the executives, provided that they are under the ownership of executives throughout the entirety of the period. As well as matching, the ILP provides at the end of three years the payment in the amount equivalent to a certain number of shares based on the assessment of the executives’ performance and the Company’s results in relation to a group of companies of similar size (per group). Plan liabilities are measured at each reporting date, at their fair values, based on market prices. Obligations are measured at each reporting date, at fair values based on market prices. The compensation costs incurred are recognized in income during the three-year vesting period as defined.

iv.                Non-current benefits — pension costs and other post-retirement benefits

The Company operates several retirement plans for its employees.

For defined contribution plans, the Company’s obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled in to these plans.

For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company’s obligation. The liability recognized in the Balance Sheet represents the present value of the defined benefit obligation as at that date, less the fair value of plan assets. The remeasurement gains and losses, and return on plan assets (excluding the amount of interest on return of assets recognized in income) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income and consequently in equity.

For plans presenting a surplus, the Company does not recognize any assets or benefits in the Balance Sheet or Statement of Income until such time as the use of this surplus is clearly defined. For plans presenting a deficit, the Company recognizes actuarial liabilities and results arising from the actuarial valuation.

v)                                     Derivative financial instruments and hedge operations

The Company uses derivative instruments to manage its financial risks as a way of hedging against these risks. The Company does not use derivative instruments for speculative purposes. Derivative financial instruments are recognized as assets or liabilities in the Balance Sheet and are measured at their fair values. Changes in the fair values of derivatives are recorded in each year as gains or losses in the statements of income or in unrealized fair value gain or losses in stockholders’ equity when the transaction is eligible to be characterized as an effective cash flow hedge.

The Company documents the relationship between hedging instruments and hedged items with the objective of risk management and strategy for carrying out hedging operations. The Company also documents, both initially and on a continuously basis, that its assessment of whether the derivatives used in hedging transactions are highly effective.

The effective components of changes in the fair values of derivative financial instruments designated as cash flow hedges are recorded as unrealized fair value gain/(losses) and recognized in stockholders’ equity; and their non-effective components recorded in income. The amounts recorded in Statement of Comprehensive Income, will only be transferred to Statement of Income (costs, operating expenses or financial expenses) when the hedged item is actually realized.

w)                                   Financial Assets

The Company classifies its financial assets in accordance with the purpose for which they were purchased, and determines the classification and initial recognition according to the following categories:

Financial assets measured at fair value through the Statement of Income — Financial assets held for trading acquired for the purpose of selling in the short-term. These instruments are measured at fair value, except for derivative financial instruments not classified as hedge accounting, the fair value is measured considering the inclusion of the credit risk of counterparties the calculation of the instruments.

Loans and receivables — Non-derivative financial instruments, with fixed or determinable payments, that are not quoted in an active market. They are initially measured at fair value and subsequently at amortized cost using the effective interest method.

Held to maturity — Are non-derivative financial assets with fixed or determinable payments and fixed maturities for which the Company has the intent and ability to hold them to maturity. They are initially measured at fair value and subsequently at amortized cost.

Available for sale — Non-derivative financial assets not classified in other category of financial instrument. Financial instruments in this category are measured at fair value, with changes in fair value until the moment of realization then recorded in Statement of Comprehensive Income. On disposal of financial asset, fair value is reclassified to Statement of Income.

x)                                     Capital

The Company periodically repurchases shares to hold in treasury for future sale or cancellation. These shares are recorded in a specific account as a reduction of stockholders´ equity at their acquisition value and carried at cost. These programs are approved by the Board of Directors with a determined terms and numbers of type of shares.

Incremental costs directly attributable to the issue of new shares or options are recognized in Stockholders’ equity as a deduction from the amount raised, net of taxes.

y)                                     Government grants and support

Government grants and support are accounted for when Company has reasonably complied with conditions set by the government in relation to the grants. Company recognizes the grants in Statement of Income, as reductions in taxes expenses, according to the nature of the item, and classified through retained earnings in stockholders’ equity during allocation of net income.

z)                                      Revenue recognition

Revenue is recognized when Vale transfers to its customers all of the significant risks and rewards of ownership of the product sold or when services are rendered. Net revenue excludes any applicable sales taxes and is recognized at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to Vale and the revenues and costs can be reliably measured.

In most instances sales revenue is recognized when the product is delivered to the destination specified by the customer, which is typically the vessel on which it is shipped, the destination port or the customer’s premises.  Revenue from services is recognized in the amount by which the services are rendered and accepted by the customer’s.

In some cases, the sale price is determined on a provisional basis at the date of sale as the final selling price is subject to escalation clauses through date of final pricing. Revenue from the sale of provisionally priced products is recognized when the risks and rewards of ownership are transferred to the customer and the revenue can be measured reliably. At this date, the amount of revenue to be recognized are estimated based on the forward price of the product sold.

Amounts billed to customers for shipping corresponds to products sold by the Company are recognized as revenue when that is responsible for shipping. Shipping costs are recognized as operating costs.

aa)                              Current and deferred income taxes

The amount of income taxes are recognized in the Statement of Income, except for items recognized directly in stockholders’ equity, in which cases the tax is also recognized in stockholder’s equity.

The provision for income taxes are calculated individually for each entity in the Group based on tax rates and tax rules in force in the location of the entity. The recognition of deferred taxes are based on temporary differences between carrying value and the tax basis of assets and liabilities as well as taxes losses carry forwards. Deferred tax liabilities are fully recognized. The deferred income taxes assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against fiscal current liabilities and when the deferred income taxes assets and liabilities are related to income taxes recorded by the same taxation authority on the same taxable entity.

bb)                              Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the income attributable to the stockholders of the Company, after accounting for the remuneration to the holders of equity securities, by the weighted average number of shares outstanding (total shares less treasury shares).

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding for the conversion of all dilutive potential shares. Vale does not have mandatory convertible securities that could result in the dilution of the earning per share.

cc)                                Stockholder´s remuneration

The stockholder’s remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company, based on bylaws. Any amount above the minimum compulsory remuneration approved the bylaws shall only be recognized in current liabilities on the date it is approved by stockholder.

Vale is permitted to distribute interest attributable to stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate (“TJLP”) determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of net income for the year or 50% of retained earnings plus revenue reserves as determined by Brazilian corporate law.

The benefit to Vale, as opposed to making a dividend payment, is a reduction in our income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders’ equity is considered as part of the annual minimum mandatory dividend (Note 26-e). This notional interest distribution is treated for accounting purposes as a deduction from stockholders’ equity in a manner similar to a dividend and the tax credit recorded in income.

dd)                              Statements of Added Value

The Company preparer it’s consolidated and the parent company Statements of Added Value in accordance with the accounting practices adopted in Brazil applicable to public companies which are submitted as part of the financial statements in accordance with Brazilian accounting practices. For IFRS purposes, this statement is presented as additional information, without prejudice to the set of financial statements.

3.                                      Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by the management of the Company.

These estimates are based on the best knowledge and information existing in the Balance Sheet date. Changes in facts and circumstances may lead to the revision of these estimates. Actual future results may differ from the estimates.

The significant estimates and assumptions used by Company in these financial statements are as follow:

a)                                    Mineral reserves and mine useful life

The estimates of proven reserves and probable reserves are regularly evaluated and updated. The proven and probable reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to take positions on expected future conditions that are highly uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on the proven and probable reserves recorded.

The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mines, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation and environmental recovery of mines. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges included in cost of goods sold. Changes in the estimated useful life of the mine have a significant impact on the estimates of environmental provision and impairment analysis.

b)                                    Asset Retirement

The Company recognizes an obligation under the fair value for asset retirement obligations in the period in which they occur, as Note 2t-i. The Company considers the accounting estimates related to closure costs of a mine as a critical accounting policy because they involve significant values for the provision and are estimated using several assumptions, such as interest rate, inflation, useful life of the asset considering the current state of closure and the projected date of depletion of each mine. The estimates are reviewed annually.

c)                                     Impairment

The Company annually tests impairment of tangible and intangible assets segregated by cash-generating units, usually using discounted cash flow that depends on several estimates, which are influenced by market conditions prevailing at the time the impairment test, is performed.

d)                                    Litigation losses

Provisions are recorded when the possibility of loss relating to legal proceedings or contingent liabilities is considered probable by the Company’s legal department and legal advisors.

The provisions are recorded when the amount of loss can be reasonably estimated. By their nature, litigations will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside the Company’s control. Because of the legal uncertainties inherent in the environments, involves the exercise of significant estimates and judgments of management regarding the results of future events.

e)                                     Post-retirement benefits for employees

The amount recognized and disclosed depend on a number of factors that are determined based on actuarial calculations using various assumptions in order to determine costs and, liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized.

At the end of each year the Company and external actuaries reviews the assumptions that should be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and to the future values of estimated cash outflows, which are recorded in the plan obligations.

f)                                      Fair values of derivatives and others financial instruments

The fair values of financial instruments not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods and assumptions are based on the market conditions, at the end of the year.

A sensitivity analysis present potential impact on results from different from management’s estimates. (Note 25)

g)                                    Deferred income taxes

The Company recognizes the effects of deferred taxes arising from tax losses and temporary differences. It recognizes impairment where it believes that tax credits recoverable are not probable.

The determination of the provision for income tax or deferred income tax, assets and liabilities, and any impairment of tax credits amount require the use of estimates. For each tax asset, the Company assesses the probability that some or all of the tax assets may not be recoverable. The impairment recorded in relation to the accumulated tax losses depends on the assessment of the probability of the generation of future taxable profits based on production and sales planning, commodity prices, operational costs, restructuring plans, reclamation costs and planned capital costs.

4.                                      Accounting Standards

Company prepared its financial statements under IFRS, based on the pronouncements issued by CPC and approved by CVM and CFC. Pronouncements issued by the IASB, with adoption required for years ending after December 31, 2013 and has not yet issued by the CPC will not be early adopted.

Standards, interpretations or amendments issued by the IASB and effective in 2013

There are new standards, interpretations and amendments to the IFRS effective in 2013. The impacts retrospective of the new standards are limited to the effects of the revised CPC 33 (R1) Employee benefits, described in Note 6.

Standards, interpretations or amendments issued by the IASB for adoption after December 31, 2013

Annual Improvements to IFRSs: 2010-2012 Cycle — In December 2013 the IASB issued a series of non-urgent updates to some statements, with application prospective or for periods after July 1, 2014. Vale is reviewing possible impacts related to this update on its financial statements.

Defined Benefit Plans: Employee Contributions — In November 2013 the IASB issued an update statement to IAS 19 - Employee Benefit which aims to simplify the accounting treatment of contributions made by employees and third parties, in defined benefit plans. The adoption of the updates will be applied from July 1, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39 — In June 2013 o IASB issued an amendment to IAS 39 — Financial Instruments: Recognition and Measurement, IFRS 7 — Financial Instruments: Disclosures and IFRS 9 — Financial Instruments that brings a comprehensive review of hedge accounting, aligning the accounting aspects to the management of risk, to bring more useful information to the financial statements. These updates cancel IFRIC 9 - Reassessment of Embedded Derivative. The adoption of the updates will be applied immediately to those who have already adopted IFRS 9. Whose adoption is mandatory from January 1, 2015. We are analyzing potential impacts regarding IFRS 9 and this update on our financial statements.

Novation of Derivatives and Continuation of Hedge Accounting — In June 2013 IASB issued an amendment to IAS 39 — Financial Instruments: Recognition and Measurement, that document conclude that hedge accounting do not terminate or expire when as consequence of law or regulation, a derivative financial instrument replace their original counterparty to become the new counterparty to each of the parties. The adoption of the amendment will be required from January 1, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

IFRIC 21 Levies — In May 2013 IASB issued an interpretation about the recognition of a government imposition (levies). The adoption of the interpretation will be required from January 1, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

Recoverable Amount Disclosures for Non-Financial Assets — In May 2013 IASB issued an amendment to IAS 36 — Impairment of Asset that clarifies the IASB intention about the disclosure of non- financial assets impairment. The adoption of the amendment will be required from January 1, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

5.                                      Risk Management

Vale considers that effective risk management is key to its growth, strategic planning and financial flexibility. Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks to which the Company is exposed. In order to do this, Vale evaluates not only the impact in the results of the business caused by variables traded in financial markets (market risk) and those arising from liquidity risk, but also the risk from counterparties obligations (credit risk), those relating to inadequate or failed internal processes, people, systems or external events (operational risk), among others.

a)             Risk management policy

The Board of Directors has established a risk management policy in order to support the company’s growth plan, strategic planning and Company’s business continuity, besides to improve its capital structure and management of Vale Group, ensure adequate degree of flexibility in financial management while maintaining the level of robustness required for investment grade and to strengthen its corporate governance practices.

The corporate risk management policy requires that Vale should regularly measure and monitor its corporate risk on a consolidated basis in order to ensure that the overall risk level of the Company remains aligned with the guidelines defined by the Board of Directors and the Executive Board.

The Executive Risk Management Committee, created by the Board of Directors, is responsible for supporting the Executive Board in the risk assessments and for issuing an opinion regarding the Company’s risk management profile. It’s also responsible for the supervision and revision of the principles and instruments of corporate risks management.

The Executive Board is responsible for the approval of the adoption of norms, rules and responsibilities and for reporting to the Board of Directors.

The risk management norms and instructions complement the corporate risk management policy and define the Company practices, processes, controls, roles and responsibilities in relation to risk management.

The Company may, where necessary, allocate specific risks limits to management activities, including but not limited to, market risk limit, corporate and sovereign credit limits, in accordance with the acceptable corporate risk limit.

b)             Liquidity risk management

Liquidity risk arises from the possibility that Vale might not perform its obligations by the due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

To mitigate this risk, Vale has a revolving credit facility in order to assist the short term liquidity management and to enable more efficient cash management, this is consistent with the strategic focus on cost of capital. The revolving current credit facilities were obtained from a syndicate of several global commercial banks.

c)              Credit risk management

Vale’s credit risk arises from potential negative impacts on its cash flow due to uncertainty regarding the ability of counterparties to meet their contractual obligations. Vale has various procedures and processes to manage this risk, such as the control of credit limits, the obligation to diversity exposure diversification across several counterparties and the monitoring of the portfolio’s credit risk.

Vale’s counterparties can be divided into three main categories: customers (responsible by obligations regarding receivables from payment term sales); financial institutions (with whom Vale keeps its cash investments or negotiates derivatives transactions); and suppliers of equipment, products and services (in the case of payments in advance).

•                  Commercial Credit Risk Management

For commercial credit exposure, which arises from sales to final customers, the risk management department approves or requests the approval of credit risk limits for each counterpart. Further, the Executive Board sets annually global commercial credit risk limits for the customer’s portfolio.

Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, based on three main sources of information: (i) Expected Default Frequency (“EDF”) provided by KMV (Moody’s); (ii) credit ratings from the main international rating agencies; and (iii) customer financial statements from which financial ratios are determined.

As at 31 December 2013, 65% of accounts receivable due to Vale commercial sales had low or insignificant risk, 31% had moderate risk and only 4% high risk.

Whenever considered necessary, the quantitative credit risk analysis is complemented by a qualitative analysis which takes into consideration the payment history of that counterparty, its commercial relationship with Vale and the customer’s strategic position in its economic sector, among others variables.

Based on the counterparty’s credit risk or based on Vale´s consolidated credit risk profile, risk mitigation strategies are used to minimize the Company`s credit risk in order to meet the acceptable level of risk approved by the Executive Board. The main credit risk mitigation strategies used by the Company are credit insurance, mortgage, letter of credit and corporate guarantees, among others.

Vale has abroad and diversified accounts receivable portfolio from a geographical standpoint, with China, Europe, Brazil and Japan being the regions of most significant exposures. According to the region, different types of guarantees can be used to enhance the credit quality of the receivables.

Vale controls its account receivables portfolio through the Credit and Cash Collection committees, though which representatives from the risk management, cash collection and commercial departments monitor each counterparty`s position. Finally, Vale has an automatic control that blocks additional sales to customers who are in default.

•                  Treasury Credit Risk Management

The management of exposure arising from cash investments and derivatives instruments is realized through the following procedures: annual approval by the Executive Board of the credit limits per counterparty, controls of portfolio diversification, counterparties` credit spread variations and the treasury portfolio overall credit risk. There’s also a monitoring of all positions, exposure versus limit control and periodic report to the Executive Risk Management Committee.

The calculation of the exposure to a counterparty that has several derivative transactions with Vale, the sum of exposure of each derivative contracted with this counterparty is considered. The exposure for each derivative is defined as the future value calculated within the life of the derivative, considering the variation of the market risk factors that affect the value of the derivative instrument.

Vale also assess the creditworthiness of its counterparties in treasury operations following an internal methodology similar to commercial credit risk management that aims to define a default probability for each counterparty.

Depending on the counterparty’s nature (banks, insurance companies, countries or corporations), different inputs will be considered: (i) expected default probability given by KMV; (ii) Credit Default Swaps (“CDS”) and bond market spreads; (iii) credit ratings defined by the main international rating agencies; and (iv) financial statements data and indicators analysis.

d)             Market risk management

Vale is exposed to various market risk factors that could impact its cash flows. The assessment of this potential impact arising from the volatility of risk factors and their correlations is performed periodically to support the decision making process and the growth strategy of the Company, ensure its financial flexibility and monitor the volatility of future cash flows.

When necessary, market risk mitigation strategies are evaluated and implemented in line with these objectives. Some strategies may incorporate financial instruments, including derivatives. The portfolios of the financial instruments are monitored on a monthly basis, enabling the monitoring of financial results and their impact on cash flow.

Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed to are:

• Foreign exchange and Interest rates;

• Product prices and input costs.

e)              Foreign exchange and interest rate risk

The company’s cash flow is subjected to volatility of several currencies, once its product prices are predominantly indexed to US Dollar, while most of the costs, disbursements and investments are indexed to other currencies, mainly Brazilian Real and Canadian Dollar.

In order to reduce the potential impact that arises from this currency mismatch, derivatives instruments can be used as a risk mitigation strategy.

In the case of cash flow foreign exchange protection regarding revenues, costs, disbursements and investments, the main risk mitigation strategies used are forwards and swaps.

Vale implemented hedge transactions to protect its cash flow against the market risks arising from its debt obligations — mainly currency volatility. We use swap transactions to convert debt linked to Brazilian Real and Euros into US Dollar that have similar - or sometimes shorter - settlement periods than the final maturities of the debt instruments. Their notional amounts are similar to the principal and interest payments, subjected to liquidity market conditions.

Swaps with shorter settlement dates are renegotiated over time so that their final maturity matches - or becomes closer - to the debts` final maturity. At each settlement date, the results of the swap transactions partially offset the impact of the foreign exchange rate in Vale’s obligations, to mitigate the effects of the cash disbursements in US Dollar.

In the case of debt instruments denominated in Brazilian Real, in the event of an appreciation (or depreciation) of the Brazilian Real against the US Dollar, the negative (or positive) impact on Vale`s debt service (interest and/or principal payment) measured in US Dollars will be partially offset by the positive (or negative) effect from the swaps, regardless of the US$/R$ exchange rate on the payment date. The same rationale is applicable to debts denominated in other currencies and their respective swaps.

Vale has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the London Interbank Offer Rate in US dollar (“LIBOR”). Considering the impact of interest rate volatility on the cash flow, Vale observes the potential natural hedges effects between US Dollar floating rates and commodities prices in the decision process of acquiring financial instruments. Sensitivity analysis is disclosed in Note 25.

f)               Risk of product and Input prices

Vale is also exposed to market risks regarding commodity price and input volatilities. In accordance with risk management policy, risk mitigation strategies involving commodities can be used to adjust the cash flow risk profile and reduce Vale’s cash flow volatility. For this kind of risk mitigation strategy, Vale uses predominantly forwards, futures or zero-cost collars.

g)             Operational risk management

Operational risk management is the structured approach that Vale uses to manage uncertainty related to possibly inadequate or failure in internal processes, people and systems and to external events, in accordance with the principles and guidelines of ISO31000.

Operational risks are periodically monitored, ensuring the effectiveness of prevention / mitigation key controls in operation and execution of the risk treatment strategy (creation of new controls, changes in the risk environment, transfer part of the risk by contracting insurance, provisioning of resources, etc.).

Therefore, the Company seeks to have a clear view of its major risks, of the best cost-benefit mitigation plans and of the controls in place, monitoring the potential impact of operational risk and allocating capital efficiently.

h)             Capital Management

The Company’s aim, its capital, to seek a structure that will ensure the continuity of your business in the long term, as well as, delivering value to stockholders through dividend payments and capital gain, and at the same time maintain a debt profile suitable to its activities, with  amortization well distributed over years, on average 10 years, thus avoiding a concentration in one specific period.

i)     Insurance

Vale has taken out several types of insurance, such as operating risk insurance, civil responsibility, engineering risks insurance (projects) and life insurance policies for employees, among others. The coverage of these policies is similar those commonly used by the mining industry and was contract in line with the objectives defined by the Company, with the corporate risk management policy and the limitation imposed by the insurance and reinsurance global market.

Insurance management is carried out with the support of the existing insurance committees in the various operational areas of the Company. Among its management instruments, Vale uses captive reinsurance companies that allow it to contract insurance on a competitive basis as well as giving it direct access to key international insurance and reinsurance markets.

6.             Changes in accounting policies

From 2013 Vale adopted the revised IAS 19 Employee benefits — IAS 19 to account employment benefits, correlate to CPC 33(R1). The Company has applied the standard retrospectively in accordance with the transition provisions of the standard which eliminated the method of “corridor”; simplified the changes between the assets and liabilities of plans, recognizing in the statement of income, service cost, interest expense on benefit obligation and interest income on plan assets; and recognizing in comprehensive income, the remeasurements of actuarial gains and losses, return on plan assets(net of interest income on assets) and changes in the effect of the asset ceiling and onerous liabilities.

Statement of the effects of these adjustments in the comparative periods presented is as follows:

	Consolidated			Parent Company
	December 31, 2012
Balance Sheet	Original balance (i)	Effect of changes	Adjusted balance	Original balance	Effect of changes	Adjusted balance
Assets
Current
Cash and cash equivalents	11,918	—	11,918	688	—	688
Others	34,123	—	34,123	29,899	—	29,899
	46,041	—	46,041	30,587	—	30,587
Non-current
Deferred income tax and social contribution	8,134	148	8,282	5,558	148	5,706
Others	212,748	(235)	212,513	204,311	(2,671)	201,640
	220,882	(87)	220,795	209,869	(2,523)	207,346
Total Assets	266,923	(87)	266,836	240,456	(2,523)	237,933
Liabilities and Stockholders’ equity
Current
Employee post retirement benefits obligations	420	—	420	220	—	220
Liabilities directly associated with assets held for sale	327	18	345	—	—	—
Others	24,924	—	24,924	19,953	—	19,953
	25,671	18	25,689	20,173	—	20,173
Non-current
Employee post retirement benefits obligations	3,390	3,372	6,762	545	201	746
Deferred income tax and social contribution	7,754	(753)	7,001	—	—	—
Others	74,475	—	74,475	67,350	—	67,350
	85,619	2,619	88,238	67,895	201	68,096
Stockholders’ equity
Capital	75,000	—	75,000	75,000	—	75,000
Unrealized fair value gain (losses)	(1,422)	(2,754)	(4,176)	1,914	(2,754)	(840)
Pension plan	—	—	—	50	—	50
Cumulative translation adjustments	8,960	42	9,002	(4,218)	42	(4,176)
Retained earnings	78,466	—	78,466	—	—	—
Noncontrolling interests	3,257	(12)	3,245	78,478	(12)	78,466
Others	(8,628)	—	(8,628)	1,164	—	1,164
	155,633	(2,724)	152,909	152,388	(2,724)	149,664
Total Liabilities and Stockholders’ equity	266,923	(87)	266,836	240,456	(2,523)	237,933

(i) Year adjusted according to Note 7.

Vale has taken out several types of insurance, such as operating risk insurance, civil responsibility, engineering risks insurance (projects) and life insurance policies for employees, among others. The coverage of these policies is similar  those commonly used by the mining industry and was contract in line with the objectives defined by the Company, with the corporate risk management policy and the limitation imposed by the insurance and reinsurance global market.

Insurance management is carried out with the support of the existing insurance committees in the various operational areas of the Company. Among its management instruments, Vale uses captive reinsurance companies that allow it to contract insurances on a competitive basis as well as giving it direct access to key international insurance and reinsurance markets.

6.             Changes in accounting policies

On 2013 Vale starts to apply the revised IAS 19 Employee benefits — IAS 19 to account employment benefits, correlate to CPC 33(R1). The Company has applied the standard retrospectively in accordance with the transition provisions of the standard which eliminated the method of “corridor”; simplified the changes between the assets and liabilities of plans, recognizing : the financial cost and the expected return on plan assets  in the income statement;  and the remeasurement of gains and losses, the effect of changes on the ceiling of the plan, and return on assets (excluding the amount of interest on return of assets recognized in statement of income) in comprehensive Income.

Statement of the effects of these adjustments in the comparative periods presented is as follows:

	Consolidated			Parent Company
	January 1, 2012
Balance Sheet	Original balance (i)	Effect of changes	Adjusted balance	Original balance	Effect of changes	Adjusted balance
Assets
Current
Cash and cash equivalents	6,593	—	6,593	575	—	575
Others	33,543	—	33,543	25,009	—	25,009
	40,136	—	40,136	25,584	—	25,584
Non-current
Deferred income tax and social contribution	3,538	29	3,567	2,108	29	2,137
Others	193,414	—	193,414	186,438	(1,243)	185,195
	196,952	29	196,981	188,546	(1,214)	187,332
Total Asset	237,088	29	237,117	214,130	(1,214)	212,916
Liabilities and Stockholders’ equity
Current
Employee post retirement benefits obligations	316	—	316	141	—	141
Others	20,369	—	20,369	14,012	—	14,012
	20,685	—	20,685	14,153	—	14,153
Non-current
Employee post retirement benefits obligations	2,846	1,731	4,577	405	84	489
Deferred income tax and social contribution	10,614	(404)	10,210	—	—	—
Others	56,263	—	56,263	56,097	—	56,097
	69,723	1,327	71,050	56,502	84	56,586
Stockholders’ equity
Capital	75,000	—	75,000	75,000	—	75,000
Unrealized fair value gain (losses)	(75)	(1,332)	(1,407)	(75)	(1,332)	(1,407)
Cumulative translation adjustments	(750)	204	(546)	(750)	204	(546)
Retained earnings	78,132	(170)	77,962	78,132	(170)	77,962
Noncontrolling interests	53	—	53	53	—	53
Others	(5,680)	—	(5,680)	(8,885)	—	(8,885)
	146,680	(1,298)	145,382	143,475	(1,298)	142,177
Total Liabilities and Stockholders’ equity	237,088	29	237,117	214,130	(1,214)	212,916

(i) Recast according to note 7.

	Consolidated			Parent Company
	December 31, 2012
Statement of income	Original balance (i)	Effect of changes	Adjusted balance	Original balance	Effect of changes	Adjusted balance

Net revenue	91,269	—	91,269	57,429	—	57,429
Cost of goods sold and services rendered	(49,899)	67	(49,832)	(24,245)	—	(24,245)
Gross operating profit	41,370	67	41,437	33,184	—	33,184

Operational expenses	(23,508)	—	(23,508)	(14,336)	32	(14,304)
Financial expenses	(8,404)	165	(8,239)	(8,518)	191	(8,327)
Equity results	1,241	—	1,241	1,241	—	1,241
Impairment	(4,002)	—	(4,002)	(1,804)	—	(1,804)
Earnings before income taxes	6,697	232	6,929	9,767	223	9,990

Current and deferred Income taxes	2,669	(74)	2,595	(33)	(65)	(98)
Net income of the year	9,366	158	9,524	9,734	158	9,892

Loss attributable to noncontrolling interests	(501)	—	(501)	—	—	—
Net income attributable to stockholders	9,867	158	10,025	9,734	158	9,892

Discontinued operations (note12)	—	—	(133)
Net income of the year	9,867	158	9,892

(i) Recast according to Note 7.

	Consolidated
	December 31, 2011
Statement of income	Original balance (i)	Effect of changes	Adjusted balance
Net revenue	100,556	—	100,556
Cost of goods sold and services rendered	(41,002)	(31)	(41,033)
Gross operating profit	59,554	(31)	59,523

Operational expenses	(8,999)	—	(8,999)
Financial expenses	(6,371)	53	(6,318)
Equity results	1,857	—	1,857
Earnings before income taxes	46,041	22	46,063

Current and deferred Income taxes	(8,494)	(10)	(8,504)
Net income of the year	37,547	12	37,559

Loss attributable to noncontrolling interests	(406)	—	(406)
Net income attributable to stockholders	37,953	12	37,965

Discontinued operations (note12)	(139)	—	(139)
Net income from discontinued operations attributable to stockholders	—	—	—
Net income of the year	37,814	12	37,826

(i) Recast according to Note 7.

	Consolidated			Parent Company
	December 31, 2012
Statement of comprehensive income	Original balance	Effect of changes	Adjusted balance	Original balance	Effect of changes	Adjusted balance
Net income of the year	9,233	158	9,391	9,734	158	9,892
Cumulative translation adjustments	10,072	(302)	9,770	9,708	(302)	9,406
	19,305	(144)	19,161	19,442	(144)	19,298
Unrealized loss on available-for-sale investments, net	(3)	—	(3)	(3)	—	(3)
Retirement benefit obligations, net	—	(1,281)	(1,281)	—	(1,281)	(1,281)
Cash flow hedge, net	(242)	—	(242)	(242)	—	(242)
Total comprehensive income of the year, net	19,060	(1,425)	17,635	19,197	(1,425)	17,772
Comprehensive income attributable to noncontrolling interests, net	(137)	—	(137)	—	—	—
Comprehensive income attributable to the Company’s stockholders, net	19,197	(1,425)	17,772	19,197	(1,425)	17,772

	Consolidated
	December 31, 2011
Statement of comprehensive income	Original balance	Effect of changes	Adjusted balance
Net income of the year	37,408	12	37,420
Cumulative translation adjustments	8,828	(1)	8,827
	46,236	11	46,247
Unrealized loss on available-for-sale investments, net	6	—	6
Retirement benefit obligations, net	—	(557)	(557)
Cash flow hedge, net	240	—	240
Total comprehensive income of the year, net	46,482	(546)	45,936
Comprehensive income attributable to noncontrolling interests, net	(72)	—	(72)
Comprehensive income attributable to the Company’s stockholders, net	46,554	(546)	46,008

7.                                      Discontinued operations and assets and liabilities held for sale

Below shows the amounts of assets and liabilities held for sale and discontinued operations reclassified during the year:

	Consolidated
	December 31, 2013			December 31, 2012
	General Cargo - Logistic (a)	Energy (b)	Total	Araucária (b)	Total
Assets held for sale and discontinued operations
Accounts receivable	330	—	330	29	29
Other current assets	634	—	634	112	112
Investment	—	186	186	—	—
Intangible, net	3,951	—	3,951	—	—
Property, plant and equipment, net	2,406	1,315	3,721	794	794
Total assets	7,321	1,501	8,822	935	935

Liabilities associated if assets held for sale and discontinued operations
Suppliers and contractors	198	—	198	24	24
Payroll and related charges	144	—	144	—	—
Other current liabilities	262	—	262	105	105
Other non-current Liabilities	446	—	446	216	216
Total Liabilities	1,050	—	1,050	345	345
Assets and liabilities with discontinued operation	6,271	1,501	7,772	590	590

a)                           Discontinued operations

In September 2013, Vale announced its intention to dispose the control over its subsidiary VLI S.A. (“VLI”), which aggregates all operations of General cargo logistic segment. As consequence, the General Cargo logistic segment has been treated as discontinued operations and assets and liabilities were reclassified to non-current asset / liabilities held for sale.

As part of the disposal process, we entered into  agreements to transfer its 20% stock on VLI capital to Mitsui & Co. in the amount of R$1,509 (US$677); 15,9% for Fundo de Garantia de Tempo de Serviço (“FGTS”) by amount R$1.200 (US$538); and 26,5% to investment fund managed by Brookfield Asset Management by an amount of R$2.000 (US$853). The operation is subject to revision by the Brazilian Administrative Council for Economic Defense agency (“Conselho Administrativo de Defesa Econômica” or “CADE”).

The net income, cash flows and added value for the year of discontinued operations represent the General Cargo Logistic segments results, which differ from the results generated by VLI in such year and are presented as follow:

	Consolidated
	Year ended as at December 31,
	2013	2012	2011
Discontinued operations
Net revenue of service	2,762	2,242	1,463
Cost of services rendered	(2,657)	(2,098)	(1,449)
Operating expense	(193)	(248)	(152)
Operating profit	(88)	(104)	(138)
Financial Results	(6)	(1)	19
Income before income taxes	(94)	(105)	(119)
Income taxes	420	(28)	(20)
Profit after income taxes	326	(133)	(139)
Gross income from fair value measurement	(484)	—	—
Income taxes of fair value measurement	154	—	—
Net income for the year from discontinued operations	(4)	(133)	(139)

	Consolidated
	Year ended as at December 31,
	2013	2012	2011
Cash flow from discontinued operations
Operating activities
Net (loss) income from discontinued operation	(4)	(133)	(139)
Adjustments for Conciliation
Depreciation and amortization	339	268	185
Deferred income tax	(659)	(20)	7
Fair value adjusments	484	—	—
Others	244	58	91
Decrease (increase) in assets	(112)	615	272
Increase (decrease) in liabilities	65	150	90
Net cash provided by operating activities	357	938	506

Investing activities
Additions to property, plant and equipment	(1,643)	(923)	(349)
Others	(6)	37	(27)
Net cash used in investing activities	(1,649)	(886)	(376)

Financing activities
Long-term debt
Additions	182	—	—
Net cash provided by financing activities	182	—	—
Net cash provided (used) by discontinued operations	(1,110)	52	130

	Consolidated
	Year ended as at December 31,
	2013	2012	2011
Added value from discontinued operations
Generation of added value
Renevues	4,243	2,746	1,826
Inputs acquired from third parties	(3,335)	(1,654)	(1,074)
Depreciation and amortization	(339)	(268)	(185)
Financial income	28	14	17
Monetary and exchange changes of assets	14	10	5
Total value added to distribute	611	848	589

Personnel	454	355	283
Taxes and contributions	510	416	274
Income tax	(574)	28	20
Remuneration of third party capital	225	182	151
Remuneration of capital	(4)	(133)	(139)
Distribution of value added	611	848	589

b)                                     Assets and liabilities held for sale

•                                          Energy Generation Assets

In December 2013, the Company signed agreements with CEMIG Geração e Transmissão S.A. (CEMIG GT), as follow : (i) to sell 49% of it stakes of 9% over Norte Energia S.A.(“Norte Energia”), company responsible for construction, operation and exploration of Hydroelectric facility of Belo Monte (“Belo Monte”), and (ii) Creation of a Joint venture (Aliança Geração de Energia S/A) to be constituted by Vale and CEMIG through contribution of their holdings within following power generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I e II, Aimorés and Candonga. No cash will be disbursed as part of the transaction. Vale and CEMIG GT will hold respectively 55% and 45% of this new company and the supply of electricity to Vale operations, previously guaranteed by their own generation, will be secured by long-term contract.

The operation above is still pending approval from regulatory agencies (ANEEL).  The assets were transferred to assets held for sale with no impact in the Statement Income.

•                                          Araucária Assets

In December 2012, we executed an agreement with Petróleo Brasileiro S.A. (“Petrobras”) to sell Araucária, operation for production of nitrogens based fertilizes, located in Araucária, in the Brazilian state of Paraná, for R$478 and recognized a loss of R$269 recorded within “Gain (loss) on measurement or sales of non-current assets” in Statement of Income. The purchase price will be paid by Petrobras through installments accrued quarterly, adjusted by 100% of the Brazilian Interbank Interest rate (“CDI”), in  amounts equivalent to the royalties due by Vale related to the operation of potash assets and mining of Taquari-Vassouras and of the Carnalita project.

The sale was concluded in June 2013 and no additional effects occurred in the Statement of Income for the year

8.                                      Acquisitions and Divestitures

The results on divestitures are presented as follow:

	Consolidated			Parent Company
	Year ended as at December 31,
	2013	2012	2011	2013	2012
Gain (loss) on measurement or sales of non-current assets
Tres Vales	(508)	—	—	—	—
Manganese and Ferroalloys	—	(45)	—	—	(45)
Coal assets	—	(722)	—	—	(722)
Araucária	—	(269)	—	—	(269)
Aluminum Assets	—	—	2,492	—	—
General Cargo Logistic	—	—	—	(484)	—
	(508)	(1,036)	2,492	(484)	(1,036)
Financial income
Hydro	491	—	—	491	—
	491	—	—	491	—
Results on sale investments from associates and joint controlled entities
Log-in	33	—	—	33	—
Fosbrasil	65	—	—	—	—
	98	—	—	33	—

•                                          2013

a)                                    Divestitures of Hydro

As part of Vale’s strategy of reducing its exposure to non-core assets, in November 2013, we sold Norsk Hydro common shares for R$4,218. Since February 2013 when the lock-up period for trading Hydro shares ended, the investment could be traded in the market and therefore we had started classifying this investment as a financial asset available for sale. As result of this operation we recognized a gain calculated as bellow of R$491 that is presented in our Statement of Income as “Financial Income”:

Hydro
Balance in the date of sale	4,309
Cumulative translation adjustment recycling	(952)
Results on available for sale investments recycling	370
3,727
Amount received	4,218
Gain on sale	491

b)                                    Divestitures of Tres Valles

In December 2013, we sold our total participation in Sociedade Contractual Minera Tres Valles (“Tres Vales”) for R$58. This transaction is consistent with Vale´s strategy of focusing on world-class assets, with scale compatible with its existing operations. In this transaction, Vale recognized a loss of R$508 presented in our Statement of Income as “Gain (loss) on measurement or sale of non-current assets”. The total loss includes an amount of R$13 transferred from “Cumulative translation adjustments”.

c)                                     Divestitures of Fosbrasil

In December 2013, we entered into an agreement to sale of Vale’s minority participation in the associate Fosbrasil, producer of purified phosphoric acid, for R$105. In this transaction Vale recognized a gain of R$65 presented in our Statement of Income as “Result on sale investments from associates and joint controlled entities”.

d)                                    Divestitures of Log-In

In December 2013, Vale promoted an auction to sell its common shares of Log-in Logística Intermodal S.A. (Log-in). All the shares were sold for R$ 233 and the gain of R$33 on this transaction was recorded in our Statement of Income as “Result on sale investments from associates and joint controlled entities”.

•                                          2012

e)                                     Acquisition of additional participation in the Belvedere

During 2012, we concluded the purchase option on additional 24.5% participation in the Belvedere Coal Project owned by Aquila Resources Limited (“Aquila”) in the amount of R$318 (AUD150). In 2013, after the approval of the local government, Vale has 100% of Belvedere and paid the total amount of R$682 for wholly participation.

f)                                      Sales of Coal

In June 2012, we have concluded the sale of our thermal coal operations in Colombia to CPC S.A.S., an affiliate of Colombian Natural Resources S.A.S. (“CNR”). The loss on this transaction, of R$722 was recorded in the income statement in the line “Gain (loss) on measurement or sales of non-current assets”.

g)                                    Acquisition of EBM stocks

At 2012, we acquired additional 10.46% of Empreendimentos Brasileiros de Mineração (“EBM”). As result of the acquisition, we increased our share in EBM to 96.7% and we recorded R$500 as result from operation with non-controlling interest in Stockholders Equity.

h)                                    Divestitures of manganese and ferroalloys

In October 2012, we concluded the sale of manganese and ferroalloys operations in Europe for R$318. In this transactions Vale recognized a loss of R$45 presented in our Statement of Income as “Gain (loss) on measurement or sales of non-current assets”.

i)                                       Divestitures of participation on Vale Oman Pelletizing

In October 2012, we sold 30% of participation in Vale Oman Pelletizing LLC for R$145. In this transactions Vale recognized a gain of R$129 in Stockholders Equity.

•                                          2011

j)                                       Divestitures of aluminum assets

In February 2011, we concluded the sale of Albras-Alumínio Brasileiro (“Albras”), Alunorte-Alumina do Norte do Brasil (“Alunorte”), Companhia de Alumina do Pará (“CAP”), 60% of Mineração Paragominas S.A. (“Paragominas”) and other Brazilian bauxite mineral rights. For these transactions we received US$1,081 (R$1,802) in cash and 22% of Hydro’s outstanding common shares. The gain of R$ 2,492 was recorded in Statement of Income as “Gain (loss) on measurement or sales of non-current assets”.

k)                                    Acquisition of NESA

In 2011, we acquired 9% of participation in Norte Energia S.A. (“NESA”) for R$137.

9.                                      Cash and Cash Equivalents

	Consolidated			Parent Company
	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012

Cash and bank accounts	3,649	2,440	1,770	28	36	177
Short-term investments (maturity until 3 months)	8,816	9,478	4,823	3,607	652	398
	12,465	11,918	6,593	3,635	688	575

Cash and cash equivalents includes cash, demand deposits, and financial investments with an insignificant risk of changes in value, being in part Brazilian Reais indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”)  and those denominated in US Dollars are mainly in time deposits, with the original maturities of less than three months.

10.                               Accounts Receivables

	Consolidated			Parent Company
	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012
Denominated in Reais “Brazilian Reais”	1,193	1,734	2,295	1,275	1,519	2,238
Denominated in other currencies, mainly US$	12,375	12,384	13,791	12,984	20,434	13,698
	13,568	14,118	16,086	14,259	21,953	15,936

Allowance for doubtful accounts	(208)	(233)	(197)	(92)	(114)	(127)
	13,360	13,885	15,889	14,167	21,839	15,809

In consolidated the accounts receivables related to the steel sector represented 79.70%, 71.26% and 67.90%, of total receivable as at December 31, 2013, December 31, 2012 and January 1, 2012, respectively. To the parent company the steel sector represent as at December 31, 2013, December 31, 2012 and January 1, 2012, 91.77%, 89.15% and 88.66% of the accounts receivables, respectively.

No individual customer represents over 10% of receivables or revenues.

The estimated losses for accounts receivable recorded in the Statements of Income as at December 31, 2013, 2012 and 2011  totaled R$8, R$45 and R$3, respectively. Write offs as at December 31, 2013, 2012 and 2011 totaled R$34, R$34 and R$2, respectively.

11.                               Inventory

The inventories of products are comprised as follows:

	Consolidated			Parent Company
	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012
Inventories of products
Bulk Material
Iron ore	1,513	1,746	1,538	1,574	1,571	1,602
Pellets	206	195	309	162	210	241
Manganese and ferroalloys	177	188	444	—	—	—
Coal	746	506	503	—	—	—
	2,642	2,635	2,794	1,736	1,781	1,843
Base Metals
Nickel and other products	3,276	3,870	3,691	351	259	202
Copper	53	60	71	23	37	47
	3,329	3,930	3,762	374	296	249

Fertilizers
Potash	19	41	—	—	—	—
Phosphates	734	679	604	—	—	—
Nitrogen	45	42	120	—	—	—
	798	762	724	—	—	—

Other products	15	24	170	4	3	77
Total inventories of products	6,784	7,351	7,450	2,114	2,080	2,169

Materials supplies	2,878	2,969	2,383	1,173	1,203	1,014
Total of inventories	9,662	10,320	9,833	3,287	3,283	3,183

As at December 31, 2013, 2012 and 2011 inventory balances included a provision to adjust at market value of nickel, amounting to R$28 , R$0  and R$27, respectively, and manganese in the amount of R$2 , R$6  and R$16, respectively, and copper in the amounts of R$0 , R$6  and R$0 , respectively, and coal in the amount of R$228 , R$0  and R$0 , respectively.

	Consolidated			Parent Company
	Year ended as at December 31,
	2013	2012	2011	2013	2012
Inventories of product
Balance on begin of year	7,351	7,450	4,589	2,080	2,170
Addition	42,413	38,781	36,045	17,298	18,841
Transfer from materials supplies inventory	8,894	8,341	6,276	3,548	3,730
Sale	(51,722)	(47,506)	(38,719)	(20,812)	(22,600)
Provision/ reversal of the write-off by inventory adjustment (a)	(442)	(78)	(1,089)	—	(61)
Translation adjustments	290	363	348	—	—
Balance on ended of year	6,784	7,351	7,450	2,114	2,080

(a) Include provision for adjustments to market value

	Consolidated			Parent Company
	Year ended as at December 31,
	2013	2012	2011	2013	2012
Materials supplies
Balance on begin of year	2,969	2,383	2,572	1,203	1,013
Addition	8,347	8,866	6,071	3,518	3,920
Transfer to use	(8,894)	(8,341)	(6,276)	(3,548)	(3,730)
Translation adjustments	456	61	16	—	—
Balance on ended of year	2,878	2,969	2,383	1,173	1,203

12.                               Recoverable Taxes

	Consolidated			Parent Company
	December 31, 2013	December 31, 2012	January 01, 2012	December 31, 2013	December 31, 2012	January 01, 2012
Value-added tax	2,643	2,090	1,913	1,348	1,056	731
Brazilian Federal Contributions (PIS - COFINS)	1,594	1,370	1,768	1,156	1,014	1,536
Others	129	131	110	49	88	82
Total	4,366	3,591	3,791	2,553	2,158	2,349

Current	3,698	3,148	3,308	2,295	1,903	2,148
Non-current	668	443	483	258	255	201
Total	4,366	3,591	3,791	2,553	2,158	2,349

13.                               Investments

The movement of investments in subsidiaries, associate and joint ventures are as follow:

	Consolidated			Parent Company
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2013	December 31, 2012
		(i)	(i)		(i)
Balance on begin of the year	13,044	14,984	7,321	121,436	111,908
Additions	784	892	7,357	5,479	7,334
Disposals (a)	(229)	(62)	(8)	(188)	(1,252)
Cumulative translation adjustment	(50)	1,087	437	6,274	8,439
Equity results	999	1,241	1,857	(1,996)	608
Equity other comprehensive income	(406)	66	(28)	1,104	(2,164)
Dividends declared	(1,649)	(1,162)	(1,952)	(2,519)	(1,461)
Impairment	—	(4,002)	—	—	(1,976)
Transfers to held for sale and available for sale (b)	(4,096)	—	—	(6,220)	—
Balance on ended of the year	8,397	13,044	14,984	123,370	121,436

(i) Recast according to Note 6.

(a) The 2013 disposals refers to investments in Log-in R$188 and Fosbrasil R$40. (Note 8)

(b) The Consolidated transfers to available for sale refers to investments in Hydro R$3,910 (Note 8a) and Norte Energia R$186 (Note 7b), and the Parent Company transfers to held for sale refers to investments in VLI R$6,034 and Norte Energia R$186.

Investments   (Continued)

					Investments					Equity results			Received dividends
					As of					Year ended as at December 31,			Year ended as at December 31,
	Location	Principal activity	% ownership	% voting capital	December 31, 2013	December 31, 2012		January 1st, 2012		2013	2012	2011	2013	2012	2011
Subsidiaries and affiliated companies
Direct and indirect subsidiaries						(i	)	(i	)		(i )	(i )
Aços Laminados do Pará S.A.	Brazil	Steel	100.00	100.00	321	319		266		(5)	(7)	(48)	—	—	—
Biopalma da Amazônia S.A. (a)	Brazil	Energy	70.00	70.00	559	349		442		(219)	(115)	(37)	—	—	—
Companhia Portuária da Baía de Sepetiba - CPBS	Brazil	Iron ore	100.00	100.00	377	454		350		259	231	152	263	126	155
Compañia Minera Miski Mayo S.A.C (a)	Peru	Fertilizers	40.00	51.00	493	528		446		20	66	6	81	—	—
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and Manganese	100.00	100.00	1,306	1,365		1,113		351	266	297	279	93	—
Minerações Brasileiras Reunidas S.A. - MBR (b)	Brazil	Iron ore	98.32	98.32	4,500	4,538		3,792		(211)	224	230	341	258	—
Potasio Rio Colorado S.A. (a)	Argentina	Fertilizers	100.00	100.00	1,530	6,016		2,776		(5,883)	(31)	(72)	—	—	—
Rio Doce Australia Pty Ltd.	Australia	Coal	100.00	100.00	991	(36)		752		(459)	(2,080)	(507)	—	—	—
Salobo Metais S.A. (a)	Brazil	Copper	100.00	100.00	7,120	6,343		4,625		(68)	(208)	19	—	—	—
Sociedad Contractual Minera Tres Valles (a) (c)	Chile	Copper	—	—	—	460		432		(77)	(95)	(76)	—	—	—
SRV Reinsurance Company S.A.	Switzerland	Insurance	100.00	100.00	289	1,248		837		(651)	24	(184)	—	—	—
Vale International Holdings GMBH (b)	Austria	Holding and research	100.00	100.00	13,150	8,193		7,849		(17)	(2,124)	1,036	—	—	—
Vale Canada Holdings	Canada	Holding	100.00	100.00	1,075	1,000		902		(16)	(22)	(23)	—	—	—
Vale Canada Limited (b)	Canada	Nickel	100.00	100.00	19,312	9,575		8,565		(1,798)	(2,553)	(238)	—	—	—
Vale Colombia Holding Ltd. (e)	Colombia	Coal	100.00	100.00	—	—		1,183		—	(64)	18	—	—	—
Vale Fertilizantes S.A. (d)	Brazil	Fertilizers	100.00	100.00	—	—		10,735		—	(53)	203	—	—	—
Vale Fertilizantes S.A. (antiga Mineração Naque S.A.) (a) (b)	Brazil	Fertilizers	100.00	100.00	13,751	13,404		1,859		(189)	2,399	(89)	—	—	—
Vale International S.A. (b)	Switzerland	Trading and holding	100.00	100.00	28,067	34,749		38,525		5,031	3,788	8,105	—	—	—
Vale Malaysia Minerals	Malaysia	Iron ore	100.00	100.00	2,321	1,013		295		70	—	—	—	—	—
Vale Manganês S.A.	Brazil	Manganese and Ferroalloys	100.00	100.00	665	687		717		(22)	(29)	25	—	1	382
Vale Mina do Azul S.A.	Brazil	Manganese	100.00	100.00	351	203		154		163	49	13	—	—	—
Vale Moçambique	Mozambique	Coal	100.00	100.00	10,060	5,886		771		(73)	(257)	(438)	—	—	—
Vale Shipping Holding Pte. Ltd.	Singapore	Logistic of iron ore	100.00	100.00	6,482	5,118		3,944		379	226	55	—	—	—
VBG Vale BSGR Limited (a)	Guinea	Iron ore	51.00	51.00	876	869		757		(109)	(130)	(175)	—	—	—
VLI S.A. (h)	Brazil	General Cargo Logistics	—	—	—	4,958		3,966		279	(159)	33	—	—	—
Others					1,377	1,153		871		250	21	(186)	72	96	58
					114,973	108,392		96,924		(2,995)	(633)	8,119	1,036	574	595
Joint Ventures
California Steel Industries, INC	USA	Steel	50.00	50.00	425	342		301		44	29	21	—	19	11
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	Brazil	Pellets	50.00	50.00	213	218		208		42	50	55	47	40	54
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (f)	Brazil	Pellets	50.89	51.00	196	213		214		3	73	34	20	74	32
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (f)	Brazil	Pellets	50.90	51.00	145	130		150		15	16	78	—	36	71
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (f)	Brazil	Pellets	51.00	51.11	372	364		372		40	42	75	51	51	36
CSP- Companhia Siderúrgica do PECEM (i)	Brazil	Steel	50.00	50.00	1,608	1,020		499		(24)	(13)	(6)	—	—	—
MRS Logística S.A.	Brazil	Iron ore	47.59	46.75	1,322	1,197		1,028		222	236	219	149	119	92
Norte Energia S.A.	Brazil	Energy	4.59	4.59	193	246		137		(4)	(5)	—	—	—	—
Samarco Mineração S.A.	Brazil	Pellets	50.00	50.00	1,023	1,288		745		1,069	1,247	1,453	1,323	373	1,384
Others					109	110		114		(23)	14	10	2	4	1
					5,606	5,128		3,768		1,384	1,689	1,939	1,592	716	1,681
Direct and indirect associate
Henan Longyu Energy Resources CO., LTD.	China	Coal	25.00	25.00	835	697		529		91	113	140	90	107	—
LOG-IN - Logística Intermodal S/A (c)	Brazil	Logistics	—	—	—	192		212		(4)	(18)	(12)	—	—	—
Mineração Rio Grande do Norte S.A. - MRN	Brazil	Bauxite	40.00	40.00	259	277		248		21	42	13	39	14	—
Norsk Hydro ASA (g)	Norway	Aluminum	—	—	—	4,572		6,029		—	(77)	160	115	95	84
Teal Minerals Incorporated	Zambia	Copper	50.00	50.00	535	516		437		(53)	(9)	(9)	—	—	—
Tecnored Desenvolvimento Tecnologico S.A. (a)	Brazil	Iron ore	49.21	49.21	91	79		86		(23)	(42)	(13)	—	—	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	Brazil	Steel	26.87	26.87	752	1,092		3,003		(351)	(327)	(309)	—	—	—
Zhuhai YPM Pellet Co	China	Pellets	25.00	25.00	58	48		43		1	1	—	—	—	—
Others					261	443		629		(67)	(131)	(52)	—	—	1
					2,791	7,916		11,216		(385)	(448)	(82)	244	216	85
Total of associates and joint ventures					8,397	13,044		14,984		999	1,241	1,857	1,836	932	1,766
Total					123,370	121,436		111,908		(1,996)	608	9,976	2,872	1,506	2,361

(*)  Recast according to Note 6.

(a)         Investment balance includes the values of advances for future capital increase;

(b)         Stockholder’s equity is excluded of others investments presented in the table.

(c)          Company sold in December 2013;

(d)         Merged with Vale Fertilizantes S.A. (old Mineração Naque);

(e)          Company sold in June 2012;

(f)           Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders;

(g)          Investment classified as financial assets available for sale during 2013 and sold in November 2013 (Note 8);

(h)         Investment in VLI in 2013 was transferred to non-current assets(liabilities) held for sale and discontinued operations, as described in Note 7; and

(I)           Pre-operational stage.

Dividends received by the Parent Company during the year ended at December 31, 2013 and December 31, 2012 were R$2.550 and R$1.190, respectively.

	December 31, 2013					December 31, 2012
	Assets	Liabilities	Adjusted stockholders equity (*)	Adjusted operating results (*)	Adjusted net income for the year (*)	Adjusted net income for the year (*)
Subsidiaries and affiliates
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	324	3	321	(5)	(5)	(7)
Balderton Trading Corp	497	138	360	(14)	(16)	(46)
Biopalma da Amazonia S.A.	1,635	1,030	605	(179)	(313)	(165)
Companhia Portuária da Baía de Sepetiba - CPBS	483	106	377	393	259	231
Compañia Minera Miski Mayo S.A.C	1,470	318	1,153	104	50	165
Mineração Corumbaense Reunida S.A.	2,224	918	1,306	555	351	266
Minerações Brasileiras Reunidas S.A. - MBR	6,776	1,320	5,456	241	(59)	370
Potasio Rio Colorado S.A.	1,622	92	1,530	(5,859)	(5,883)	(31)
Rio Doce Australia Pty Ltd.	4,775	3,560	1,215	(489)	(459)	(2,080)
Salobo Metais S.A.	8,279	1,159	7,120	(30)	(68)	(208)
SRV Reinsurance Company S.A.	571	283	289	(654)	(651)	24
Vale International Holdings GMBH	107,926	8,139	99,787	(644)	(1,972)	(1,317)
Vale Canada Holdings	27,694	26,619	1,075	(19)	(16)	(22)
Vale Canada Limited	76,537	52,714	23,823	(629)	(1,755)	(2,573)
Vale Fertilizantes S.A. (Antiga Mineração Naque S.A.)	18,775	3,212	15,564	(114)	(6,052)	2,399
Vale International S.A.	150,119	64,478	85,641	3,274	(1,984)	1,050
Vale Malaysia Minerals	2,508	187	2,321	(71)	70	—
Vale Manganês S.A.	915	250	665	(99)	(22)	(29)
Vale Mina do Azul S.A.	702	351	351	240	163	49
Vale Emirates Limited	10,468	408	10,060	(827)	(73)	(257)
Vale Shipping Holding Pte. Ltd.	6,992	509	6,482	144	379	226
VBG Vale BSGR Limited	4,427	2,907	1,520	(27)	(214)	(255)

Direct and indirect affiliates
California Steel Industries, INC	1,838	987	850	133	87	58
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	454	28	426	121	83	100
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	461	77	385	27	6	143
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	343	57	286	25	30	31
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	821	91	731	96	79	83
CSP- Companhia Siderugica do PECEM	3,512	297	3,215	(36)	(47)	(27)
Henan Longyu Energy Resources CO., LTD.	3,878	537	3,341	533	360	453
Mineração Rio Grande do Norte S.A. - MRN	2,211	1,563	648	192	54	104
MRS Logística S.A.	6,725	3,947	2,778	834	466	502
Norte Energia S.A.	15,330	11,123	4,207	(60)	(42)	(47)
Samarco Mineração S.A.	13,073	11,026	2,047	3,725	2,139	2,493
Teal Minerals (Barbados) Incorporated	2,518	1,451	1,067	(74)	(105)	(18)
Tecnored Desenvolvimento Tecnologico S.A.	159	17	142	(49)	(48)	(86)
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	9,783	6,986	2,797	(810)	(1,307)	(1,217)
Zhuhai YPM Pellet Co	530	298	232	4	3	6

14.          Intangible Assets

	Consolidated
	December 31, 2013			December 31, 2012			January 1, 2012
	Cost	Amortization	Net	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	9,698	—	9,698	9,407	—	9,407	8,990	—	8,990
Finite useful life
Concession and subconcession	7,259	(2,793)	4,466	10,981	(3,307)	7,674	9,997	(2,813)	7,184
Right to use	769	(175)	594	732	(113)	619	1,133	(80)	1,053
Others	3,033	(1,695)	1,338	2,504	(1,382)	1,122	1,682	(1,120)	562
	11,061	(4,663)	6,398	14,217	(4,802)	9,415	12,812	(4,013)	8,799
Total	20,759	(4,663)	16,096	23,624	(4,802)	18,822	21,802	(4,013)	17,789

	Parent Company
	December 31, 2013 (unaudited)			December 31, 2012			January 1, 2012
	Cost	Amortization	Net	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	9,698	—	9,698	9,407	—	9,407	8,990	—	8,990
Finite useful life
Concession and subconcession	7,259	(2,793)	4,466	6,410	(2,414)	3,996	5,920	(2,105)	3,815
Right to use	223	(89)	134	222	(83)	139	679	(72)	607
Others	3,033	(1,695)	1,338	2,504	(1,382)	1,122	1,682	(1,120)	562
	10,515	(4,577)	5,938	9,136	(3,879)	5,257	8,281	(3,297)	4,984
Total	20,213	(4,577)	15,636	18,543	(3,879)	14,664	17,271	(3,297)	13,974

The rights of use refers basically to the usufruct contract entered into with noncontrolling stockholders to use the Empreendimentos Brasileiros de Mineração S.A. shares (owner of the shares of MBR) and intangible identified in business combination of Vale Canada. The amortization of the right of use will expires in 2037 and Vale Canada’s intangible will end in September 2046. The concessions and subconcessions are the agreements with the Brazilian government for the exploration and the development the ports and rails. (Note 31-g)

The table below shows the movement of intangible assets during the year:

	Consolidated
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance as at January 1, 2011	8,654	6,514	1,054	607	16,829
Addition	—	332	—	373	705
Write off	—	(30)	—	(2)	(32)
Amortization	—	(311)	(24)	(185)	(520)
Translation adjustment of the year	336	—	23	—	359
Others	—	231	—	(231)	—
Effect of discontinued operations
Net effect of year	—	448	—	—	448
Balance as at December 31, 2011	8,990	7,184	1,053	562	17,789
Addition	—	537	—	825	1,362
Write off	—	(17)	(455)	—	(472)
Amortization	—	(339)	(32)	(265)	(636)
Translation adjustment of the year	417	—	53	—	470
Effect of discontinued operations
Net effect of year	—	309	—	—	309
Balance as at December 31, 2012	9,407	7,674	619	1,122	18,822
Addition	—	884	—	509	1,393
Write off	—	(28)	—	(4)	(32)
Amortization	—	(386)	(57)	(289)	(732)
Translation adjustment of the year	291	1	32	—	324
Effect of discontinued operations	—	—	—	—
Net effect of year	—	272	—	—	272
Transfers to held for sale	—	(3,951)	—	—	(3,951)
Balance as at December 31, 2013	9,698	4,466	594	1,338	16,096

	Parent Company
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance as at January 1, 2012	8,990	3,815	607	562	13,974
Addition	—	537	—	825	1,362
Write off	—	(17)	(455)	—	(472)
Amortization	—	(339)	(13)	(265)	(617)
Translation adjustment of the year	417	—	—	—	417
Balance as at December 31, 2012	9,407	3,996	139	1,122	14,664
Addition	—	884	—	509	1,393
Write off	—	(28)	—	(4)	(32)
Amortization	—	(386)	(65)	(289)	(680)
Translation adjustment of the year	291	—	—	—	291
Balance as at December 31, 2013	9,698	4,466	134	1,338	15,636

15.          Property, plant and equipment

	Consolidated
	December 31, 2013			December 31, 2012			January 1, 2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	2,215	—	2,215	1,381	—	1,381	1,331	—	1,331
Buildings	23,228	(4,992)	18,236	15,755	(3,304)	12,451	13,977	(2,552)	11,425
Facilities	36,683	(11,061)	25,622	33,350	(9,326)	24,024	28,699	(7,885)	20,814
Computer equipment	1,592	(1,163)	429	2,014	(1,245)	769	1,737	(1,053)	684
Mineral properties	50,608	(12,479)	38,129	48,440	(9,887)	38,553	41,954	(7,319)	34,635
Others	63,600	(19,698)	43,902	54,673	(17,526)	37,147	51,290	(15,249)	36,041
Construction in progress	62,775	—	62,775	59,130	—	59,130	48,925	—	48,925
	240,701	(49,393)	191,308	214,743	(41,288)	173,455	187,913	(34,058)	153,855

	Parent Company
	December 31, 2013			December 31, 2012			January 1, 2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,322	—	1,322	1,162	—	1,162	762	—	762
Buildings	11,167	(1,718)	9,449	5,695	(1,319)	4,376	6,131	(1,111)	5,020
Facilities	18,884	(4,534)	14,350	16,428	(4,128)	12,300	15,674	(3,586)	12,088
Computer equipment	695	(512)	183	942	(724)	218	857	(638)	219
Mineral properties	3,188	(822)	2,366	4,402	(588)	3,814	3,750	(529)	3,221
Others	22,953	(8,815)	14,138	16,821	(7,533)	9,288	16,508	(6,449)	10,059
Construction in progress	28,897	—	28,897	30,073	—	30,073	24,134	—	24,134
	87,106	(16,401)	70,705	75,523	(14,292)	61,231	67,816	(12,313)	55,503

(i) The total amount of Capital Expenditures recognized as additions of consolidated construction in progress in December 31, 2013, 2012 and 2011 correspond to R$20.838, R$22.639 and R$19.566, respectively. To the parent company in 2013 and 2012 correspond to R$9.474 and R$9.613.

The property, plant and equipment (net book value) given as guarantees for judicial claims in December 31, 2013, December 31, 2012 and January 1, 2012 correspond to R$180, R$197 and R$146 in consolidated. To the parent company at December 31, 2013 and December 31, 2012 correspond to R$147 and R$161 respectively.

In December 2013, R$3.3 billion refers to iron ore Project — Guinea (Note 31 d).

The table below shows the movement of Property, plant and equipment during the year:

	Consolidated
	Land	Building	Facilities	Computer equipment	Mineral properties	Others	Constructions im progress	Total
Balance as at January 1, 2011	593	8,118	25,097	439	40,661	31,839	19,909	126,656
Acquisitions (i)	—	—	—	—	—	—	25,546	25,546
Disposals	—	(64)	(21)	—	(37)	(63)	(191)	(376)
Depreciation and amortization	—	(197)	(823)	(117)	(251)	(2,933)	—	(4,321)
Translation adjustment of the year	—	(6)	(2,368)	7	953	6,290	1,432	6,308
Transfers	738	3,562	(1,106)	364	(6,691)	920	2,213	—
Net effect of discontinued operations
Net effect of year	—	12	35	(9)	—	(12)	16	42
Balance as at December 31, 2011	1,331	11,425	20,814	684	34,635	36,041	48,925	153,855
Acquisitions (i)	—	—	—	—	—	—	30,392	30,392
Disposals	(2)	(127)	(100)	(18)	(104)	(704)	(1,100)	(2,155)
Transfer to non-current assets held for sale	—	(51)	(67)	—	(3)	(1,919)	(24)	(2,064)
Impairment	—	(2,227)	(554)	(2)	(1,074)	(2,841)	(1,684)	(8,382)
Depreciation and amortization	—	(616)	(1,807)	(176)	(1,531)	(3,791)	—	(7,921)
Translation adjustment of the year	(199)	714	(273)	334	2,932	2,483	3,339	9,330
Transfers	251	3,311	6,010	(57)	3,575	7,878	(20,968)	—
Net effect of discontinued operations
Net effect of year	—	22	1	4	123	—	250	400
Balance as at December 31, 2012	1,381	12,451	24,024	769	38,553	37,147	59,130	173,455
Acquisitions (i)	—	—	—	—	—	—	27,156	27,156
Disposals	(3)	(9)	(155)	(3)	(66)	(33)	(436)	(705)
Impairment	—	(30)	(390)	—	—	(6)	(4,962)	(5,388)
Depreciation and amortization	—	(629)	(1,995)	(158)	(1,937)	(4,178)	—	(8,897)
Translation adjustment of the year	(18)	378	533	(316)	2,560	4,111	879	8,127
Transfers	855	6,160	4,923	151	(973)	8,216	(19,332)	—
Net effect of discontinued operations
Net movements of the year	—	20	16	(2)	(8)	545	709	1,280
Transfers to held for sale	—	(105)	(1,334)	(12)	—	(1,900)	(369)	(3,720)
Balance as at December 31, 2013	2,215	18,236	25,622	429	38,129	43,902	62,775	191,308

	Parent Company
	Land	Building	Facilities	Computer equipment	Mineral properties	Others	Constructions im progress	Total
Balance as at January 1, 2012	762	5,020	12,088	219	3,221	10,059	24,134	55,503
Acquisitions (i)	—	—	—	—	—	—	14,650	14,650
Disposals	—	(1)	(19)	(1)	(19)	(87)	(432)	(559)
Impairment	—	(2,227)	(554)	(2)	(550)	(817)	(1,922)	(6,072)
Depreciation and amortization	—	(184)	(575)	(95)	(135)	(1,302)	—	(2,291)
Transfers	400	1,768	1,360	97	1,297	1,435	(6,357)	—
Balance as at December 31, 2012	1,162	4,376	12,300	218	3,814	9,288	30,073	61,231
Acquisitions (i)	—	—	—	—	—	—	13,875	13,875
Disposals	—	(3)	(10)	—	—	(63)	(644)	(720)
Transfer to non-current assets held for sale	—	—	(1,094)	—	—	—	—	(1,094)
Impairment	—	(30)	(390)	—	—	(7)	—	(427)
Depreciation and amortization	—	(216)	(672)	(82)	(289)	(901)	—	(2,160)
Others	160	5,322	4,216	47	(1,159)	5,821	(14,407)	—
Balance as at December 31, 2013	1,322	9,449	14,350	183	2,366	14,138	28,897	70,705

16.          Impairment

We identified evidence of impairment in relation to certain investments and property, plant and equipment. The following impairment charges were recorded:

		December 31, 2013			December 31, 2012
Assets	Cash-generating unit	Net carrying amount	Impairment	Impairment adjustment	Net carrying amount	Impairment	Impairment adjustment
Property, plant and equipment
Fertilizers	PRC	6,489	1,526	4,963
Nickel	Onça Puma				7,653	1,884	5,769
Pellets	Pelletizing asset	527	100	427	—	—	—
Coal	Australia assets				3,365	1,226	2,139
Other					386	83	303
		7,016	1,626	5,390	11,404	3,193	8,211
Investment
Aluminum	Norsk Hydro ASA				6,598	4,572	2,026
Steel	Thyssenkrupp				4,387	2,583	1,804
Energy	VSE				207	35	172
		—	—	—	11,192	7,190	4,002
		7,016	1,626	5,390	22,596	10,383	12,213

a)    Propert plant and equipment

•      2013

•      Fertillizer of PRC

In 2013, the Company suspended the implementation of the Rio Colorado project in Argentina (“PRC”). The underlying project parameters were not sufficiently favorable to the project meets the Company’s capital allocation and the value creations targets. The company will continue honoring its commitments related to the concessions and reviewing alternatives to enhance the project outcome in order to determine prospects for future project development.

In the fourth quarter of 2013, the Company concluded its analyses in relation to the PRC investment and used its best estimate, which approximated the original cost of the investment, in determining the “fair value less cost to sell” for purposes of the impairment charge.

•      Pellets

The company analyzed the temporary stoppage of pelletizing plants in Brasil and the uncertainty resumption of operations resulted in the revaluations of these assets with the respectively impairment.

•      2012

•      Onça Puma nickel assets

Problems with the two furnaces in the Onça Puma project have led to the total stoppage of its iron-nickel operations since June 2012. After reviewing the case, Vale decided to rebuild one of the furnaces.  Given this event, the carrying value of Onça Puma’s assets required an adjustment for impairment to reflect its fair value.

The recoverable amount of Onça Puma’s assets, once we determined these would not be recovered through undiscounted cash flows, was ascertained by determining their value from discounted cash flow projections based on financial budgets approved by management for the life of the mine. The projected cash flow was adjusted to reflect the effects of the quantities sold at the commodity futures prices and on the expected demand for the product.

The key assumptions used by management to calculate the impairment are the sales values of the commodities and the discount rate, reflecting the volatile nature of the business.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply to comply with the risk of the assets under valuation, Vale weighted average cost of capital is used as a basic point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual reporting unit operate.

•      Coal assets in Australia

Increasing costs, falling market prices, reduced production levels and financially unfavorable regulatory changes were identified in the coal sector, leading us to carry out impairment tests.

The recoverable amount for the Australian assets was ascertained by determining through the calculation of value from discounted cash flow projections based on financial budgets approved by management for the life of the mine. The projected cash flow was adjusted to reflect the effects of the quantities sold at the commodity futures prices and on the expected demand for the product.

The key assumptions used by management to calculate the impairment of coal assets in Australia are the commodities prices and the discount rate, reflecting the volatile nature of the business.

•      Other

In 2012 changes in the Company’s strategy have altered the expected cash flows from some of our other operations, such as of oil and gas and other projects.

The recoverable amount of these assets was ascertained from the new cash flow projections from financial budgets recently revised and approved by management.

b)    Investment

•      2012

•      Investment in Norsk Hydro ASA

The Company held 22% stake in the affiliated Norsk Hydro ASA (“Norsk Hydro”), which is accounted for the equity method.

The volatility of aluminum prices and uncertainties about the European economy contributed to a reduction in the traded market value of Norsk Hydro.

The Company assessed that the reduction of the market value of Norsk Hydro as “other than temporary” and thus recognized an impairment charge in this affiliated, adjusting the book value for its fair value.

At December 31, 2012 Norsk Hydro’s shares at the close of trading were quoted at US$ 4.99 per share resulting in a value of US$ 2,237 (R$4.572).

•      Investment in Thyssenkrupp CSA

We recorded an impairment charge against the carrying value of our 26.87% interest in Thyssenkrupp CSA to reflect a reduction in the investment recoverable amount. The fair value based on future cash flow and does not take into account the inherent value of our rights as the exclusive suppliers of ore to the mill which comprise an integral component of our investment strategy.

•      Investment in Vale Soluções de Energia

Changes in the investment strategy of the Company have altered the expected cash flows from operations of our joint venture Vale Soluções de Energia.

The carrying value for VSE was ascertained from the new cash flow projections from financial budgets recently approved by management for the joint venture.

c)     Goodwill and intangible assets of indefinite life

The goodwill arose from the process of acquisition of part of our business mainly represented by of iron ore and pellets (R$4.284), nickel (R$4.084) and fertilizer (R$1.328).

The annual impairment review resulted in no impairment charge both for 2013 and 2012. For impairment testing purpose, we used a specific discount rate by asset, which consider a premium for country and business segment risk.

The key assumption to which the discounted cash flow is more sensitive is the sales prices and production cost.

17.          Loans and Financing

a)            Total debt

	Consolidated			Parent Company
	Current Liabilities
	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012
Debt contracts abroad
Working capital	—	—	40	—	—	—
Loans and financing in:
United States Dollars	783	1,235	1,689	536	275	165
Others currencies	4	29	33	—	—	—
Fixed rates:
Notes indexed in United Stated Dollars	28	253	—	—	—	—
Accrued charges	820	662	413	312	212	81
	1,635	2,179	2,175	848	487	246
Debt contracts in Brazil
Loans and financing in:
Indexed to TJLP, TR, IGP-M e CDI	1,756	286	260	1,603	241	244
Basket of currencies, LIBOR	411	332	—	405	334	—
Non-convertible debentures into shares	—	4,000	—	—	4,000	—
Fixed rates:
Loans in United States Dollars	14	12	204	14	12	203
Loans in Reais	111	78	—	106	65	—
Accrued charges	231	206	208	205	189	199
	2,523	4,914	672	2,333	4,841	646
	4,158	7,093	2,847	3,181	5,328	892

	Consolidated			Parent Company
	Non-current Liabilities
	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012
Debt contracts abroad
Loans and financing in:
United States Dollars	10,921	6,906	4,361	8,930	5,135	3,325
Others currencies	6	535	458	—	—	—
Fixed rates:
Notes indexed in United Stated Dollars	32,347	27,499	19,115	3,514	3,065	—
Euro	4,840	4,043	1,812	4,840	4,043	1,812
	48,114	38,983	25,746	17,284	12,243	5,137
Debt contracts in Brazil
Loans and financing in:
Indexed to TJLP, TR, IGP-M e CDI	11,714	11,602	7,705	11,529	11,331	7,368
Basket of currencies, LIBOR	3,198	2,436	—	3,180	2,415	—
Non-convertible debentures into shares	870	774	4,680	—	—	4,000
Fixed rates:
Loans in United States Dollars	186	175	2,094	186	175	2,091
Loans in Reais	737	793	—	717	703	—
	16,705	15,780	14,479	15,612	14,624	13,459
	64,819	54,763	40,225	32,896	26,867	18,596

All the securities issued through our 100% finance subsidiary Vale Overseas Limited, are fully and unconditionally guaranteed by Vale.

The long-term portion as at December 31, 2013 has maturities as follows:

	Consolidated	Parent Company
2015	2,916	1,888
2016	4,641	2,045
2017	5,638	2,081
2018	9,438	9,076
2019 onwards	42,186	17,806
	64,819	32,896

As at December 31, 2013, the annual interest rates on the long-term debts were as follows:

	Consolidated	Parent Company
Up to 3%	15,499	13,401
3,1% to 5% (a)	13,759	5,688
5,1% to 7% (b)	29,195	10,688
7,1% to 9% (b)	2,731	—
9,1% to 11% (b)	1,340	1,014
Over 11% (b)	6,175	5,286
Variable	278	—
	68,977	36,077

(a) Includes Eurobonds. For this operation we have entered into derivative transactions at a coupon of 4.51% per year in US dollars.

(b) Includes Brazilian Real denominated debt that bears interest at the CDI and TJLP, plus spread. For these operations, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling R$14,295 of which R$13,553 has an original interest rate above 5.1% per year. The average cost of debts not denominated in U.S. Dollars after entering derivatives transactions is 2.29% per year.

					Balance
	Quantity as at December 31, 2013				December	December	January 1,
Non-convertible Debentures	Issued	Outstanding	Maturity	Interest	31, 2013	31, 2012	2012

2nd Series	400,000	400,000	November 20, 2013	100% CDI + 0.25%	—	4,033	4,050
Tranche “B” - Salobo	5	5	No date	6.5% p.a + IGP-DI	870	774	679
					870	4,807	4,729

Short-term portion					—	4,000	—
Long-term portion					870	774	4,680
Accrued charges					—	33	49
					870	4,807	4,729

b)            Funding

In November and December 2013, Vale entered into some five years pre-export financing facilities linked to future receivables from export sales totaling R$3,232. The amounts related to these contracts were fully disbursed.

In December 2013, Vale issued R$650 in export credit notes to Brazilians commercial banks that will mature in 2023.

On January 15, 2014 (subsequent event), Vale issued infrastructure debentures in the total amount of R$1 billion. In last quarter of 2013 Vale paid approximately R$4 billion of its total debt.

c)             Revolving credit lines

In June 2013 Vale entered into a new facility with Banco Nacional de Desenvolvimento Econômico Social (“BNDES”) for a total amount of R$109, to finance the acquisition of domestic equipment in Brazil.

In July 4, 2013 Vale entered into a five-year revolving credit facility with a syndicate of 16 commercial banks that added R$4,685 to the total amount available under our revolving credit facilities. Considering the existing R$7,028 facility that will mature in 2016, the total amount Vale has available under revolving credit lines is currently R$11,713.

		Credit line
						Amounts drawn on
Type	Contractual Currency	Date of agreement		Available until	Total amount available	December 31, 2013	December 31, 2012	January 1, 2012
Revolving Credit Lines
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	April 2011		5 years	7,028	—	—	—
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	July 2011		5 years	4,685	—	—	—
Credit Lines
Export-Import Bank of China e Bank of China Limited	US$	September 2010	(a)	13 years	2,879	2,308	1,960	1,093
BNDES	R$	April 2008	(b)	10 years	7,300	4,626	3,582	2,795
BNDES - CLN 150	R$	September 2012	(c)	10 years	3,883	3,079	2,109	—
BNDES - Investment Sustenance Program (“PSI”) 3.0%	R$	June 2013	(d)	10 years	109	87	—	—
BNDES - Tecnored 3.5%	R$	December 2013	(e)	8 years	137	—	—	—

(a)           Acquisition of twelve large ore carriers from Chinese shipyards.

(b)           Memorandum of Understanding (“MOU”) signature date, however the term of the financing projects is counted from the date of signature of each projects additive.

(c)           Capacitação Logística Norte 150 Project (CLN 150).

(d)           Acquisition of a domestic equipment.

(e)           Support to Tecnored’s investment plan from 2013 to 2015

The currency of total amount available and disbursed different from reporting currency is affected by exchange rate variation among periods.

These credit lines from Nexi, JBIC, K-Sure, EDC, BNDES: Vale Fertilizantes, PSI 4.50% and 5.50% were taken off this note, because they have been used in its entirety.

On January 30, 2014 (subsequent event) Vale entered into a new facility with the Canadian agency EDC for a total amount of R$1,816. No withdrawn occurred.

c)             Guarantee

On December 31, 2013, R$3,410 of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

d)            Covenants

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA (Earnings before Interests, Taxes, Depreciation and Amortization) and interest coverage. We have not identified any instances of noncompliance as at December 31, 2013.

18.          Asset retirement obligation

The Company uses various judgments and assumptions when measuring its obligations related to the retirement of assets. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities, because their recovery is considered uncertain.

Long term interest rates used to discount these obligations to their present values and to update the provisions as at December 31, 2013, 2012 and 2011 were 6.39% p.a., 5.03% p.a. and 5.82%p.a., respectively. The liability is periodically updated based on these discount rates plus the inflation index (IGPM) for the period in reference.

The changes in the provision for asset retirement obligation are as follows:

	Consolidated			Parent Company
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2013	December 31, 2012	December 31, 2011
Balance at beginning of year	5,615	3,563	2,528	1,625	1,116	805
Increase expense	414	333	211	174	154	102
Setlement in the current period	(90)	(28)	(95)	(35)	(4)	(52)
Revisions in estimated cash flows	102	1,598	815	182	359	261
Cumulative translation adjustments	162	149	104	—	—	—
Net effect of discontinued operations
Transfer held for sale	(9)			—	—	—
Balance at end of year	6,194	5,615	3,563	1,946	1,625	1,116

Current	225	143	136	90	—	21
Non-current	5,969	5,472	3,427	1,856	1,625	1,095
	6,194	5,615	3,563	1,946	1,625	1,116

19.          Provision for litigation

Vale is a party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both administratively and in court. When applicable, these lawsuits are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by the legal advice of the legal board of the Company and by its legal consultants.

	Consolidated
	Year ended as at
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as at January 1, 2011	1,249	847	1,234	78	3,408
Additions	156	118	848	16	1,138
Reversals	(165)	(348)	(306)	(21)	(840)
Payments	(57)	(154)	(377)	(26)	(614)
Indexation and interest	(12)	(11)	(8)	14	(17)
Cumulative translation adjustments	52	—	—	—	52
Effect of discontinued operations
Net changes of the year	1	3	14	—	18
Balance as at December 31, 2011	1,224	455	1,405	61	3,145
Additions	1,175	279	618	22	2,094
Reversals	(155)	(95)	(341)	(11)	(602)
Payments	(318)	(74)	(63)	(4)	(459)
Indexation and interest	65	(7)	(67)	2	(7)
Cumulative translation adjustments	48	26	—	—	74
Effect of discontinued operations
Net changes of the year	—	(9)	(13)	—	(22)
Transfer to held for sale	—	—	(5)	—	(5)
Balance as at December 31, 2012	2,039	575	1,534	70	4,218
Additions	45,226	186	567	14	45,993
Reversals	(23,422)	(144)	(403)	(28)	(23,997)
Payments	(6,738)	(371)	(143)	(1)	(7,253)
Indexation and interest	(40)	281	146	9	396
Transfer to income taxes - settlement program	(16,345)	—	—	—	(16,345)
Cumulative translation adjustments	53	(2)	—	—	51
Effect of discontinued operations
Net changes of the year	—	(8)	6	—	(2)
Transfer to held for sale	(2)	(19)	(54)	3	(72)
Balance as at December 31, 2013	771	498	1,653	67	2,989

	Parent Company
	Year ended as at
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at January 1, 2012	442	223	1,217	46	1,928
Additions	1,129	107	581	7	1,824
Reversals	(127)	(48)	(384)	(8)	(567)
Payments	(312)	(51)	(38)	(4)	(405)
Monetary adjustment	81	16	(12)	2	87
Balance at December 31, 2012	1,213	247	1,364	43	2,867
Additions	44,377	147	434	9	44,967
Reversals	(23,023)	(75)	(339)	(26)	(23,463)
Payments	(6,459)	(115)	(97)	—	(6,671)
Monetary adjustment	181	17	110	9	317
Transfer to income taxes - settlement program	(16,009)	—	—	—	(16,009)
Balance at December 31, 2013	280	221	1,472	35	2,008

Provisions for tax litigation - The nature of tax contingencies balances refer to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources (“CFEM”) and denials of compensation claims of credits in the settlement of federal taxes in Brazil, and mining taxes in our foreign subsidiaries. The other causes refer to the charges of Additional Port Workers Compensation (“AITP”) and questions about the location for the purpose of incidence of Service Tax (“ISS”).

In November 2013 we elected to participate in the REFIS, a federal tax settlement program with respect to most of the claims related to the collection of income tax and social contribution on equity gain of foreign subsidiaries and affiliates which the expectation of loss was classified as possible (Note 20). See below the REFIS changes initially recognized as provisions for tax litigation.

	REFIS changes in tax litigation
	Consolidated	Parent Company
Balance as at January 1, 2013	—	—
Additions	45,000	44,296
Reversals — REFIS benefit acquired	(22,778)	(22,493)
Payments:	(6,032)	(5,946)
Indexation and interest	155	152
Transfer to income taxes - settlement program:
Current liabilities	(1,102)	(1,079)
Non-current liabilities	(15,243)	(14,930)
Balance as at December 31, 2013	—	—

As a consequence the amount of possible tax contingent liabilities has been reduced in 2013.

On September 2012, we have considered as probable the loss related to the deductibility of transportation expenditures in arriving at the amount upon which the CFEM is calculated, increasing the provision of R$1.1 billion. Since then we paid R$831 of CFEM. As at December 31, 2013, December 31, 2012 and January 1, 2011 the total liability to CFEM recognized was R$141, R$1,060 and R$283, respectively.

Provisions for civil litigation - They are related to the demands that involve contracts between Vale and unrelated companies with their service providers, requiring differences in values due to alleged losses that have occurred due to various economic plans, other demands are related to accidents, actions damages and still others related to monetary compensation in action vindicatory.

Provisions for labor and social security litigation - Consist of lawsuits filed by employees and service providers, from employment relationship. The most recurring claims are payment of overtime, hours in intinere, and health and safety. The social security contingencies are from legal and administrative disputes between the INSS and the Vale companies, relating to compulsory social security or not.

In addition to those provisions, there are judicial deposits. These court-ordered deposits are accruing interest and are reported in noncurrent assets. Judicial deposits are as follows:

	Consolidated			Parent Company
	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012

Tax litigations	1,014	889	771	590	549	474
Civil litigations	411	350	283	359	286	184
Labor litigations	2,039	1,845	1,671	1,913	1,629	1,425
Environmental litigations	27	11	10	26	10	8
Total	3,491	3,095	2,735	2,888	2,474	2,091

The Company is challenging at administrative and judicial levels, claims where the expectation of loss is classified as possible and considers that there is no need to recognize a provision. These possible contingent liabilities are split between tax, civil, labor and social security, and are as follows:

	Consolidated			Parent Company
	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012

Tax litigations	8,877	33,702	33,569	4,842	30,675	30,814
Civil litigations	1,799	2,296	2,772	1,646	1,784	1,567
Labor litigations	6,793	3,531	3,592	5,053	3,053	3,348
Environmental litigations	2,729	3,417	2,010	2,716	3,388	2,009
Total	20,198	42,946	41,943	14,257	38,900	37,738

The most significant possible loss tax risk relates to the deductibility of social contribution payments on the Income Tax Bases.

20.          Income Taxes Settlement Program (“REFIS”)

In October 2013 the Brazilian tax authority established a corporate Income Tax Settlement Program (“REFIS”), related to the collection of Income tax and Social Contribution on equity earning of foreign subsidiaries of Brazilian companies. Under the terms of this REFIS, the amounts due through December 31, 2012 may be paid as follows: (i) upfront payment with 100% reduction of penalty, interest and other legal charges or (ii) in 180 monthly installments, with 20% down payment at the time of joining the program, with 80% reduction of penalty, 50% reduction of interest and 100% reduction of legal charges.

As mentioned in Note 19, Vale is subject to claim by the Brazilian tax authorities related to the collection of Income taxes on equity gain on foreign subsidiaries and affiliates. The classification of those claims as possible loss remains unchanged, and as a consequence, no provision had been recorded.

In November 2013, The Company elected to participate in the REFIS for payment of amounts relating to income tax and social contribution on the net income of its non-Brazilian subsidiaries and affiliates from 2003 to 2012. Our participation in the REFIS resulted in a substantial reduction in the amounts in dispute and is consistent with our goal of eliminating uncertainties and focusing on our core businesses while preserving potential benefits from legal challenges to the tax regime for foreign subsidiaries.

Among the options offered by the REFIS legislation, we elected to settle the 2003, 2004 and 2006 obligation, and pay in monthly installments with penalties and interest the remaining years 2005 and 2007 to 2012.

As detailed in Note 19, following the REFIS, vale´s total obligation is R$22.2 billion. Including the upfront payments and the first installment, Vale paid R$6.0 billion in 2013 and the remaining R$16.3 billion will be paid in 178 monthly installments, bearing interest at the SELIC rate.

The effects of the Statement of Income in 2013 are summarized as follows:

Finance expense
Initial recognition of interest/fines	(27,916)
Reversal of interest /fines - benefit from electing to join the program	21,877
Net increase on financial expenses	(6,039)

Income tax expense
Recognition of obligation	(17,084)
Tax effect of deductibility of interest/fines	6,516
Other effects	1,793
(8,775)
Amount related to discontinued operation	(496)
Net effect on income tax expense - continued operations	(9,271)
Total effect on Statement of Income	(15,310)

21.          Deferred Income Tax

We analyze the potential tax impact associated with undistributed earnings of each our subsidiaries and affiliates. For those subsidiaries in which undistributed earnings are intended to be reinvested indefinitely, no deferred tax is recognized. Undistributed earnings of foreign consolidated subsidiaries and affiliates totaled approximately R$65,893 (US$28,128) on December 31, 2013, based on international accounting standard (IFRS). As described in Note 20, in 2013 we entered in the Brazilian REFIS program to pay the amounts relating to the collection of income taxes on equity gain on foreign subsidiaries and affiliates from 2003 to 2012 and therefore, the repatriation of these earnings would have no Brazilian tax consequences.

The income of the Company is subject to the common system of taxation applicable to companies in general. The net deferred balances were as follows:

	Consolidated			Parent Company
	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012
		(i)	(i)		(i)	(i)
Taxes losses carryforward	4,809	2,604	1,709	728	—	—
Temporary differences:
Pension plan	1,505	1,769	1,323	174	241	162
Provision for litigation	800	1,173	872	683	1,062	708
Impairment of assets	2,255	1,727	1,478	1,284	853	748
Fair value of financial instruments	2,517	1,647	991	2,517	1,647	994
Allocated goodwill	(11,184)	(10,279)	(12,290)	—	—	—
Impairment	2,863	3,206	—	2,729	2,575	—
Others	(531)	(566)	(726)	(697)	(672)	(475)
	(1,775)	(1,323)	(8,352)	6,690	5,706	2,137
Total	3,034	1,281	(6,643)	7,418	5,706	2,137

Assets	10,596	8,282	3,567	7,418	5,706	2,137
Liabilities	(7,562)	(7,001)	(10,210)	—	—	—
	3,034	1,281	(6,643)	7,418	5,706	2,137

(i) Recast according to Note 6.

	Consolidated
	Assets	Liabilities	Total
Balance at January 1, 2011 (i)	2,263	12,641	(10,378)
Net income effect	1,085	525	560
Subsidiary acquisition (sales)	—	127	(127)
Cumulative translation adjustment	170	706	(536)
Deferred social contribution	—	(3,574)	3,574
Other comprehensive income	49	(205)	254
Net effect of discontinued operations
Net movements of the year		(10)	10
Balance at December 31, 2011 (i)	3,567	10,210	(6,643)
Net income effect	4,482	(3,052)	7,534
Subsidiary acquisition (sales)	(36)	(188)	152
Cumulative translation adjustment	87	573	(486)
Other comprehensive income	182	(339)	521
Net effect of discontinued operations
Net movements of the year	—	20	(20)
Transfer to held for sale	—	(223)	223
Balance at December 31, 2012 (i)	8,282	7,001	1,281
Net income effect	1,731	(388)	2,119
Cumulative translation adjustment	249	646	(397)
Constitution/Reversal for loss of tax losses	429	—	429
Other comprehensive income	(95)	495	(590)
Net effect of discontinued operations
Net movements of the year	652	(7)	659
Transfer to held for sale	(652)	(185)	(467)
Balance at December 31, 2013	10,596	7,562	3,034

Parent Company
Assets
Balance at January 1, 2012 (i)	2,137
Net income effect	3,394
Other comprehensive income	175
Balance at December 31, 2012 (i)	5,706
Net income effect	1,079
Addition/settlement of temporary difference	—
Constitution/Reversal for loss of tax losses	728
Reversal of deferred income tax	—
Other comprehensive income	(95)
Balance at December 31, 2013	7,418

(i) Recast according to Note 6.

The deferred assets arising from tax losses, negative social contribution and temporary differences are recognized in the accounts, taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on assumptions internal and macroeconomic, trade and tax scenarios that may suffer changes in the future.

These temporary differences that will be performed upon the occurrence of the corresponding relevant facts generators have the following expectations:

	Consolidated				Parent Company
	December 31, 2013	December 31, 2012		January 1, 2012	December 31, 2013	December 31, 2012		January 1, 2012
Deferred income tax and social contribution			(i)	(i)			(i)		(i)
to be recovered within 12 months	1,780	727		581	1,417	466		316
to be recovered after than 12 months	1,254	554		(7,224)	6,001	5,240		1,821
	3,034	1,281		(6,643)	7,418	5,706		2,137

(i) Recast according to Note 6.

The income taxes in Brazil comprise the taxation on income and social contribution on profit. The composite statutory rate applicable in the period presented is 34%. In other countries where we have operations, we are subject to various rates depending on jurisdiction.

The total amount presented as income tax and social contribution results in the financial statements is reconciled with the rates established by law, as follows:

	Consolidated			Parent Company
	Year ended as at December 31,
	2013	2012	2011	2013	2012
		(i)	(i)		(i)
Income before tax and social contribution	14,995	6,929	46,063	15,403	9,990
Income tax and social contribution at statutory rates - 34%	(5,098)	(2,356)	(15,661)	(5,237)	(3,397)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	2,688	2,601	2,776	2,688	2,601
Tax incentive	—	393	1,195	—	390
Results of overseas companies taxed by different rates which differs from the parent company rate	408	234	2,300	—	—
Income taxes statement program - REFIS (Note 20)	(11,345)	—	—	(10,982)	—
Constitution/Reversal for loss of tax losses	387	(445)	(485)	—	—
Reversal of deferred tax	—	2,533	—	—	—
Results of equity investments	373	422	631	(668)	206
Undeductible impairment	(1,687)	(747)	—	—	—
Other (ii)	(975)	(40)	740	(1,089)	102
Income tax and social contribution on the profit for the year	(15,249)	2,595	(8,504)	(15,288)	(98)

(i) Year adjusted according to Note 6.

(ii) Include mainly provisional tax on export sale.

•           Tax incentives

In Brazil, Vale has a tax incentive for the partial reduction of income tax due to the amount equivalent to the portion allocated by tax law to transactions in the North and Northeast regions with iron, pellets, railroad, manganese, copper and potash. The incentive is calculated based on the tax profit of the activity (called operating income), takes into consideration the allocation of operating profit by incentive production levels during the periods specified for each product as grantees, and generally, for 10 years and are in the case of Company expire until 2020. An amount equal to that obtained with the tax saving must be appropriated in a retained earnings reserve account in Stockholders’ equity, and may not be distributed as dividends to Stockholders.

Vale benefits from the allocation of part of income tax due to be reinvested in the purchase of equipment in incentive operation, subject to subsequent approval by the regulatory agency in the incentive area of Superintendence for the Development of Amazonia (SUDAM) and the Superintendence for the Development of Northeast (SUDENE). When the reinvestment approved, the tax benefit is also appropriate in retained earnings reserve, which impaired is the distribution as dividends to Stockholders

Vale also has tax incentives related to the production of nickel from Vale New Caledonia (VNC). These incentives include temporary exemptions of the total income tax during the construction phase of the project, and also for a period of 15 years beginning in the first year of commercial production as defined by applicable law, followed by 5 years with refund of 50% of temporary. In addition, VNC is eligible for certain exemptions from indirect taxes such as import tax during the construction phase and throughout the commercial life of the project. Some of these tax benefits, including temporary tax incentives, are subject to an earlier interruption if the project achieves a specified cumulative rate of return. VNC is taxable for a portion of profits starting in the first year that commercial production is reached, as defined by applicable law. So far, there has been no taxable income realized in New Caledonia. Vale also received tax incentives for projects in Mozambique, Oman and Malaysia.

Vale is subject to the revision of income tax by local tax authorities for up to five years in companies operating in Brazil, ten years for operations in Indonesia and up to seven years for companies with operations in Canada.

22.          Employee Benefits Obligations

a)            Retirement Benefits Obligations

In Brazil, the management of the pension plans of the Company is the responsibility of the Fundação Vale do Rio Doce de Seguridade Social (“Valia”) a nonprofit private entity with administrative and financial autonomy.

Certain of the Company’s employees are, participants in variable contribution defined benefit plans (“Plano de Benefício Vale Mais e Plano de Benefício VALIAPREV” or the “New Plan”), specific coverage for death, pensions and disability allowances and other defined contributions for programmable benefits. The defined benefits plan is subject to actuarial evaluations. The defined contribution plan represents a fixed amount held on behalf of the participants.

The Company also maintains sponsor a pension plan with defined benefit characteristics, covering almost exclusively retirees and their beneficiaries, the plan is in surplus and contributions by the Company are not expressive.

Due to the migration of assets to Vale Mais Plan in May 2000 the Company employees maintained a defined benefit plan (proportional benefit) for these employees and beneficiaries. This plan is funded by monthly contributions made by the Company, calculated based on periodic actuarial valuations.

Additionally, the Company sponsors a specific group of former employees entitled to receive additional benefits from Valia normal payments, through the so called Complementation Bonus plus post-retirement benefit that covers medical, dental and pharmaceutical assistance.

The Company also has defined benefit plans and other post-employment benefits administered by other foundations and social security entities benefit all employees.

Employers’ disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided.

We use a measurement date December 31, 2013 for our pension and post retirement benefit plans.

i. Change in benefit obligation:

	Consolidated
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Benefit obligation as of January 10, 2011 (i)	6,037	9,434	2,657
Service Cost	30	132	30
Interest Cost	859	455	164
Benefits paid	(576)	(608)	(138)
Participant contributions	4	—	—
Plan amendment	—	8	—
Transfers	1,886	(1,886)	—
Effects of change in financial assumptions	263	43	19
Effects of setting the experiment	112	514	219
Effect of business combinations	—	13	3
Effect of exchange rate changes	—	422	256
Benefit obligation as of December 31, 2011 (i)	8,615	8,527	3,210
Service Cost	—	223	69
Interest Cost	603	788	194
Benefits paid	(463)	(851)	(148)
Participant contributions	—	3	—
Plan amendment	—	(68)	45
Transfers	(2,803)	2,927	32
Early liquidation plan	—	(59)	—
Effects of change in financial assumptions	884	979	146
Effects of setting the experiment	454	1,209	495
Effect of business combinations	—	—	(52)
Effect of exchange rate changes	—	945	188
Benefit obligation as of December 31, 2012 (i)	7,290	14,623	4,179
Service Cost	106	210	91
Interest Cost	995	475	282
Benefits paid	(674)	(722)	(163)
Participant contributions	3	1	—
Plan amendment	—	—	(35)
Transfers	4,127	(4,121)	—
Early liquidation plan	—	(240)	(31)
Effects of change in demographic assumptions	(14)	313	45
Effects of change in financial assumptions	(1,424)	(964)	(490)
Effects of setting the experiment	(852)	69	(93)
Effect of business combinations	—	5	—
Effect of exchange rate changes	—	671	181
Benefit obligation as of December 31, 2013	9,557	10,320	3,966

	Parent Company
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Benefit obligation as of January 10, 2012(i)	7,789	951	471
Service Cost	—	52	7
Interest Cost	603	322	52
Benefits paid	(463)	(178)	(49)
Participant contributions	—	2	—
Transfers	(1,977)	1,977	—
Effects of change in financial assumptions	884	782	118
Effects of setting the experiment	454	219	105
Effect of business combinations	—	—	(52)
Benefit obligation as of December 31, 2012 (i)	7,290	4,127	652
Service Cost	106	—	—
Interest Cost	995	—	55
Benefits paid	(674)	—	(52)
Participant contributions	3	—	—
Transfers	4,127	(4,127)	—
Effects of change in demographic assumptions	(14)	—	—
Effects of change in financial assumptions	(1,424)	—	(101)
Effects of setting the experiment	(852)	—	(38)
Benefit obligation as of December 31, 2013	9,557	—	516

(i)            Year adjusted according to Note 6.

ii.            Evolution of the fair value of assets

	Consolidated
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Fair value of plan assets on January 10, 2011 (i)	9,307	7,726	22
Interest income	1,224	179	—
Employer contributions	109	858	138
Participant contributions	4	—	—
Benefits paid	(576)	(608)	(138)
Transfers	1,841	(1,841)	—
Early liquidation plan	—	(23)	(18)
Return on plan assets (excluding interest income)	(182)	37	—
Effect of exchange rate changes	—	515	(2)
Fair value of plan assets on December 31, 2011 (i)	11,727	6,843	2
Interest income	916	750	—
Employer contributions	1	436	149
Participant contributions	—	4	—
Benefits paid	(463)	(858)	(149)
Transfers	(3,012)	3,012	—
Return on plan assets (excluding interest income)	(154)	806	—
Effect to business combinations	—	(86)	—
Effect of exchange rate changes	—	712	—
Fair value of plan assets on December 31, 2012 (i)	9,015	11,619	2
Interest income	1,131	363	—
Employer contributions	304	411	163
Participant contributions	3	1	—
Benefits paid	(674)	(722)	(163)
Transfers	3,813	(3,813)	—
Administrative expenses	—	(11)	—
Early liquidation plan	—	(197)	—
Return on plan assets (excluding interest income)	(1,245)	684	—
Effect of exchange rate changes	—	576	(2)
Fair value of plan assets on December 31, 2013	12,347	8,911	—

	Parent Company
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Fair value of plan assets on January 10, 2012 (i)	10,771	792	—
Interest income	916	319	—
Employer contributions	1	281	49
Participant contributions	—	2	—
Transfers	(2,056)	2,056	—
Benefits paid	(463)	(178)	(49)
Return on plan assets (excluding interest income)	(154)	541	—
Fair value of plan assets on December 31, 2012 (i)	9,015	3,813	—
Interest income	1,131	—	—
Employer contributions	304	—	52
Participant contributions	3	—	—
Transfers	3,813	(3,813)	—
Benefits paid	(674)	—	(52)
Return on plan assets (excluding interest income)	(1,245)	—	—
Fair value of plan assets on December 31, 2013	12,347	—	—

(i) Recast according to Note 6.

Plan assets managed by Valia on December 31, 2013, December 31, 2012 and January 1, 2012 include investments in a portfolio of our own stock amounting to R$482, R$613 and R$636, investments in debentures amounting to R$154, R$116 and R$117 and equity investments from related parties amounting to R$13, R$4 and R$157, respectively. They also include at December 31, 2013, December 31, 2012 and January 1, 2012, R$7,285, R$7,953 and R$6,637 of Brazilian Federal Government Securities. The Vale Canada Limited pension plan assets as at December 31, 2013, December 31, 2012 and January 1, 2012included Canadian Government securities amounted to R$1,848, R$987 and R$1,219, respectively. The Vale Fertilizantes and Ultrafértil as at December 31, 2013, December 31, 2012 and January 1, 2012 include Brazilian Federal Government in securities of R$429, R$390 and R$278, respectively.

iii.           Reconciliation of assets and liabilities recognized in the balance sheet

	Plans in Brazil
	Consolidated
	December 31, 2013			December 31, 2012			January 1, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the year	1,725	—	—	2,982	—	—	3,217	—	—
Transfers	—	—	—	(79)	79	—	—	—	—
Interest income	154	—	—	313	9	—	363	—	—
Change in the assets ceiling	911	—	—	(1,491)	(88)	—	(598)	—	—
Ended of the year	2,790	—	—	1,725	—	—	2,982	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(9,557)	(1,032)	(646)	(7,290)	(5,357)	(943)	(8,615)	(970)	(645)
Fair value of assets	12,347	990	—	9,015	4,866	—	11,727	797	—
Effect of the asset ceiling	(2,790)	—	—	(1,725)	—	—	(3,112)	(1)	—
Assets (liabilities) to be provisioned	—	(42)	(646)	—	(491)	(943)	—	(174)	(645)

Current liabilities	—	—	(52)	—	(177)	(41)	—	(21)	(120)
Non-current liabilities	—	(42)	(594)	—	(314)	(902)	—	(153)	(525)
Assets (liabilities) to be provisioned	—	(42)	(646)	—	(491)	(943)	—	(174)	(645)

	Foreign plan
	Consolidated
	December 31, 2013			December 31, 2012			January 1, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Amount recognized in the balance sheet
Present value of actuarial liabilities	—	(9,288)	(3,320)	—	(9,267)	(3,236)	—	(7,557)	(2,565)
Fair value of assets	—	7,921	—	—	6,752	2	—	6,046	2
Assets (liabilities) to be provisioned	—	(1,367)	(3,320)	—	(2,515)	(3,234)	—	(1,511)	(2,563)

Current liabilities	—	(22)	(153)	—	(59)	(143)	—	(52)	(123)
Non-current liabilities	—	(1,345)	(3,167)	—	(2,456)	(3,091)	—	(1,459)	(2,440)
Assets (liabilities) to be provisioned	—	(1,367)	(3,320)	—	(2,515)	(3,234)	—	(1,511)	(2,563)

	Parent Company
	December 31, 2013			December 31, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the year	1,725	—	—	2,982	—	—
Transfers	—	—	—	(79)	79	—
Interest income	154	—	—	313	9	—
Change in the assets ceiling	911	—	—	(1,491)	(88)	—
Ended of the year	2,790	—	—	1,725	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(9,557)	—	(516)	(7,290)	(4,127)	(652)
Fair value of assets	12,347	—	—	9,015	3,813	—
Effect of the asset ceiling	(2,790)	—	—	(1,725)	—	—
Assets (liabilities) to be provisioned	—	—	(516)	—	(314)	(652)

Current liabilities	—	—	(52)	—	(177)	(41)
Non-current liabilities	—	—	(464)	—	(137)	(611)
Assets (liabilities) to be provisioned	—	—	(516)	—	(314)	(652)

(i) Recast according to Note 6.

iv.           Recorded costs in the statement of income

	Consolidated
	December 31, 2013			December 31, 2012			December 31, 2011
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	106	210	91	—	223	70	30	131	30
Interest on actuarial liabilities	995	475	282	603	800	200	859	455	164
Interest income on plan assets	(1,131)	(363)	—	(916)	(749)	—	(1,224)	(179)	—
Effect of the asset ceiling	154	—	—	313	23	—	363	—	—
Total costs, net	124	322	373	—	297	270	28	407	194

	Parent Company
	December 31, 2013			December 31, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	106	—	—	—	52	7
Interest on actuarial liabilities	995	—	55	603	322	52
Interest income on plan assets	(1,131)	—	—	(916)	(319)	—
Effect of the asset ceiling	154	—	—	313	9	—
Total costs, net	124	—	55	—	64	59

(i) Recast according to Note 6.

v.             Costs recognized in the statement of other comprehensive income for the year

	Consolidated
	December 31, 2013			December 31, 2012			December 31, 2011
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Initial accumulated comprehensive income	(7)	(1,970)	(778)	(7)	(988)	(337)	12	(515)	(153)
Effect of changes in financial assumptions	1,438	642	444	(884)	(979)	(146)	(263)	(541)	(179)
Effect of experience adjustments	852	(68)	93	(454)	(1,214)	(442)	(74)	(17)	(59)
Return on plan assets (excluding interest income)	(1,245)	731	—	(154)	805	—	(290)	35	—
Change of asset ceiling / costly liabilities (excluding interest income)	(911)	—	—	1,492	162	—	598	—	—
	134	1,305	537	—	(1,226)	(588)	(29)	(523)	(238)
Deferred income tax	(42)	(410)	(162)	—	357	176	10	148	75
Others comprehensive income	92	895	375	—	(869)	(412)	(19)	(374)	(163)
Effect of conversion	—	(163)	(55)	—	(113)	(29)	—	(98)	(21)
Transfers/ low	(304)	312	(2)	—	—	—	—	—	—
Accumulated other comprehensive income	(219)	(926)	(460)	(7)	(1,970)	(778)	(7)	(988)	(337)

	Parent Company
	December 31, 2013			December 31, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Initial accumulated comprehensive income	(7)	(297)	(201)	(7)	(51)	(88)
Effect of changes in financial assumptions	1,438	—	101	(884)	(782)	(118)
Effect of experience adjustments	852	—	38	(454)	(219)	(53)
Return on plan assets (excluding interest income)	(1,245)	—	—	(154)	541	—
Change of asset ceiling / costly liabilities (excluding interest income)	(911)	—	—	1,492	88	—
	134	—	139	—	(372)	(171)
Deferred income tax	(42)	—	(47)	—	126	58
Others compreensive income	92	—	92	—	(246)	(113)
Transfers/ low	(304)	304	—	—	—	—
Accumulated other comprehensive income	(219)	7	(109)	(7)	(297)	(201)

(i) Year adjusted according to Note 6.

v.             Actuarial and economic assumptions

All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, the behavior of INSS benefits, mortality, disability, etc.

The economic actuarial assumptions adopted were formulated considering the long-term period for maturity and should therefore be examined in that light. So, in the short term, they may not necessarily be realized.

In the evaluations were adopted the following economic assumptions:

	Brazil (p.y.)
	December 31, 2013			December 31, 2012			January 1, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Discount rate to determine the actuarial liability	12.13%	12.46%	12.57%	8.90%	9.04%	9.05%	10.78%	11.30%	11.30%
Discount rate to determine the expense / (income)	8.98%	8.12%	8.12%	8.90%	9.45%	9.40%	10.78%	11.30%	11.30%
Growth rate of payroll and related charges - up to 47 years	6.00%	6.00%	N/A	8.15%	8.15%	N/A	8.15%	8.15%	N/A
Growth rate of payroll and related charges - after 47 years	6.00%	6.00%	N/A	5.00%	5.00%	N/A	5.00%	5.00%	N/A
Inflation	6.00%	6.00%	6.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Nominal growth rate of medical costs	N/A	N/A	9.18%	N/A	N/A	8.15%	N/A	N/A	8.15%

	Foreign (p.y.)
	December 31, 2013		December 31, 2012		January 1, 2012
	Underfunded pension plans	Others underfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Discount rate to determine the actuarial liability	4.80%	5.40%	4.16%	4.20%	5.43%	5.10%
Discount rate for determinate expenses\(income)	4.80%	5.40%	5.08%	4.20%	5.43%	5.10%
Growth rate of payroll and related charges - up to 47 years	4.00%	3.00%	4.04%	3.00%	4.10%	3.00%
Growth rate of payroll and related charges - after 47 years	4.00%	3.00%	4.04%	3.00%	4.10%	3.00%
Inflation	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Nominal growth rate of medical costs	N/A	7.40%	N/A	7.01%	N/A	7.22%

vii.          Data from participants:

	Consolidated
	December 31, 2013			December 31, 2012			January 1, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Number of actives participants	61,216	20,236	9,852	14	81,324	11,727	54.367	17,816	9,682
Average age	35.2	37.4	41.7	52	36	40	34.7	39.0	41.0
Average service length	6.9	7.4	7.8	28	7	7	6.5	12.1	7.9

Number of participants with deferred benefit (*)	6,829	1,573	—	—	6,519	—	4.1	—	—
Average age	36.9	49.5	—	—	47	—	35.1	—	—

Number of de retirees and pensioners	21,714	16,556	32,426	16,740	19,253	31,737	19,538	17,019	32,633
Average age	66.9	71.4	66.4	67	70	68	65.5	72.1	63.7

	Parent Company
	December 31, 2013			December 31, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Number of actives participants	61,216	—	—	14	63,735	—
Average age	35.2	—	—	52	35	—
Average service length	6.9	—	—	28	6	—

Number of participants with deferred benefit (*)	6,829	—	—	—	5,107	—
Average age	36.9	—	—	—	47	—

Number of de retirees and pensioners	21,714	—	7,163	16,740	3,267	7,144
Average age	66.9	—	56.3	67.4	64.8	60.7

(*) Off employees of the Company retaining the right to the plane.

vii.                              Assets of pension plans

Brazilian Plans

The Investment Policy Statements of pension plans sponsored for Brazilian employees are based on a long term macroeconomic scenario and expected returns. An Investment Policy Statement was established for each obligation by following results of a strategic asset allocation (ALM – Asset Liability Management) study.

Plan asset allocations comply with pension funds local regulation (CMN Resolution 3,792/09). The plans are allowed to invest in six different asset classes, defined as “Segments” by the law, as follows: Fixed Income, Equity, Structured Investments (Alternative Investments and Infra-Structure Projects), International Investments, Real Estate and Loans to Participants in compliance with pre approved policies.

The investment policy aims to achieve the adequate diversification, income and long-term appreciation, by combining all classes of assets to meet the obligations of the various plans with appropriate level of risk.

The pension fund has a risk management process with established policies aimed to identify measure and control all kinds of risk they are exposed benefit plans, such as market risk, liquidity, credit, operational, systemic and legal.

Foreign plans

The strategy for each of the pension plans sponsored by Vale Canada is based upon a combination of local practices and the specific characteristics of the pension plans in each country, including the structure of the liabilities, the risk versus reward trade-off between different asset classes and the liquidity required to meet benefit payments obligations.

viii.                          Overfunded pension plans

Brazilian Plans

The Defined Benefit Plan (the “Old Plan”) has most of its assets allocated to fixed income, mainly in Brazilian government bonds (such as TIPS) and long term inflation linked corporate bonds with the objective of reducing the asset-liability volatility. This Liability Driven Investments strategy, together with the Loans to Participants segment, aims to hedge the plan’s liabilities against inflation risk and volatility, with allocation limited to 70% of the plans´ assets. This plan had an average nominal income of 19% per annum, over the past 12 years. The target allocations for each investment segment or asset class are as follow:

	December 31, 2013	December 31, 2012	31 de dezembro de 2011
Fixed income investments	63.18%	59.86%	59.84%
Variable income investments	18.24%	24.25%	27.42%
Structures investments	4.21%	3.66%	2.85%
Foreing investments	0.19%	0.25%	0.20%
Real Estate	9.71%	8.34%	6.97%
Operations with participants (loans)	4.68%	3.56%	3.26%

The Vale Mais plan has obligations with the characteristics of defined benefit plans and defined contribution plans. Most investments are in fixed income. To reduce the volatility of assets and liabilities from the components with defined benefit’s characteristics, we used Brazilian government bonds indexed to inflation. The following table shows the target allocations for each investment segment or asset class:

	December 31, 2013	December 31, 2012	December 31, 2011
Fixed income investments	64.96%	61.71%	62.52%
Variable income investments	16.52%	20.73%	22.73%
Structures investments	2.21%	2.08%	1.00%
Foreign investments	0.07%	0.10%	0.10%
Real Estate	5.20%	5.40%	4.60%
Operations with participants (loans)	11.09%	9.88%	9.07%

The Defined Contribution Vale Mais component offers four asset class’’ mix options that can be chosen by participants. The options are: 100% Fixed Income; 80% Fixed Income and 20% Equities, 65% Fixed Income and 35% Equities or 60% Fixed Income and 40% Equities. Equities management is done through investment funds with Ibovespa (IBrX-50) index.

Assets by category are as follows:

	Consolidated
	December 31, 2013				December 31, 2012				January 1st, 2012
Assets by category	Level 1	Level 2	Level 2	Total	Level 1	Level 2	Level 2	Total	Level 1	Level 2	Level 2	Total
Accounts receivable	6	—	—	6	10	—	—	10	33	—	—	33
Equity securities — net	2,037	—	—	2,037	2,305	1	—	2,306	2,662	156	—	2,818
Debt securities — corporate bonds	—	461	—	461	—	557	—	557	—	1,045	—	1,045
Debt securities — government bonds	4,053	—	—	4,053	4,037	—	—	4,037	3,985	—	—	3,985
Investment funds — Fixed Income	6,330	—	—	6,330	3,430	—	—	3,430	4,282	—	—	4,282
Investment funds — equity	798	—	—	798	516	—	—	516	1,008	—	—	1,008
Investment funds — private equity	23	—	—	23	28	—	—	28	24	—	—	24
Investment funds — not listed companies	—	—	532	532	—	—	393	393	—	—	362	362
Investment funds — real state	—	—	19	19	—	—	17	17	—	—	39	39
Real estate	—	—	1,282	1,282	—	—	935	935	—	—	901	901
Loans from participants	—	—	1,009	1,009	—	—	398	398	—	—	644	644
Total	13,247	461	2,842	16,550	10,326	558	1,743	12,627	11,994	1,201	1,946	15,141

Funds not related to risk plans				(4,203)				(3,612)				(3,414)
Fair value of plan assets at year-end				12,347				9,015				11,727

	Parent Company
	December 31, 2013				December 31, 2012				January 1st, 2012
Assets by category	Level 1	Level 2	Level 2	Total	Level 1	Level 2	Level 2	Total	Level 1	Level 2	Level 2	Total
Accounts receivable	6	—	—	6	10	—	—	10	33	—	—	33
Equity securities — net	2,037	—	—	2,037	2,305	1	—	2,306	2,364	156	—	2,520
Debt securities — corporate bonds	—	461	—	461	—	557	—	557	—	995	—	995
Debt securities — government bonds	4,053	—	—	4,053	4,037	—	—	4,037	3,789	—	—	3,789
Investment funds — Fixed Income	6,330	—	—	6,330	3,430	—	—	3,430	4,039	—	—	4,039
Investment funds — equity	798	—	—	798	516	—	—	516	968	—	—	968
Investment funds — private equity	23	—	—	23	28	—	—	28	24	—	—	24
Investment funds — not listed companies	—	—	532	532	—	—	393	393	—	—	289	289
Investment funds — real state	—	—	19	19	—	—	17	17	—	—	34	34
Real estate	—	—	1,282	1,282	—	—	935	935	—	—	861	861
Loans from participants	—	—	1,009	1,009	—	—	398	398	—	—	633	633
Total	13,247	461	2,842	16,550	10,326	558	1,743	12,627	11,217	1,151	1,817	14,185

Funds not related to risk plans				(4,203)				(3,612)				(3,414)
Fair value of plan assets at year-end				12,347				9,015				10,771

Measurement of overfunded plan assets at fair value with no observable market variables - level 3

	Consolidated
	Investments fund of not listed companies	Fund of real state	Real state	Loans from participants	Total
On January 1st, 2011	213	31	481	302	1,027
Actual retorn on plan assets	(15)	1	147	92	225
Assets sold during the year	(2)	—	(39)	(218)	(259)
Assets purchased and settled	69	—	250	217	536
Transfers between levels	97	5	62	251	415
Cumulative translation adjustment	—	2	—	—	2
On December 31, 2011	362	39	901	644	1,946
Actual retorn on plan assets	25	(15)	235	50	295
Assets sold during the year	(36)	—	(61)	(165)	(262)
Assets purchased and settled	146	—	53	181	380
Transfers between levels	(104)	(7)	(193)	(312)	(616)
On December 31, 2012	393	17	935	398	1,743
Actual retorn on plan assets	28	1	206	103	338
Assets sold during the year	(39)	—	(90)	(424)	(553)
Assets purchased and settled	62	—	—	510	572
Transfers between levels	88	1	231	422	742
On December 31, 2013	532	19	1,282	1,009	2,842

	Parent Company
	Investments fund of not listed companies	Fund of real state	Real state	Loans from participants	Total
On January 1st, 2012	289	34	861	633	1,817
Actual retorn on plan assets	25	(15)	235	50	295
Assets sold during the year	(36)	—	(61)	(165)	(262)
Assets purchased and settled	146	—	53	181	380
Transfers between levels	(31)	(2)	(153)	(301)	(487)
On December 31, 2012	393	17	935	398	1,743
Actual retorn on plan assets	28	1	206	103	338
Assets sold during the year	(39)	—	(90)	(424)	(553)
Assets purchased and settled	62	—	—	510	572
Transfers between levels	88	1	231	422	742
On December 31, 2013	532	19	1,282	1,009	2,842

The targeted return on private equity assets in 2014 is 10.83% p.a. for the Old Plan and 11.06% p.a. for the New Plan. The targeted allocation is 5% for the Old Plan and 2.2% for the New Plan, ranging between 3% and 5% for the Old Plan and ranging between 1% and 2.5% for the New Plan. These investments have a longer investment horizon and lower liquidity that aim to profit from economic growth, especially in the infrastructure sector of the Brazilian economy. Usually the fair value of non-liquid assets’ is similar to their acquisition cost or book value. Some private equity funds, alternatively, apply the following methodologies: discounted cash flow analysis or analysis based on multiples.

The targeted return on loans to participants in 2014 is 10.83% p.a. for the Old Plan and 11.06% p.a. for the New Plan. The fair values pricing of these assets include provisions for non-paid loans, according to the local pension fund regulation.

The targeted return on real estate assets in 2014 is 10.83% p.a. for the Old Plan and 11.06% p.a. for the New Plan. The fair values of these assets are near to their carrying values. The pension fund hires companies specialized in real estate valuation that do not act in the market as brokers. All valuation techniques follow the local regulations.

ix.     Underfunded pension plans

Foreign plans

For all pension plans except that of PT Vale Indonesia tbk, a target asset allocation was 60% in equity investments and 40% in fixed income investments, with all securities being traded in the public markets.  Fixed income investments are in domestic bonds for each plan’s market and represent a mixture of government and corporate bonds.  Equity investments are primarily global in nature and involve a mixture of large, mid and small capitalization companies with a modest explicit investment in domestic equities for each plan. The Canadian plans also use a currency hedging strategy (each currency exposure is 50% hedged) due to the large exposure to foreign securities. For PT Vale Indonesia tbk, the target allocation is 20% equity investment and the remainder fixed income.

Assets by category are shown below:

	Consolidated
	December 31, 2013				December 31, 2012				January 1st, 2012
Assets by category	Level 1	Level 2	Level 2	Total	Level 1	Level 2	Level 2	Total	Level 1	Level 2	Level 2	Total
Cash and cash equivalents	97	75	—	172	129	69	—	198	32	44	—	76
Accounts receivable	—	—	—	—	9	—	—	9	20	—	—	20
Equity securities — net	3,576	19	—	3,595	3,198	39	—	3,237	2,300	3	—	2,303
Debt securities — corporate bonds	—	867	—	867	—	1,043	—	1,043	—	483	—	483
Debt securities — government bonds	427	1,850	—	2,277	1,113	989	—	2,102	61	1,171	—	1,232
Investment funds — Fixed Income	263	—	—	263	3,258	871	—	4,129	822	1,061	—	1,883
Investment funds — equity	582	1,099	—	1,681	1,108	842	—	1,950	139	703	—	842
Investment funds — private equity	—	—	—	—	9	—	—	9	—	4	—	4
Investment funds — not listed companies	—	—	—	—	—	—	88	88	—	—	—	—
Investment funds — real state	—	—	—	—	—	—	1	1	—	—	—	—
Real estate	56	—	—	56	—	—	291	291	—	—	—	—
Loans from participants	—	—	—	—	—	—	422	422	—	—	—	—
Total	5,001	3,910	—	8,911	8,824	3,853	802	13,479	3,374	3,469	—	6,843

Funds not related to risk plans				—				(1,860)				—
Fair value of plan assets at year-end				8,911				11,619				6,843

	Parent Company
	December 31, 2013				December 31, 2012
Assets by category	Level 1	Level 2	Level 2	Total	Level 1	Level 2	Level 2	Total
Cash and cash equivalents	—	—	—	—	1	—	—	1
Accounts receivable	—	—	—	—	1	—	—	1
Equity securities — net	—	—	—	—	414	—	—	414
Debt securities — corporate bonds	—	—	—	—	—	332	—	332
Debt securities — government bonds	—	—	—	—	653	—	—	653
Investment funds — Fixed Income	—	—	—	—	3,040	—	—	3,040
Investment funds — equity	—	—	—	—	485	—	—	485
Investment funds — private equity	—	—	—	—	5	—	—	5
Investment funds — not listed companies	—	—	—	—	—	—	88	88
Investment funds — real state	—	—	—	—	—	—	1	1
Real estate	—	—	—	—	—	—	231	231
Loans from participants	—	—	—	—	—	—	422	422
Total	—	—	—	—	4,599	332	742	5,673

Funds not related to risk plans				—				(1,860)
Fair value of plan assets at year-end				—				3,813

Measurement of overfunded plan assets at fair value with no observable market variables - Level 3:

	Consolidated
	Investments fund of not listed companies	Fund of real state	Real state	Loans from participants	Total
On January 1st, 2011	24	2	62	251	339
Transfers between levels	(24)	(2)	(62)	(251)	(339)
On December 31, 2011	—	—	—	—	—
Actual retorn on plan assets	2	(1)	78	54	133
Assets sold during the year	(12)	—	(6)	(139)	(157)
Assets purchased and settled	67	—	26	206	299
Transfers between levels	31	2	193	301	527
On December 31, 2012	88	1	291	422	802
Actual retorn on plan assets	—	—	4	—	4
Transfers between levels	(88)	(1)	(239)	(422)	(750)
On December 31, 2013	—	—	56	—	56

	Parent Company
	Investments fund of not listed companies	Fund of real state	Real state	Loans from participants	Total
On January 1st, 2012	—	—	—	—	—
Actual retorn on plan assets	2	(1)	62	54	117
Assets sold during the year	(12)	—	(6)	(139)	(157)
Assets purchased and settled	67	—	22	206	295
Transfers between levels	31	2	153	301	487
On December 31, 2012	88	1	231	422	742
Transfers between levels	(88)	(1)	(231)	(422)	(742)
On December 31, 2013	—	—	—	—	—

Assets of underfunded benefits plans

Underfunded other benefits by asset category:

	Consolidated
	December 31, 2013				December 31, 2012
Assets by category	Level 1	Level 2	Level 2	Total	Level 1	Level 2	Level 2	Total
Cash and cash equivalents	—	—	—	—	2	—	—	2
Total	—	—	—	—	2	—	—	2

xi.                                  Disbursement of future cash flow

Vale expects to disburse R$829 in 2013 in relation to pension plans and other benefits in consolidated and R$350 in parent company.

xii.                              Sensitivity analysis

	Consolidated
	41639
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Nominal discount rate
1% increase	8,611	8,243	3,543
Assumptions made	13.10%	5.84%	7.48%
Average duration of the obligation - (Years)	10.43	16.98	15.78

1 % Reduction	10,700	10,529	4,533
Assumptions made	11.12%	3.84%	5.44%
Average duration of the obligation - (Years)	11.29	15.99	15.18

	Parent Company
	41639
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Nominal discount rate
Aumento de 1%	8,611	—	477
Premissa adotada	13.10%	0.00%	13.09%
Duração média da obrigação - (Anos)	10.43	—	7.75

Redução de 1%	(10,700)	—	561
Premissa adotada	11.12%	0.00%	11.09%
Duração da obrigação - (Anos)	11.29	—	5.54

xiii.                          Estimated future benefit payments

The following table presents the expected benefit payments, which reflect future services:

	Consolidated				Parent Company
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Total	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Total
2014	699	579	185	1,463	699	—	30	729
2015	743	571	190	1,504	743	—	33	776
2016	785	562	197	1,544	785	—	35	820
2017	829	555	202	1,586	829	—	27	856
2018	876	551	206	1,633	876	—	40	916
2019 onwards	5,102	2,722	412	8,236	5,102	—	241	5,343

b)                                     Incentive Plan in Results

The Company, Participation in Results Program (“PPR”) measured on the evaluation of individual and collective performance of its employees.

The Participation in the Results of the Company for each employee is calculated individually according to the achievement of goals previously established using of indicators for the, performance of the Company, Business Unit, Team and individual. The contribution of each performance unit to the performance scores of employees is discussed and agreed each year, between the Company and the unions representing the employees.

The Company accrued expenses/costs related to participation in the results as follow:

	Consolidated			Parent Company
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2013	December 31, 2012
Operational expenses	471	830	665	396	575
Cost of good sold	919	954	828	782	871
Total	1,390	1,784	1,493	1,178	1,446

c)              Long-term stock option compensation plan

In order to promote stockholder cultures, in addition to increasing the ability to retain executives and to strengthen the culture of sustainability performance, Vale has a Long-term Compensation Plan, for some executives of the Company, covering 3-year cycles.

Under the terms of the plan, the participants may allocate a portion of their annual bonus to the plan. Part of the bonus allocated to the plan is used by the executive to purchase preferred stock of Vale, through a prescribed financial institution under market conditions and without any benefit being provided by Vale.

The shares purchased by executive have no restrictions and can be sold at any time. However, the shares need to be held for a period of three years, and the executives need to maintained their employment relationship with the Vale during this period the participant shall be entitled, as long as the shares are not sold and employment relationship is maintained, to receive from the Vale, a payment in cash equivalent to the value of their stock holdings based under this scheme on market quotations. The total number of stocks linked to the plan as at December 31, 2013,  December 31, 2012 and January 1, 2011 was 6,214,288, 4,426,046 and 3,012,538, respectively.

Additionally, certain executives eligible for long-term incentives have the opportunity to receive at the end of a three years cycle a monetary value equivalent to market value of a determined number of stocks based on an assessment of their careers and performance factors measured as an indicator of total return to the Stockholders.

Liabilities are measured at fair value on the date of each issuance of the report, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three years. On December 31, 2013, 2012 and 2011 we recorded a liability of R$198, R$178 and R$204 respectively, in the Statement of Income.

23.          Classification of financial instruments

The classification of financial assets and liabilities is shown in the following tables:

	Consolidated					Parent Company
	December 31, 2013
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total	Loans and receivables (a)	At fair value through profit or loss (b)	Total
Current
Cash and cash equivalents	12,465	—	—	—	12,465	3,635	—	3,635
Short-term investments	8	—	—	—	8	8	—	8
Derivative financial instruments	—	459	12	—	471	—	378	378
Accounts receivable	13,360	—	—	—	13,360	14,167	—	14,167
Related parties	611	—	—	—	611	1,684	—	1,684
	26,444	459	12	—	26,915	19,494	378	19,872
Non current
Related parties	253	—	—	—	253	864	—	864
Loans and financing agreements	564	—	—	—	564	192	—	192
Derivative financial instruments	—	329	—	—	329	—	—	—
Others	—	—	—	11	11	—	—	—
	817	329	—	11	1,157	1,056	—	1,056
Total of Assets	27,261	788	12	11	28,072	20,550	378	20,928

Financial liabilities
Current
Suppliers and contractors	8,837	—	—	—	8,837	3,640	—	3,640
Derivative financial instruments	—	464	92	—	556	—	435	435
Loans and financing agreements	4,158	—	—	—	4,158	3,181	—	3,181
Related parties	479	—	—	—	479	6,453	—	6,453
	13,474	464	92	—	14,030	13,274	435	13,709
Non current
Derivative financial instruments	—	3,469	27	—	3,496	—	3,188	3,188
Loans and financing agreements	64,819	—	—	—	64,819	32,896	—	32,896
Related parties	11	—	—	—	11	32,013	—	32,013
Stockholders’ Debentures	—	4,159	—	—	4,159	—	4,159	4,159
	64,830	7,628	27	—	72,485	64,909	7,347	72,256
Total of Liabilities	78,304	8,092	119	—	86,515	78,183	7,782	85,965

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short term.

(c)  See Note 25-a.

	Consolidated					Parent Company
	December 31, 2012
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total	Loans and receivables (a)	At fair value through profit or loss (b)	Total
Current
Cash and cash equivalents	11,918	—	—	—	11,918	688	—	688
Short-term investments	—	506	—	—	506	—	43	43
Derivative financial instruments	—	543	32	—	575	—	500	500
Accounts receivable	13,885	—	—	—	13,885	21,839	—	21,839
Related parties	786	—	—	—	786	1,347	—	1,347
	26,589	1,049	32	—	27,670	23,874	543	24,417
Non current
Related parties	833	—	—	—	833	864	—	864
Loans and financing agreements	502	—	—	—	502	188	—	188
Derivative financial instruments	—	83	10	—	93	—	3	3
Others				14	14	—	—	—
	1,335	83	10	14	1,442	1,052	3	1,055
Total of Assets	27,924	1,132	42	14	29,112	24,926	546	25,472

Financial liabilities
Current
Suppliers and contractors	9,255	—	—	—	9,255	4,178	—	4,178
Derivative financial instruments	—	708	2	—	710	—	558	558
Loans and financing	7,093	—	—	—	7,093	5,328	—	5,328
Related parties	423	—	—	—	423	6,434	—	6,434
	16,771	708	2	—	17,481	15,940	558	16,498
Non current
Derivative financial instruments	—	1,601	—	—	1,601	—	1,410	1,410
Loans and financing agreements	54,763	—	—	—	54,763	26,867	—	26,867
Related parties	146	—	—	—	146	29,363	—	29,363
Stockholders’ Debentures	—	3,379	—	—	3,379	—	3,379	3,379
	54,909	4,980	—	—	59,889	56,230	4,789	61,019
Total of Liabilities	71,680	5,688	2	—	77,370	72,170	5,347	77,517

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short term.

(c)  See Note 25-a.

	Consolidated					Parent Company
	January 1, 2011
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Total
Current
Cash and cash equivalents	6,593	—	—	—	6,593	575	—	—	575
Derivative financial instruments	—	810	302	—	1,112	—	573	1	574
Accounts receivable	15,889	—	—	—	15,889	15,809	—	—	15,809
Related parties	154	—	—	—	154	2,561	—	—	2,561
	22,636	810	302	—	23,748	18,945	573	1	19,519
Non current
Related parties	904	—	—	—	904	446	—	—	446
Loans and financing agreements	399	—	—	—	399	158	—	—	158
Derivative financial instruments	—	112	—	—	112	—	96	—	96
Other				14	14
	1,303	112	—	14	1,429	604	96	—	700
Total of Assets	23,939	922	302	14	25,177	19,549	669	1	20,219

Financial liabilities
Current
Suppliers and contractors	8,851	—	—	—	8,851	3,504	—	—	3,504
Derivative financial instruments	—	110	26	—	136	—	91	26	117
Loans and financing	2,847	—	—	—	2,847	892	—	—	892
Related parties	43	—	—	—	43	4,959	—	—	4,959
	11,741	110	26	—	11,877	9,355	91	26	9,472
Non current
Derivative financial instruments	—	1,239	—	—	1,239	—	953	—	953
Loans and financing	40,225	—	—	—	40,225	18,596	—	—	18,596
Related parties	171	—	—	—	171	28,654	—	—	28,654
Stockholders’ Debentures	—	2,496	—	—	2,496	—	2,496	—	2,496
	40,396	3,735	—	—	44,131	47,250	3,449	—	50,699
Total of Liabilities	52,137	3,845	26	—	56,008	56,605	3,540	26	60,171

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short-term.

(c)  See Note 25-a.

The classification of financial instruments assets and liabilities by currencies as presented as follow:

	Consolidated
	December 31, 2013
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total

Current
Cash and cash equivalents	4,348	7,597	110	215	80	115	12,465
Short-term investments	8	—	—	—	—	—	8
Derivative financial instruments	378	93	—	—	—	—	471
Accounts receivable	1,089	11,964	26	131	2	148	13,360
Related parties	426	185	—	—	—	—	611
	6,249	19,839	136	346	82	263	26,915
Non-current
Related parties	21	232	—	—	—	—	253
Loans and financing agreements	192	372	—	—	—	—	564
Derivative financial instruments	—	329	—	—	—	—	329
Others	—	11	—	—	—	—	11
	213	944	—	—	—	—	1,157
Total of Assets	6,462	20,783	136	346	82	263	28,072

Financial liabilities
Current
Suppliers and contractors	4,404	2,414	1,422	276	232	89	8,837
Derivative financial instruments	435	121	—	—	—	—	556
Loans and financing	2,086	1,874	—	4	194	—	4,158
Related parties	477	2	—	—	—	—	479
	7,402	4,411	1,422	280	426	89	14,030
Non-current
Derivative financial instruments	3,188	308	—	—	—	—	3,496
Long-term debt	13,321	46,652	—	6	4,840	—	64,819
Related parties	—	11	—	—	—	—	11
Stockholders’ Debentures	4,159	—	—	—	—	—	4,159
	20,668	46,971	—	6	4,840	—	72,485
Total of Liabilities	28,070	51,382	1,422	286	5,266	89	86,515

	Consolidated
	December 31, 2012
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	1,968	9,564	—	284	4	98	11,918
Short-term investments	—	506	—	—	—	—	506
Derivative financial instruments	500	75	—	—	—	—	575
Accounts receivable	1,604	11,796	16	228	112	129	13,885
Related parties	427	340	—	—	19	—	786
	4,499	22,281	16	512	135	227	27,670
Non-current
Related parties	12	288	—	—	533	—	833
Loans and financing agreements	188	314	—	—	—	—	502
Derivative financial instruments	3	90	—	—	—	—	93
Others	—	14	—	—	—	—	14
	203	706	—	—	533	—	1,442
Total of Assets	4,702	22,987	16	512	668	227	29,112

Financial liabilities
Current
Suppliers and contractors	4,465	1,453	2,266	738	235	98	9,255
Derivative financial instruments	558	152	—	—	—	—	710
Loans and financing	4,560	2,372	21	8	132	—	7,093
Related parties	423	—	—	—	—	—	423
	10,006	3,977	2,287	746	367	98	17,481
Non-current
Derivative financial instruments	1,410	191	—	—	—	—	1,601
Loans and financing	13,169	37,016	525	10	4,043	—	54,763
Related parties	—	146	—	—	—	—	146
Stockholders’ Debentures	3,379	—	—	—	—	—	3,379
	17,958	37,353	525	10	4,043	—	59,889
Total of Liabilities	27,964	41,330	2,812	756	4,410	98	77,370

	Consolidated
	January 1, 2012
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	1,915	4,336	6	89	—	247	6,593
Derivative financial instruments	574	538	—	—	—	—	1,112
Accounts receivable	2,165	13,255	62	271	—	136	15,889
Related parties	107	47	—	—	—	—	154
	4,761	18,176	68	360	—	383	23,748
Non-current
Related parties	37	252	—	—	615	—	904
Loans and financing agreements	163	236	—	—	—	—	399
Derivative financial instruments	96	16	—	—	—	—	112
Others		14					14
	296	518	—	—	615	—	1,429
Total of Assets	5,057	18,694	68	360	615	383	25,177

Financial liabilities
Current
Suppliers and contractors	4,310	2,050	1,312	734	217	228	8,851
Derivative financial instruments	117	19	—	—	—	—	136
Loans and financing	457	2,357	26	7	—	—	2,847
Related parties	13	30	—	—	—	—	43
	4,897	4,456	1,338	741	217	228	11,877
Non-current
Derivative financial instruments	953	286	—	—	—	—	1,239
Long-term debt	12,385	25,570	443	15	1,812	—	40,225
Related parties	—	171	—	—	—	—	171
Stockholders’ Debentures	2,496	—	—	—	—	—	2,496
	15,834	26,027	443	15	1,812	—	44,131
Total of Liabilities	20,731	30,483	1,781	756	2,029	228	56,008

	Parent Company
	December 31, 2013
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	3,626	9	—	—	—	—	3,635
Short-term investments	8	—	—	—	—	—	8
Derivative financial instruments	378	—	—	—	—	—	378
Accounts receivable	1,183	12,984	—	—	—	—	14,167
Related parties	1,512	189	—	—	(17)	—	1,684
	6,707	13,182	—	—	(17)	—	19,872
Non-current
Related parties	42	822	—	—	—	—	864
Loans and financing agreements	192	—	—	—	—	—	192
	234	822	—	—	—	—	1,056
Total of Assets	6,941	14,004	—	—	(17)	—	20,928

Financial liabilities
Current
Suppliers and contractors	3,499	101	2	—	23	15	3,640
Derivative financial instruments	435	—	—	—	—	—	435
Loans and financing	1,902	1,085	—	—	194	—	3,181
Related parties	(139)	5,888	3	12	606	83	6,453
	5,697	7,074	5	12	823	98	13,709
Non-current
Derivative financial instruments	3,188	—	—	—	—	—	3,188
Loans and financing	12,246	15,810	—	—	4,840	—	32,896
Related parties	1,029	30,985	—	—	(1)	—	32,013
Stockholders’ Debentures	4,159	—	—	—	—	—	4,159
	20,622	46,795	—	—	4,839	—	72,256
Total of Liabilities	26,319	53,869	5	12	5,662	98	85,965

	Parent Company
	December 31, 2012
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	688	—	—	—	—	—	688
Short-term investments	43	—	—	—	—	—	43
Derivative financial instruments	500	—	—	—	—	—	500
Accounts receivable	1,405	20,397	32	—	5	—	21,839
Related parties	1,509	(156)	—	—	(6)	—	1,347
	4,145	20,241	32	—	(1)	—	24,417
Non-current
Related parties	720	144	—	—	—	—	864
Loans and financing agreements	188	—	—	—	—	—	188
Derivative financial instruments	3	—	—	—	—	—	3
	911	144	—	—	—	—	1,055
Total of Assets	5,056	20,385	32	—	(1)	—	25,472

Financial liabilities
Current
Suppliers and contractors	3,919	225	—	3	29	2	4,178
Derivative financial instruments	558	—	—	—	—	—	558
Loans and financing	4,484	712	—	—	132	—	5,328
Related parties	(147)	5,980	3	12	501	85	6,434
	8,814	6,917	3	15	662	87	16,498
Non-current
Derivative financial instruments	1,410	—	—	—	—	—	1,410
Loans and financing	12,034	10,790	—	—	4,043	—	26,867
Related parties	296	29,068	—	—	(1)	—	29,363
Stockholders’ Debentures	3,379	—	—	—	—	—	3,379
	17,119	39,858	—	—	4,042	—	61,019
Total of Liabilities	25,933	46,775	3	15	4,704	87	77,517

	Parent Company
	January 1, 2012
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	569	6	—	—	—	—	575
Derivative financial instruments	574	—	—	—	—	—	574
Accounts receivable	2,111	13,661	33	—	4	—	15,809
Related parties	2,103	458	—	—	—	—	2,561
	5,357	14,125	33	—	4	—	19,519
Non-current
Related parties	397	49	—	—	—	—	446
Loans and financing agreements	158	—	—	—	—	—	158
Derivative financial instruments	96	—	—	—	—	—	96
	651	49	—	—	—	—	700
Total of Assets	6,008	14,174	33	—	4	—	20,219

Financial liabilities
Current
Suppliers and contractors	3,224	198	3	—	39	40	3,504
Derivative financial instruments	117	—	—	—	—	—	117
Loans and financing	470	422	—	—	—	—	892
Related parties	(15)	4,424	2	11	452	85	4,959
	3,796	5,044	5	11	491	125	9,472
Non-current
Derivative financial instruments	953	—	—	—	—	—	953
Loans and financing	11,368	5,416	—	—	1,812	—	18,596
Related parties	889	27,766	—	—	(1)	—	28,654
Stockholders’ Debentures	2,496	—	—	—	—	—	2,496
	15,706	33,182	—	—	1,811	—	50,699
Total of Liabilities	19,502	38,226	5	11	2,302	125	60,171

24.                               Fair Value Estimative

Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, short-term investments, accounts receivable and accounts payable are close to their book values. For the measurement and determination of fair value, the Company uses various methods including market, income or cost approaches, in order to estimate the value that market participants would use when pricing the asset or liability.  The financial assets and liabilities recorded at fair value classified and disclosed in accordance with the following levels:

Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at at the measurement date;

Level 2 - Quoted prices (adjusted or unadjusted) for identical or similar assets or liabilities on active markets; and

Level 3 - Assets and liabilities, for which quoted prices, do not exist, or where prices or valuation techniques are supported by little or no market activity, unobservable or illiquid.

The tables below present the assets and liabilities measured at fair value as at December 31, 2013, December 31, 2012 and January 1, 2012.

	December 31, 2013	December 31, 2012			January 1, 2012
	Level 2 (i)	Level 1	Level 2	Total (ii)	Level 1	Level 2	Total (ii)
Financial Assets
Current
Derivatives at fair value through profit or loss	459	—	543	543	—	810	810
Derivatives designated as hedges	12	—	32	32	—	302	302
	471	—	575	575	—	1,112	1,112

Non-Current
Derivatives at fair value through profit or loss	329	—	83	83	—	112	112
Derivatives designated as hedges	—	—	10	10	—	—	—
	329	—	93	93	—	112	112
Total of Assets	800	—	668	668	—	1,224	1,224

Financial Liabilities
Current
Derivatives at fair value through profit or loss	464	3	705	708	1	109	110
Derivatives designated as hedges	92	—	2	2	—	26	26
	556	3	707	710	1	135	136
Non-Current
Derivatives at fair value through profit or loss	3,469	—	1,601	1,601	—	1,239	1,239
Derivatives designated as hedges	27	—	—	—	—	—	—
Stockholders’ debentures	4,159	—	3,379	3,379	—	2,496	2,496
	7,655	—	4,980	4,980	—	3,735	3,735
Total of Liabilities	8,211	3	5,687	5,690	1	3,870	3,871

(i) No classification according to levels 1 and 3.

(ii) No classification according to level 3.

	Parent Company
	December 31, 2013	December 31, 2012	January 1, 2012
	Level 2 (i)	Level 2 (i)	Level 2 (i)
Financial Assets
Current
Derivatives at fair value through profit or loss	378	500	573
Derivatives designated as hedges	—	—	1
	378	500	574

Non-Current
Derivatives at fair value through profit or loss	—	3	96
	—	3	96
Total of Assets	378	503	670

Financial Liabilities
Current
Derivatives at fair value through profit or loss	435	558	91
Derivatives designated as hedges	—	—	26
	435	558	117
Non-Current
Derivatives at fair value through profit or loss	3,188	1,410	953
Stockholders’ debentures	4,159	3,379	2,496
	7,347	4,789	3,449
Total of Liabilities	7,782	5,347	3,566

(i) No classification according to levels 1 and 3.

a)             Methods and Techniques of Evaluation

i.                                         Assets and liabilities at fair value through profit or loss

Comprise derivatives not designated as hedges and stockholders’ debentures.

•                                          Derivatives designated or not as hedge

The financial instruments were evaluated by calculating their present value through the use of instrument yield curves at verification dates. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used for European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of the volatility in the price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options when the income is a function of the average price of the underlying asset over the period of the option, we use Turnbull & Wakeman model. In this model, besides the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the assets and liability tip are estimated by discounting the cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of assets and liability of the swap generates its fair value.

In the case of swaps tied to the TJLP, the calculation of the fair value considers the TJLP are constant, that is the projections of future cash flow in Brazilian Reais are made on the basis of the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward yield curves for each product. Typically, these curves are obtained on the stock exchanges where the products are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

•                                          Stockholders’ Debentures

Comprise the debentures issued during the privatization process (Note 31d), whose fair values are measured based on the market approach. Reference prices are available on the secondary market.

b)             Fair value measurement compared to book value

For the loans allocated to Level 1, the evaluation method used to estimate the fair value of debt is the market approach to the contracts listed on the secondary market. For the loans allocated Level 2, the fair value for both fixed-indexed rate debt and floating rate is determined from the discounted cash flow using the future values of the LIBOR rate and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated				Parent Company
Financial liabilities	Balance	Fair value (i)	Level 1	Level 2	Balance	Fair value (i)	Level 1	Level 2

January 1, 2012
Loans and Financing(ii)	42,451	48,325	35,884	12,441	19,208	19,719	12,010	7,710
Perpetual notes (iii)	149	149	—	149	—	—	—	—

December 31, 2012
Loans and Financing(ii)	60,988	66,872	52,757	14,115	31,794	33,183	18,817	14,366
Perpetual notes (iii)	146	146	—	146	—	—	—	—

December 31, 2013
Loans and Financing(ii)	67,926	70,289	37,397	32,892	35,560	36,377	7,889	28,488

(i) No classification according to the level 3.

(ii) Net interest of R$1,051 in consolidated and R$517 for parent company in December 2013, R$868 in consolidated and R$401 for parent company in December 2012 and R$621 in consolidated and R$280 for parent company in January 1st, 2012;

(iii) classified under “Related Parties” in noncurrent liabilities.

25.          Derivative financial instruments

a)            Effects of Derivatives on the Balance Sheet

	Consolidated
	Assets
	December 31, 2013		December 31, 2012		January 1, 2012
	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	408	—	510	3	767	112
Eurobonds Swap	30	236	—	80	—	—
Pre dollar swap	12	—	33	—	35	—
	450	236	543	83	802	112
Commodities price risk
Nickel:
Fixed price program	9	—	—	—	1	—
Bunker Oil	—	—	—	—	7	—
	9	—	—	—	8	—
Warrants
SLW options (Note 30)		93
	—	93	—	—	—	—
Derivatives designated as hedge
Bunker Oil Hedge	12	—	—	—	—	—
Strategic Nickel	—	—	26	—	301	—
Foreign exchange cash flow hedge	—	—	6	10	1	—
	12	—	32	10	302	—
Total	471	329	575	93	1,112	112

	Consolidated
	Liabilites
	December 31, 2013		December 31, 2012		January 1, 2012
	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	434	3,207	696	1,431	91	1,101
Eurobonds Swap	2	—	9	37	8	61
South African randes forward	—	—	—	—	10	—
Pre dollar swap	1	259	—	129	—	77
	437	3,466	705	1,597	109	1,239
Commodities price risk
Nickel:
Fixed price program	6	—	3	—	1	—
Bunker Oil	20	—	—	—	—	—
	26	—	3	—	1	—
Embedded derivatives
Gas	1	3	—	4	—	—
	1	3	—	4	—	—
Derivatives designated as hedge
Bunker Oil Hedge	29	—	2	—	—	—
Foreign exchange cash flow hedge	63	27	—	—	26	—
	92	27	2	—	26	—
Total	556	3,496	710	1,601	136	1,239

	Parent Company
	Assets
	December 31, 2013		December 31, 2012		January 1, 2012
	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	366	—	467	3	538	96
Pre dollar swap	12	—	33	—	35	—
	378	—	500	3	573	96
Derivatives designated as hedge
Foreign exchange cash flow hedge	—	—	—	—	1	—
	—	—	—	—	1	—
Total	378	—	500	3	574	96

	Parent Company
	Liabilites
	December 31, 2013		December 31, 2012		January 1, 2012
	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	434	2,929	558	1,281	91	876
Pre dollar swap	1	259	—	129	—	77
	435	3,188	558	1,410	91	953
Derivatives designated as hedge
Foreign exchange cash flow hedge	—	—	—	—	26	—
	—	—	—	—	26	—
Total	435	3,188	558	1,410	117	953

b)            Effects of derivatives in the statement of income

	Consolidated			Parent Company
	Year ended as at
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2013	December 31, 2012
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(1,961)	(655)	(273)	(1,878)	(660)
US$ fixed rate vs. CDI (time deposits)	—	—	128	—	—
AUD Forward	—	—	(14)	—	—
NDF swap	—	—	(2)	—	—
Eurobonds Swap	209	100	(58)	—	—
Treasure future	—	15	(22)	—	—
Pre dollar swap	(120)	(17)	(41)	(120)	(17)
	(1,872)	(557)	(282)	(1,998)	(677)
Commodities price risk
Nickel:
Fixed price program	(4)	(3)	69	—	—
Purchase program	—	—	25	—	—
Purchased scrap protection program	1	—	1	—	—
Bunker Oil	(129)	—	60	—	—
	(132)	(3)	155	—	—
Warrants
SLW Options (Note 30)	(126)
	(126)	—	—	—	—
Embedded derivatives
Gas Oman	2	(5)	—	—	—
Energy - Aluminum options	—	—	(12)	—	—
	2	(5)	(12)	—	—
Derivatives designated as hedge
Bunker Oil Hedge	(92)	4	—	—	—
Strategic Nickel	27	336	93	—	—
Foreign exchange cash flow hedge	(28)	(55)	66	12	(58)
	(93)	285	159	12	(58)
Total	(2,221)	(280)	20	(1,986)	(735)

Financial income	810	992	1,722	294	274
Financial expenses	(3,031)	(1,272)	(1,702)	(2,280)	(1,009)
Total	(2,221)	(280)	20	(1,986)	(735)

c)             Effects of derivatives as Cash Flow hedge

	Consolidated			Parent Company
	(Inflows)/ Outflows
	Year ended as at
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2013	December 31, 2012
Derivatives not designated as hedges
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	385	(628)	(563)	250	(375)
US$ floating rate vs. US$ fixed rate swap	—	—	7	—	—
Euro floating rate vs. US$ fixed rate swap	—	—	(1)	—	—
AUD Forward	—	—	(4)	—	—
EuroBonds Swap	10	7	2	—	—
US$ fixed rate vs. CDI swap	—	—	(128)	—	—
South African randes forward	—	—	13	—	—
Treasury future	—	(6)	11	—	—
Pre dollar swap	(33)	(36)	(1)	(33)	(36)
	362	(663)	(664)	217	(411)
Risk of product prices
Nickel
Fixed price program	9	1	(69)	—	—
Purchase program	—	—	(1)	—	—
Purchased scrap protection program	(1)	—	—	—	—
Maritime Freight Hiring Protection Program	—	—	3	—	—
Bunker Oil Hedge	141	(9)	(80)	—	—
Coal	—	—	3	—	—
	149	(8)	(144)	—	—
Derivatives designated as hedges
Bunker Oil Hedge	92	(3)	—	—	—
Strategic Nickel	(26)	(337)	(93)	—	—
Foreign exchange cash flow hedge	28	55	(88)	(12)	57
Aluminum	—	—	12	—	—
	94	(285)	(169)	(12)	57
Total	605	(956)	(977)	205	(354)

Gains (losses) unrealized derivative	(1,616)	(1,236)	(957)	(1,781)	(1,089)

d)            Effects of derivatives designated as hedge

i.              Cash Flow Hedge

The effects of cash flow hedge impact the stockholders’ equity and are presented in the following tables:

	Year ended as at
	Parent Company				noncontrolling	Consolidated
	Currency	Nickel	Others	Total	stockholders	Total
Fair value measurements	(4)	46	1	43	—	43
Reclassification to results due to realization	55	(336)	(4)	(285)	—	(285)
Net change in December 31, 2012	51	(290)	(3)	(242)	—	(242)

Fair value measurements	(81)	—	(106)	(187)	—	(187)
Reclassification to results due to realization	27	(26)	92	93	—	93
Net change in December 31, 2013	(54)	(26)	(14)	(94)	—	(94)

Additional information about derivatives financial instruments

Value at Risk computation methodology

The Value at Risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. There was not cash amount subject to margin calls on December 31, 2013.

Initial Cost of Contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of December 31, 2013, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value (considering counterparty (credit) risk)(1), value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments.

Foreign Exchange and Interest Rates Derivative Positions

Protection program for the Real denominated debt indexed to CDI

•              CDI vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•              CDI vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

	R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013		December 31, 2012		Index	rate	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014	2015	2016	2017

CDI vs. fixed rate swap
Receivable	R$	5,096	R$	8,184	CDI	109.45%	5,601	8,399	3,883
Payable	US$	2,603	US$	4,425	US$ +	3.82%	(6,557)	(9,468)	(4,624)
Net							(956)	(1,069)	(741)	75	91	(306)	(606)	(135)
Adjusted Net for credit risk							(963)				91	(308)	(609)	(137)

CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103.50%	446	443	31
Payable	US$	250	US$	250	Libor +	0.99%	(596)	(525)	(8)
Net							(150)	(82)	23	6	33	(183)	—	—
Adjusted Net for credit risk							(150)	—			33	(183)	—	—

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

(1)  The “Adjusted net/total for credit risk” as of 12/31/2013 considers the adjustments for  credit (counterparty) risk calculated for the instruments, in accordance with International Financial Reporting Standard 13 (CPC 46). The inclusion of counterparty credit risk in the instruments fair value are prospective from 2013, while values of December 2012 were hold without credit risk adjustments.

Protection program for the real denominated debt indexed to TJLP

•              TJLP vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(2) to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

•              TJLP vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

R$ Million

Notional ($ million)

Average

Fair value

Realized Gain/Loss

Value at Risk

Fair value by year

Flow	December 31, 2013		December 31, 2012		Index	rate	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014	2015	2016	2017-2023

Swap TJLP vs. fixed rate swap
Receivable	R$	6,456	R$	3,268	TJLP +	1.41%	5,626	4,585	1,735
Payable	US$	3,310	US$	1,694	USD +	1.93%	(7,431)	(4,960)	(1,430)
Net							(1,805)	(375)	305	98	(57)	(169)	(297)	(1,282)
Adjusted Net for credit risk							(1,881)				(57)	(171)	(300)	(1,353)

Swap TJLP vs. floating rate swap
Receivable	R$	615	R$	626	TJLP +	0.95%	525	576	45
Payable	US$	350	US$	356	Libor +	-1.20%	(760)	(662)	(6)
Net							(235)	(86)	39	10	(92)	3	(5)	(141)
Adjusted Net for credit risk							(238)				(92)	3	(5)	(144)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•              BRL fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. In those swaps, Vale pays fixed rates in U.S. Dollars and receives fixed rates in Reais.

	R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013		December 31, 2012		Index	rate	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014	2015	2016	2017 - 2023

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	824	R$	795	Fix	4.47%	723	733	110
Payable	US$	446	US$	442	US$-	-1.16%	(963)	(829)	(77)
Net							(240)	(96)	33	12	11	(54)	(145)	(52)
Adjusted Net for credit risk							(249)				11	(55)	(148)	(57)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for Euro denominated debt

•              EUR fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from debts in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. This trade was used to convert the cash flows of part of debts in Euros, each one with a notional amount of € 750 million, issued in 2010 and 2012 by Vale. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars.

(2)  Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

	R$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013		December 31, 2012		Index	Average rate	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014	2015	2016 - 2023

Receivable	€1,000		€1,000		EUR	4.063%	3,585	3,108	81
Payable	US$	1,288	US$	1,288	US$	4.511%	(3,306)	(3,073)	(91
Net							279	35	(10)	26	28	(2)	253
Adjusted Net for credit risk							264				28	(2)	238

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

•              Canadian Dollar Forward — In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements denominated in Canadian Dollars.

	R$ million
	Notional ($ million)					Average rate	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013		December 31, 2012		Buy/ Sell	(CAD/USD)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014	2015	2016

Forward	CAD	786	CAD	1,362	B	1.006	(90)	15	—	12	(63)	(26)	(1)
Adjusted total for credit risk							(90)				(63)	(26)	(1)

Type of contracts: OTC Contracts

Hedged Item: part of disbursements in Canadian Dollars

The P&L shown in the table above is offset by the hedged items’ P&L due to CAD/USD exchange rate.

Commodity Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel Purchase Protection Program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014

Nickel Futures	168	210	S	14,079	0.08	0.05	1	0.1	0.08
Adjusted total for credit risk					0.08				0.08

Type of contracts: LME Contracts and OTC contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Fixed Price Program

In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014	2015

Nickel Futures	6,317	—	B	14,274	(5)	—	(8)	4	(5)	0
Adjusted total for credit risk					(5)				(5)	0

Type of contracts: LME Contracts and OTC contracts

Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Copper Scrap Purchase Protection Program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs to produce copper for the final clients. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

	R$ million
	Notional (lbs)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013	December 31, 2012	Buy/ Sell	(US$/lbs)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014

Forward	1,101,029	937,517	S	3.27	(0.34)	0.01	0.9	0.2	(0.34)
Adjusted total for credit risk					(0.34)				(0.34)

Type of contracts: OTC Contracts

Protected Item: of Vale’s revenues linked to Copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to copper price.

Bunker Oil Purchase Hedging Program

In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases.

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013	December 31, 2012	Buy/ Sell	(US$/mt)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014

Forward	1,590,000	—	B	606	(8)	—	(98)	33	(8)
Adjusted total for credit risk					(8)				(8)

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Sell of part of future gold production (subproduct) from Vale

The company has definitive contracts with Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange, to sell 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years. For this transaction the payment was realized part in cash (US$ 1.9 billion) and part as 10 million of SLW warrants with strike price of US$ 65 and 10 years term, where this last part configures an American call option.

	R$ million
	Notional ($ million)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013	December 31, 2012	Buy/ Sell	(US$/stock)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2023

Call Option	10	—	B	65	93	—	—	8	93
Adjusted total for credit risk					93				93

Embedded Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in December 31, 2013:

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014

Nickel Forwards	2,111	2,475	S	13,895	0.1	2.0	(5.4)		0.1
Copper Forwards	6,277	7,272		7,141	0.8	0.9	(6.8)		0.8
Total					0.9	2.9	(12.2)	3	0.9

Gas purchase for Pelletizing Company in Oman

Our subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if pellet prices trades above a pre-defined level. This clause is considered as an embedded derivative.

	R$ million
	Notional (volume/month)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014	2015	2016

Call Options	746,667	746,667	S	179.36	(3.6)	(4.7)	—	4	(0.5)	(2.2)	(0.9)

a)            Market Curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	13,970.00	JUN14	13,967.49	DEC14	14,083.45
JAN14	13,855.01	JUL14	13,987.19	DEC15	14,317.77
FEB14	13,875.91	AUG14	14,006.82	DEC16	14,552.63
MAR14	13,901.43	SEP14	14,027.17	DEC17	14,788.75
APR14	13,923.96	OCT14	14,046.79
MAY14	13,945.99	NOV14	14,065.35

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.40	JUN14	3.33	DEC14	3.31
JAN14	3.34	JUL14	3.32	DEC15	3.28
FEB14	3.34	AUG14	3.32	DEC16	3.27
MAR14	3.34	SEP14	3.32	DEC17	3.25
APR14	3.34	OCT14	3.31
MAY14	3.33	NOV14	3.31

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	613.79	JUN14	602.52	DEC14	595.25
JAN14	610.71	JUL14	601.91	DEC15	581.56
FEB14	607.99	AUG14	601.26	DEC16	587.66
MAR14	604.94	SEP14	600.77	DEC17	590.61
APR14	603.60	OCT14	600.25
MAY14	603.11	NOV14	599.46

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/03/14	6.45	04/01/16	2.50	10/01/18	3.53
03/05/14	3.98	07/01/16	2.56	01/02/19	3.72
04/01/14	3.30	10/03/16	2.61	04/01/19	3.87
07/01/14	2.64	01/02/17	2.72	07/01/19	4.00
10/01/14	2.52	04/03/17	2.82	10/01/19	4.17
01/02/15	2.51	07/03/17	2.94	01/02/20	4.27
04/01/15	2.46	10/02/17	3.06	07/01/20	4.43
07/01/15	2.44	01/02/18	3.19	01/04/21	4.77
10/01/15	2.41	04/02/18	3.31	07/01/21	5.02
01/04/16	2.46	07/02/18	3.41	01/03/22	5.25

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
US$1M	0.17	US$6M	0.29	US$11M	0.31
US$2M	0.21	US$7M	0.30	US$12M	0.31
US$3M	0.25	US$8M	0.30	US$2Y	0.49
US$4M	0.27	US$9M	0.30	US$3Y	0.89
US$5M	0.28	US$10M	0.31	US$4Y	1.39

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/03/14	5.00	04/01/16	5.00	10/01/18	5.00
03/05/14	5.00	07/01/16	5.00	01/02/19	5.00
04/01/14	5.00	10/03/16	5.00	04/01/19	5.00
07/01/14	5.00	01/02/17	5.00	07/01/19	5.00
10/01/14	5.00	04/03/17	5.00	10/01/19	5.00
01/02/15	5.00	07/03/17	5.00	01/02/20	5.00
04/01/15	5.00	10/02/17	5.00	07/01/20	5.00
07/01/15	5.00	01/02/18	5.00	01/04/21	5.00
10/01/15	5.00	04/02/18	5.00	07/01/21	5.00
01/04/16	5.00	07/02/18	5.00	01/03/22	5.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/03/14	9.98	04/01/16	11.84	10/01/18	12.74
03/05/14	10.08	07/01/16	12.03	01/02/19	12.83
04/01/14	10.14	10/03/16	12.17	04/01/19	12.81
07/01/14	10.28	01/02/17	12.28	07/01/19	12.79
10/01/14	10.45	04/03/17	12.36	10/01/19	12.86
01/02/15	10.58	07/03/17	12.48	01/02/20	12.91
04/01/15	10.83	10/02/17	12.57	07/01/20	13.00
07/01/15	11.15	01/02/18	12.63	01/04/21	13.07
10/01/15	11.44	04/02/18	12.63	07/01/21	13.09
01/04/16	11.62	07/02/18	12.70	01/03/22	13.11

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
EUR1M	0.20	EUR6M	0.36	EUR11M	0.40
EUR2M	0.23	EUR7M	0.37	EUR12M	0.40
EUR3M	0.27	EUR8M	0.38	EUR2Y	0.54
EUR4M	0.31	EUR9M	0.39	EUR3Y	0.74
EUR5M	0.34	EUR10M	0.39	EUR4Y	1.02

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
CAD1M	1.22	CAD6M	1.37	CAD11M	1.28
CAD2M	1.25	CAD7M	1.34	CAD12M	1.27
CAD3M	1.27	CAD8M	1.32	CAD2Y	1.41
CAD4M	1.32	CAD9M	1.30	CAD3Y	1.69
CAD5M	1.35	CAD10M	1.29	CAD4Y	2.08

Currencies - Ending rates

CAD/US$	0.9398	US$/BRL	2.3426	EUR/US$	1.3789

Sensitivity Analysis

We present below the sensitivity analysis for all derivatives outstanding positions as of December 31, 2013 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•                                          Fair Value: the fair value of the instruments as at December 31, 2013;

•                                          Scenario I: Potencial change in fair value of Vale’s financial instruments’ positions considering a 25% depreciation of market curves for underlying market risk factors;

•                                          Scenario II: Potencial change in fair value of Vale’s financial instruments’ positions considering a 25% appreciation of market curves for underlying market risk factors;

•                                          Scenario III: Potencial change in fair value of Vale’s financial instruments’ positions considering a 50% depreciation of market curves for underlying market risk factors;

•                                          Scenario IV: Potencial change in fair value of Vale’s financial instruments’ positions considering a 50% appreciation of market curves for underlying market risk factors;

Sensitivity Analysis — Summary of the USD/BRL fluctuation — Debt, Cash Investments and Derivatives

Sensitivity analysis - Summary of the USD/BRL fluctuation	Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	12,204	(12,204)	24,409	(24,409)
Cash Investments	Cash denominated in BRL	USD/BRL fluctuation	2	(2)	5	(5)
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	0	0	0	0
Derivatives*	Consolidated derivatives portfolio	USD/BRL fluctuation	(4,077)	4,077	(8,154)	8,154
Net result			8,130	(8,130)	16,259	(16,259)

(*) Detailed information of derivatives block is described below.

Sensitivity Analysis — Consolidated Derivative Position

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI		USD/BRL fluctuation		(1,639)	1,639	(3,279)	3,279
	CDI vs. USD fixed rate swap	USD interest rate inside Brazil variation	(963)	(79)	76	(160)	150
		Brazilian interest rate fluctuation		(24)	22	(50)	42
		USD Libor variation		(0.2)	0.2	(0.4)	0.4
		USD/BRL fluctuation		(149)	149	(298)	298
	CDI vs. USD floating rate swap	Brazilian interest rate fluctuation	(150)	(0.4)	0.4	(0.8)	0.7
		USD Libor variation		(0.02)	0.02	(0.04)	0.04
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to TJLP		USD/BRL fluctuation		(1,858)	1,858	(3,715)	3,715
	TJLP vs. USD fixed rate swap	USD interest rate inside Brazil variation	(1,881)	(166)	155	(345)	301
		Brazilian interest rate fluctuation		430	(375)	926	(704)
		TJLP interest rate fluctuation		(198)	193	(397)	377
		USD/BRL fluctuation		(190)	190	(380)	380
		USD interest rate inside Brazil variation		(17)	15	(35)	30
	TJLP vs. USD floating rate swap	Brazilian interest rate fluctuation	(238)	34	(30)	74	(56)
		TJLP interest rate fluctuation		(16)	16	(32)	31
		USD Libor variation		9	(9)	18	(18)
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated fixed rate debt		USD/BRL fluctuation		(241)	241	(482)	482
	BRL fixed rate vs. USD fixed rate swap	USD interest rate inside Brazil variation	(249)	(16)	15	(33)	29
		Brazilian interest rate fluctuation		44	(39)	94	(75)
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection Program for the Euro denominated debt		EUR/USD fluctuation		896	(896)	1,793	(1,793)
	EUR fixed rate vs. USD fixed rate swap	EUR Libor variation	264	70	(64)	146	(124)
		USD Libor variation		(84)	74	(178)	141
	Protected Items - Euro denominated debt	EUR/USD fluctuation	n.a.	(896)	896	(1,793)	1,793

Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)		USD/CAD fluctuation		(454)	454	(909)	909
	CAD Forward	CAD Libor variation	(90)	4	(4)	9	(9)
		USD Libor variation		(1.3)	1.3	(2.6)	2.6
	Protected Items - Disbursement in Canadian dollars	USD/CAD fluctuation	n.a.	454	(454)	909	(909)

Sensitivity analysis - Commodity Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase protection program		Nickel price fluctuation		1.4	(1.4)	2.8	(2.8)
	Sale of nickel future/forward contracts	Libor USD fluctuation	0.08	0.0	0.0	0.0	0.0
		USD/CAD fluctuation		0.02	(0.02)	0.04	(0.04)
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	(1.4)	1.4	(2.8)	2.8

Nickel fixed price program		Nickel price fluctuation		(52)	52	(104)	104
	Purchase of nickel future/forward contracts	Libor USD fluctuation	(5)	(0.06)	0.06	(0.13)	0.13
		USD/CAD fluctuation		(1.3)	1.3	(2.6)	2.6
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	52	(52)	104	(104)

Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation		2	(2)	4	(4)
		Libor USD fluctuation	(0.34)	0	0	0	0
	Protected Item: Part of Vale’s revenues linked to Copper price	USD/CAD fluctuation		(0.1)	0.1	(0.2)	0.2
		Copper price fluctuation	n.a.	(2)	2	(4)	4

Bunker Oil Hedge Protection Program	Bunker Oil forward	Bunker Oil price fluctuation	(8)	(562)	562	(1,123)	1,123
	Protected Item: part of Vale’s costs linked to	Libor USD fluctuation		(0.7)	0.7	(1.5)	1.5
	Bunker Oil price	Bunker Oil price fluctuation	n.a.	562	(562)	1,123	(1,123)

Sell of part of future gold production (subproduct) from Vale	10 million of SLW warrants	SLW stock price fluctuation	93	(40)	48	(71)	102
	Sell of part of future gold production (subproduct) from Vale	Libor USD fluctuation		(5)	5	(11)	10
		SLW stock price fluctuation	n.a.	40	(48)	71	(102)

Sensitivity analysis - Embedded Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation USD/CAD fluctuation	0.1	17	(17)	(34)	(34)
				0.02	(0.02)	0.05	(0.05)

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation USD/CAD fluctuation	0.8	26	(26)	53	(53)
				0.2	(0.2)	0.4	(0.4)

Embedded derivatives - Gas purchase for Pelletizing Company in Oman	Embedded derivatives - Gas purchase	Pellet price fluctuation	(3.6)	3	(6)	4	(18)

Sensitivity Analysis - Cash Investments — Other currencies

The Company’s cash investments linked to other different currencies are also subjected to volatility of foreign exchange currencies.

Sensitivity analysis - Cash Investments (Other currencies)	Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR	(20)	20	(40)	40
Cash Investments	Cash denominated in CAD	CAD	(2)	2	(3)	3
Cash Investments	Cash denominated in GBP	GBP	(3)	3	(6)	6
Cash Investments	Cash denominated in AUD	AUD	(1)	1	(3)	3
Cash Investments	Cash denominated in Other Currencies	Others	(151)	151	(301)	301

Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of December 31, 2013.

Vale’s Counterparty	Moody’s*	S&P*

ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Amazônia SA	—	—
Banco Bradesco	Baa2	BBB
Banco de Credito del Peru	Baa2	BBB+
Banco do Brasil	Baa2	BBB
Banco do Nordeste	Baa3	BBB
Banco Safra	Baa2	BBB-
Banco Santander	Baa2	BBB
Banco Votorantim	Baa2	BBB-
Bank of America	Baa2	A-
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB+
Barclays	A3	A-
BNP Paribas	A2	A+
BTG Pactual	Baa3	BBB-
Caixa Economica Federal	Baa2	BBB
Canadian Imperial Bank	Aa3	A+
Citigroup	Baa2	A-
Credit Agricole	A2	A
Deutsche Bank	A2	A
Goldman Sachs	Baa1	A-
HSBC	Aa3	A+
Itau Unibanco	Baa2	BBB
JP Morgan Chase & Co	A3	A
Morgan Stanley	Baa2	A-
National Australia Bank NAB	Aa2	AA-
Rabobank	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Standard Bank	Baa1	—
Standard Chartered	A2	A+

* Long Term Rating / LT Foreign Issuer Credit

26.                              Stockholders’ Equity

a)                                    Capital

The Stockholders’ Equity is represented by common shares (“ON”) and preferred non-redeemable shares (“PNA”) without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issuing new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

In December 31 2013, the capital was R$75,000 corresponding to 5,365,304,100 shares (3,256,724,482 ON and 2,108,579,618 PNA) with no par value.

	December 31, 2013
	ON	PNA	Total
Stockholders
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	678,840,482	636,876,650	1,315,717,132
FMP - FGTS	87,326,796	—	87,326,796
PIBB - BNDES	1,687,106	2,510,536	4,197,642
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	295,118,380	501,332,642	796,451,022
Institutional investors	147,334,073	369,297,845	516,631,918
Retail investors in Brazil	52,532,236	371,178,969	423,711,205
Treasure stock in Brazil	71,071,482	140,857,692	211,929,174
Total	3,256,724,482	2,108,579,618	5,365,304,100

b)            Revenue reserves

The amount of revenue reserves are distributed as follow:

	Investment reserve	Legal reserve	Tax incentive reserve	Total of undistributed revenue reserves
Balance as of January 1, 2011	65,685	5,700	1,102	72,487
Capitalization of reserves	(22,867)	—	(266)	(23,133)
Allocation of income	25,864	1,891	996	28,751
Balance as of December 31, 2011	68,682	7,591	1,832	78,105
Realization of reserves	(740)	—	—	(740)
Allocation of income	—	486	599	1,085
Balance as of December 31, 2012	67,942	8,077	2,431	78,450
Realization of reserves	(9,220)	—	—	(9,220)
Allocation of income	—	7	25	32
Balance as of December 31, 2013	58,722	8,084	2,456	69,262

Investment reserve aims to ensure the maintenance and development for activities that comprise the Company’s purpose in an amount not exceeding 50% of net income.

Legal reserve is a requirement for all Brazilian Public Company and represents ownership of 5% of annual net income based on Brazilian law, up to 20% of the capital.

Tax incentive reserve resulting from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives (Note 21).

c)     Resources linked to the future mandatory conversion in shares

In June 2012, the convertible notes series VALE and VALE.P-2012 were converted into ADS and represent an aggregate of 15,839,592 common shares and 40,241,968 preferred class A shares. The Conversion was made using 56,081,560 treasury stocks held by the Company. The difference between the book value of the treasury stocks R$2,079 and the total amount received R$2,129 was recognized in the stockholder’s equity, with no profit or loss impact.

d)    Treasury stocks

In November 2011, as part of the buy-back program approved in June 2011, we concluded the acquisitions of 39,536,080 common shares, at an average price of R$ 44.06 per share, and 81,451,900 preferred shares, at an average price of R$ 40.90 per share (including shares of each class in the form of ADR), for a total aggregate purchase price of US$3,000. The repurchased shares represent 3.1% of the free float of common shares, and 4.24% of the free float of preferred shares, outstanding before the launch of the program. These shares acquired will be cancelled in the future.

As at December 31, 2013, there are 211,929,174 treasury stocks, in the amount of R$7,840 as follows:

	Shares
	Common	Preferred	Total
Balance as of January 1, 2011	99,649,571	47,375,394	147,024,965
Addition	81,451,900	39,536,080	120,987,980
Reduction	(1,657)	(267)	(1,924)
Balance as of December 31, 2011	181,099,814	86,911,207	268,011,021
Reduction	(40,242,122)	(15,839,725)	(56,081,847)
Balance as of December 31, 2012	140,857,692	71,071,482	211,929,174
Balance as of December 31, 2013	140,857,692	71,071,482	211,929,174

Unit Price to acquire shares in 2011	Common	Preferred
Low	20.07	14.02
Average	35.98	37.50
High	54.83	47.77

e)             Basic and diluted earnings per share

The basic and diluted earnings per shares were calculated as follows:

	Year ended as at December 31,
	2013	2012	2011
Net income from continuing operations attributable to the Company’s stockholders	119	10,025	37,965

Basic and diluted earnings per share:
Income available to preferred stockholders	45	3,796	14,698
Income available to common stockholders	74	6,229	23,267
Total	119	10,025	37,965

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,933,491	2,031,315
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,172,179	3,215,479
Total	5,153,375	5,105,670	5,246,794

Basic and diluted earnings per share from continuing operations
Basic earnings per preferred share	0.02	1.96	7.24
Basic earnings per common share	0.02	1.96	7.24

	Year ended as at December 31,
	2013	2012	2011
Loss from discontinuing operations attributable to the Company’s stockholders	(4)	(133)	(139)

Basic and diluted earnings per share:
Loss available to preferred stockholders	(2)	(50)	(54)
Loss available to common stockholders	(2)	(83)	(85)
Total	(4)	(133)	(139)

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,933,491	2,031,315
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,172,179	3,215,479
Total	5,153,375	5,105,670	5,246,794

Basic and diluted earnings per share from discontinuing operations
Basic earnings per preferred share	—	(0.02)	(0.03)
Basic earnings per common share	—	(0.02)	(0.03)

Net income attributable to the Company’s stockholders	115	9,892	37,826

Basic and diluted earnings per share:
Income available to preferred stockholders	43	3,746	14,644
Income available to common stockholders	72	6,146	23,182
Total	115	9,892	37,826

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,933,491	2,031,315
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,172,179	3,215,479
Total	5,153,375	5,105,670	5,246,794

Basic and diluted earnings per share
Basic earnings per preferred share	0.02	1.94	7.21
Basic earnings per common share	0.02	1.94	7.21

(i)        Recast according to Note 6.

f)             Remuneration of stockholders

Vale’s by-laws determine the minimum remuneration to stockholders of 25% of net income, after adjustments from Brazil’s legal requirements. The minimum remuneration includes the rights of stockholders Class “A” of preferred shares which provides priority to receive of 3% of the equity or 6% on the portion of capital formed by these classes of shares, whichever higher.

The proposal distribution of net income and stockholders’ remuneration were calculated as follows:

2013
Net income	115
Legal reserve	(7)
Tax incentive reserve	(24)
Adjusted net income	84
Realization of reserve	9,227
Adjustments of pension plan (Note 6)	16
9,319
Remuneration:
Mandatory minimum (includes the rights of the preferred shares)	1,859
Additional remuneration	7,460
9,319
Remuneration nature:
Interest on capital	7,906
Dividends	1,413
9,319

Total remuneration per share	1.808382882

The amounts paid to stockholders, by nature of remuneration, are as follows:

	Remuneration attributed to Stockholders
	Dividends	Interest on capital	Total	Amount per outstanding common or preferred share
Amount paid in 2011
Extraordinary remuneration - January	—	1,670	1,670	0.320048038
First installment - April	—	3,174	3,174	0.608246495
Additional remuneration - August	4,855	—	4,855	0.933403176
Second installment - October	247	3,260	3,507	0.682370673
Additional remuneration - October	1,754		1,754	0.341893330
	6,856	8,104	14,960
Amount paid in 2012
First installment - April	—	5,481	5,481	1.075276545
Second installment - October	3,405	2,710	6,115	1.186523412
	3,405	8,191	11,596
Amount paid in 2013
First installment - April	792	3,661	4,453	0.864045420
Second installment - October	621	4,245	4,866	0.944337462
	1,413	7,906	9,319

27.          Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records adjusted for reallocations between segments.

a)            Results by segment

	Consolidated
	December 31, 2013
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net revenue	77,856	15,746	6,038	1,850	101,490	2,762	104,252
Cost and expenses	(33,557)	(12,256)	(6,190)	(2,296)	(54,299)	(2,511)	(56,810)
Impairment of assets	(427)		(4,963)	—	(5,390)	—	(5,390)
Gain (loss) on measurement or sale of non-currents assets	—	(508)	—	—	(508)	(484)	(992)
Depreciation, depletion and amortization	(4,160)	(3,792)	(928)	(73)	(8,953)	(339)	(9,292)
Operating income	39,712	(810)	(6,043)	(519)	32,340	(572)	31,768

Financial results	(18,821)	(177)	(195)	751	(18,442)	(6)	(18,448)
Realized gain on assets available for sale	—	—	65	33	98	—	98
Equity results from joint venture and associates	1,413	(53)	—	(361)	999	—	999
Income tax and social contribution	(15,409)	144	115	(99)	(15,249)	574	(14,675)
Net income of the period	6,895	(896)	(6,058)	(195)	(254)	(4)	(258)

Net loss attributable to noncontrolling interests	(165)	(115)	30	(123)	(373)	—	(373)
Income attributable to the company’s stockholders	7,060	(781)	(6,088)	(72)	119	(4)	115

Sales classified by geographic area:
America, except United States	1,576	2,247	132	21	3,976	—	3,976
United States of America	68	2,297	—	458	2,823	—	2,823
Europe	12,957	5,734	255	—	18,946	—	18,946
Middle East/Africa/Oceania	4,299	204	36	—	4,539	—	4,539
Japan	7,508	1,340	—	—	8,848	—	8,848
China	39,425	1,839	—	—	41,264	—	41,264
Asia, except Japan and China	5,747	1,914	137	1	7,799	—	7,799
Brazil	6,276	171	5,478	1,370	13,295	2,762	16,057
Net revenue	77,856	15,746	6,038	1,850	101,490	2,762	104,252

	Consolidated
	December 31, 2012 (i)
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net revenue	69,369	13,933	7,008	959	91,269	2,242	93,511
Cost and expenses	(35,477)	(12,718)	(5,760)	(2,009)	(55,964)	(2,078)	(58,042)
Impairment of assets	(2,139)	(5,769)	—	(303)	(8,211)	—	(8,211)
Gain (loss) on measurement or sale on non-current assets	(768)	—	(268)	—	(1,036)	—	(1,036)
Depreciation, depletion and amortization	(3,821)	(3,316)	(911)	(81)	(8,129)	(268)	(8,397)
Operating income	27,164	(7,870)	69	(1,434)	17,929	(104)	17,825

Financial results	(8,582)	413	(95)	25	(8,239)	(1)	(8,240)
Equity results from joint venture and associates	1,720	(10)	—	(469)	1,241	—	1,241
Income tax and social contribution	(519)	85	2,481	548	2,595	(28)	2,567
Impairment on investments	—	(2,026)	—	(1,976)	(4,002)	—	(4,002)
Net income of the period	19,783	(9,408)	2,455	(3,306)	9,524	(133)	9,391

Net loss attributable to noncontrolling interests	(132)	(399)	109	(79)	(501)	—	(501)
Income attributable to the company’s stockholders	19,915	(9,009)	2,346	(3,227)	10,025	(133)	9,892

Sales classified by geographic area:
America, except United States	1,461	1,939	120	29	3,549	—	3,549
United States of America	202	2,209	101	81	2,593	—	2,593
Europe	11,537	4,316	285	43	16,181	—	16,181
Middle East/Africa/Oceania	3,046	180	14	—	3,240	—	3,240
Japan	8,180	1,416	—	13	9,609	—	9,609
China	33,328	1,759	—	—	35,087	—	35,087
Asia, except Japan and China	5,763	1,965	182	4	7,914	—	7,914
Brazil	5,852	149	6,306	789	13,096	2,242	15,338
Net revenue	69,369	13,933	7,008	959	91,269	2,242	93,511

(i) Recast according to Note 6.

	Consolidated
	December 31, 2011 (i)
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net revenue	78,130	15,438	5,551	1,437	100,556	1,463	102,019
Cost and expenses	(27,865)	(10,852)	(4,416)	(2,938)	(46,071)	(1,416)	(47,487)
Gain (loss) on measurement or sale on non-current assets	—	2,492	—	—	2,492	—	2,492
Depreciation, depletion and amortization	(3,017)	(2,640)	(769)	(27)	(6,453)	(185)	(6,638)
Operating income	47,248	4,438	366	(1,528)	50,524	(138)	50,386

Financial results	(6,183)	63	(99)	(99)	(6,318)	19	(6,299)
Equity results from joint venture and associates	2,013	(9)	—	(147)	1,857	—	1,857
Income tax and social contribution	(6,693)	(1,635)	(176)	—	(8,504)	(20)	(8,524)
Net income of the period	36,385	2,857	91	(1,774)	37,559	(139)	37,420

Net loss attributable to noncontrolling interests	(181)	(152)	49	(122)	(406)	—	(406)
Income attributable to the company’s stockholders	36,566	3,009	42	(1,652)	37,965	(139)	37,826

Sales classified by geographic area:
America, except United States	1,973	2,146	72	213	4,404	—	4,404
United States of America	169	2,584	1	44	2,798	—	2,798
Europe	14,657	3,889	255	341	19,142	—	19,142
Middle East/Africa/Oceania	2,969	251	1	2	3,223	—	3,223
Japan	10,069	1,936	—	159	12,164	—	12,164
China	33,666	2,066	—	164	35,896	—	35,896
Asia, except Japan and China	6,132	2,309	63	—	8,504	—	8,504
Brazil	8,495	257	5,159	514	14,425	1,463	15,888
Net revenue	78,130	15,438	5,551	1,437	100,556	1,463	102,019

(i) Recast according to Note 6.

	Year ended as at December 31, 2013
	Net revenues	Cost	Expenses	Research and Development	Pre Operating and stopped operation	Operating income	Depreciation, depletion and amortization	Gain (loss) on measurement or sale of non-current assets	Impairment on assets	Operating profit	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore	61,271	(19,918)	(2,714)	(690)	(524)	37,425	(3,063)	—	—	34,362	84,578	15,325	1,522
Pellets	12,972	(4,994)	(249)	(24)	(280)	7,425	(399)	—	(427)	6,599	3,984	567	2,007
Ferroalloys and manganese	1,140	(677)	(69)	(1)	(31)	362	(64)	—	—	298	640	78	—
Coal	2,188	(2,485)	(536)	(102)	(105)	(1,040)	(373)	—	—	(1,413)	10,089	3,086	659
Others Ferrous products and services	285	(169)	11	—	—	127	(261)	—	—	(134)	1,260	63	—
	77,856	(28,243)	(3,557)	(817)	(940)	44,299	(4,160)	—	(427)	39,712	100,551	19,119	4,188
Nickel and other products (a)	12,566	(7,906)	(263)	(373)	(1,633)	2,391	(3,416)	—	—	(1,025)	69,666	4,848	52
Copper (b)	3,180	(2,182)	(266)	(95)	(22)	615	(376)	(508)	—	(269)	8,697	1,318	535
Others base metals products	—	—	484	—	—	484	—	—	—	484	—	—	—
	15,746	(10,088)	(45)	(468)	(1,655)	3,490	(3,792)	(508)	—	(810)	78,363	6,166	587
Fertilizers
Potash	434	(274)	(80)	(38)	(868)	(826)	(94)	—	(4,963)	(5,883)	413	851	—
Phosphates	4,443	(3,621)	(309)	(67)	(56)	390	(676)	—	—	(286)	17,198	997	—
Nitrogen	990	(804)	(46)	(12)	(11)	117	(158)	—	—	(41)	—	—	—
Others fertilizers products	171	—	—	(4)	—	167	—	—	—	167	—	—	—
	6,038	(4,699)	(435)	(121)	(935)	(152)	(928)	—	(4,963)	(6,043)	17,611	1,848	—

Others	1,850	(1,450)	(508)	(338)	—	(446)	(73)	—	—	(519)	8,473	1,416	3,622
Total of continued operations	101,490	(44,480)	(4,545)	(1,744)	(3,530)	47,191	(8,953)	(508)	(5,390)	32,340	204,998	28,549	8,397

Discontinued operations (General Cargo)	2,762	(2,324)	(157)	(30)	—	251	(339)	(484)	—	(572)	2,406	—	—
Total	104,252	(46,804)	(4,702)	(1,774)	(3,530)	47,442	(9,292)	(992)	(5,390)	31,768	207,404	28,549	8,397

(a) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

	Year ended as at December 31, 2012 (i)
	Net revenues	Cost	Expenses	Research and Development	Pre Operating and stopped operation	Operating income	Depreciation, depletion and amortization	Gain (loss) on measurement or sale of non-current assets	Impairment on assets	Operating profit	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore	52,959	(19,462)	(4,685)	(1,219)	(388)	27,205	(2,715)	—		24,490	76,606	16,027	1,385
Pellets	12,778	(5,232)	—	—	(246)	7,300	(438)	—		6,862	4,125	777	2,262
Ferroalloys and manganese	1,055	(675)	—	—	—	380	(83)	(46)		251	618	359	—
Coal	2,109	(2,033)	(696)	(229)	(55)	(904)	(387)	(722)	(2,139)	(4,152)	7,389	2,194	575
Others Ferrous products and services	468	(448)	(109)	—	—	(89)	(198)	—		(287)	1,231	191	—
	69,369	(27,850)	(5,490)	(1,448)	(689)	33,892	(3,821)	(768)	(2,139)	27,164	89,969	19,548	4,222
Base Metals
Nickel and other products (a)	11,656	(7,485)	(849)	(587)	(1,562)	1,173	(3,052)	—	(5,769)	(7,648)	62,273	5,662	63
Copper (b)	2,277	(1,680)	(164)	(187)	(204)	42	(264)	—		(222)	9,270	1,661	516
	13,933	(9,165)	(1,013)	(774)	(1,766)	1,215	(3,316)	—	(5,769)	(7,870)	71,543	7,323	579
Fertilizers
Potash	569	(311)	(22)	(145)	—	91	(45)	—		46	4,514	2,703	—
Phosphates	4,926	(3,517)	(293)	(72)	(184)	860	(654)	—		206	16,776	594	—
Nitrogen	1,366	(1,123)	(93)	—	—	150	(212)	(268)		(330)	—	81	—
Others fertilizers products	147	—	—	—	—	147	—	—		147	676	24	—
	7,008	(4,951)	(408)	(217)	(184)	1,248	(911)	(268)	—	69	21,966	3,402	—

Others	959	(721)	(840)	(448)		(1,050)	(81)		(303)	(1,434)	3,956	797	8,243
Total of continued operations	91,269	(42,687)	(7,751)	(2,887)	(2,639)	35,305	(8,129)	(1,036)	(8,211)	17,929	187,434	31,070	13,044

Discontinued operations (General Cargo)	2,242	(1,830)	(223)	(25)	—	164	(268)			(104)	4,843	923	—
Total	93,511	(44,517)	(7,974)	(2,912)	(2,639)	35,469	(8,397)	(1,036)	(8,211)	17,825	192,277	31,993	13,044

(a) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

(i) Recast according to Note 6.

	Year ended as at December 31, 2011 (i)
	Net revenues	Cost	Expenses	Research and Development	Pre Operating and stopped operation	Operating income	Depreciation, depletion and amortization	Gain (loss) on measurement or sale of non- current assets	Operating profit	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore	61,035	(14,152)	(3,091)	(1,040)	—	42,752	(2,079)		40,673	62,404	12,818	1,228
Pellets	13,270	(5,532)	—	—	(185)	7,553	(338)		7,215	5,308	1,021	1,913
Ferroalloys and manganese	1,126	(820)	(166)	—	—	140	(114)		26	631	290	—
Coal	1,795	(1,365)	(549)	(252)	(176)	(547)	(283)		(830)	7,624	1,868	448
Others Ferrous products and services	904	(636)	99	—	—	367	(203)		164	1,768	568	212
	78,130	(22,505)	(3,707)	(1,292)	(361)	50,265	(3,017)	—	47,248	77,735	16,565	3,801
Base Metals
Nickel and other products (a)	13,596	(6,819)	(760)	(428)	(1,395)	4,194	(2,457)	2,492	4,229	58,782	4,316	—
Copper (b)	1,842	(1,093)	(66)	(270)	(21)	392	(183)		209	—	2,007	437
	15,438	(7,912)	(826)	(698)	(1,416)	4,586	(2,640)	2,492	4,438	58,782	6,323	437
Fertilizers
Potash	457	(257)	(135)	(91)	(45)	(71)	(74)		(145)	4,082	871	—
Phosphates	3,898	(2,639)	(61)	(89)	(125)	984	(523)		461	12,281	330	—
Nitrogen	1,136	(860)	(114)	—	—	162	(172)		(10)	1,711	294	—
Others fertilizers products	60	—	—	—	—	60	—		60	695	—	—
	5,551	(3,756)	(310)	(180)	(170)	1,135	(769)	—	366	18,769	1,495	—

Others	1,437	(1,069)	(1,222)	(647)	—	(1,501)	(27)		(1,528)	12,156	1,579	10,746
Total of continued operations	100,556	(35,242)	(6,065)	(2,817)	(1,947)	54,485	(6,453)	2,492	50,524	167,442	25,962	14,984

Discontinued operations (General Cargo)	1,463	(1,264)	(147)	(5)	—	47	(185)		(138)	4,202	349	—
Total	102,019	(36,506)	(6,212)	(2,822)	(1,947)	54,532	(6,638)	2,492	50,386	171,644	26,311	14,984

(a) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

(i) Recast according to Note 6.

28.          Cost of Goods Sold and Services Rendered, and Sales and Administrative Expenses by Nature, Other Operational Expenses (Income), net

a)             The costs of goods sold and services rendered

	Consolidated			Parent Company
	Year ended as at December 31,
	2013	2012	2011	2013	2012
		(i)	(i)		(i)
Personnel	7,060	6,679	5,066	3,145	3,270
Material	8,894	8,264	6,206	3,548	3,730
Fuel oil and gas	3,889	3,806	3,453	2,369	2,382
Outsourcing services	8,251	9,079	6,961	5,046	5,954
Energy	1,430	1,684	1,536	762	1,207
Acquisition of products	3,051	2,718	3,887	882	1,384
Depreciation and depletion	8,031	7,154	5,803	2,487	2,129
Freight	6,979	5,660	3,275	—	—
Others	4,926	4,788	4,846	4,278	4,189
Total	52,511	49,832	41,033	22,517	24,245

(i) Recast according to Note 6.

b)             Selling and administrative expenses

	Consolidated			Parent Company
	Year ended as at December 31,
	2013	2012	2011	2013	2012
Personnel	1,062	1,531	1,191	692	966
Services (consulting, infrastructure and others)	722	940	905	535	509
Advertising and publicity	97	201	130	65	154
Depreciation and amortization	413	458	345	285	350
Travel expenses	40	123	105	19	65
Taxes and rents	54	52	83	20	32
Sales	179	535	398	4	210
Others	237	409	737	58	53
Total	2,804	4,249	3,894	1,678	2,339

c)              Others operational expenses (incomes), net

	Consolidated			Parent Company
	Year ended as at December 31,
	2013	2012	2011	2013	2012
Provision for litigation	(225)	1,492	298	(299)	1,257
Provision for loss with VAT credits (ICMS)	267	471	73	252	468
VAT - settlement program	389	—	—	389	—
Provision for profit sharing	471	830	665	396	575
Vale do Rio Doce Foundation (“FVRD”)	57	73	204	57	73
Provision for disposal of materials/inventories	348	253	258	111	221
Loss with prepayment to contractors	116	—	—	56	—
Other	734	862	1,029	477	(446)
Total	2,157	3,981	2,527	1,439	2,148

29.          Financial result

The financial results, by nature, are as follows:

	Consolidated			Parent Company
	Year ended as at December 31,
	2013	2012	2011	2013	2012
		(i)	(i)		(i)
Financial expenses
Interest	(2,879)	(2,435)	(2,329)	(2,967)	(2,436)
Labor, tax and civil contingencies	(242)	(150)	(69)	(160)	(133)
Derivatives	(3,031)	(1,272)	(1,702)	(2,280)	(1,009)
Indexation and exchange rate variation (a)	(10,056)	(4,840)	(4,961)	(9,556)	(4,712)
Stockholders’ debentures	(800)	(907)	(380)	(800)	(907)
Net expenses of REFIS	(6,039)	—	—	(5,912)	—
Others	(1,190)	(1,240)	(1,338)	(504)	(696)
	(24,237)	(10,844)	(10,779)	(22,179)	(9,893)
Financial income
Related parties	—	—	3	—	—
Short-term investments	224	244	987	170	182
Derivatives	810	992	1,722	294	274
Indexation and exchange rate variation (b)	3,572	859	1,547	3,238	767
Others	1,189	510	202	279	343
	5,795	2,605	4,461	3,981	1,566
Financial results, net	(18,442)	(8,239)	(6,318)	(18,198)	(8,327)

Summary of indexation and exchange rate
Cash and cash equivalents	—	58	(2)	—	—
Loans and financing	(7,314)	(3,291)	(985)	(2,707)	(1,104)
Related parties	23	23	—	(3,516)	(2,508)
Others	807	(771)	(2,427)	(95)	(333)
Net (a + b)	(6,484)	(3,981)	(3,414)	(6,318)	(3,945)

(i) Recast according to Note 6.

30.          Gold stream transaction

In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a byproduct of the Salobo copper mine and 70% of the gold extracted during the next 20 years as a byproduct of the Sudbury nickel mines.

This date, we received up-front cash proceeds of US$1.9 billion (approximate R$3.8 billion) in march 2013, plus ten million warrants of SLW with exercise price of US$65 million exercisable in the next ten years, which fair value is US$ 100 (approximate R$199). The amount of US$1,330 (approximate R$2.64) was received for the Salobo transaction and US$570 (approximate R$1,133) plus the ten million warrants of SLW were received for the Sudbury transaction.

In addition, as the gold is delivered to SLW, Vale will receive a payment equal to the lesser of:  (i) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2016 and each January 1 thereafter; and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components of the transaction being: (i) the sale of the mineral rights for US$ 337 and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights, was estimated in the amount of US$244 (approximate R$492) and was recognized in the income statement under Other operating expenses, net, while the portion related to the provision of future services for gold extraction, was estimated at US$1,393 (approximate R$2,812) and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted. During 2013, the Company recognized R$71 in Statement of Income related to rendered services.

The deferred revenue will be recognized in the future based on the units of gold extracted compared to the total reserve of proven and probable gold reserves negotiated with SLW.

Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between the core products (copper and nickel) and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on our best estimative.

Changes in the assumptions above could significantly change the initial gain recognition.

31.          Commitments

a)            Nickel project — New Caledonia

In regards to the construction and installation of our nickel plant in New Caledonia, we have provided guarantees in respect of our financing arrangements which are outlined below. Pursuant to the Girardin Act tax - advantaged lease financing arrangement sponsored by the French government, we provided guarantees to BNP Paribas for the benefit of the tax investors regarding certain payments due from Vale Nouvelle-Calédonie S.A.S. (“VNC”), associated with Girardin Act lease financing.  Consistent with our commitments, the assets were substantially complete as at December 31, 2012. We also committed that assets associated the Girardin Act lease financing would operate for a five year period from then on and meet specified production criteria which remain consistent with our current plans. We believe the likelihood of the guarantee being called upon is remote.

In October 2012, we entered into an agreement with Sumic, a stockholder in VNC, whereby Sumic agreed to a dilution in their interest in VNC from 21% to 14.5%. Sumic originally had a put option to sell to us the shares they own in VNC if the defined cost of the initial nickel project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, exceeded R$10.8 billion and an agreement could not be reached on how to proceed with the project. On May 27, 2010 the threshold was reached and the put option discussion and decision period was extended. As a result of the October 2012 agreement, the trigger on the put option has been changed from a cost threshold to a production threshold. The put option has been deferred to the first quarter of 2015 which is the earliest that it can be exercised.

b)            Nickel Plant — Indonesia

During 2012, our subsidiary PT Vale Indonesia Tbk (“PTVI”), a public company in Indonesia, submitted its strategic growth plan to the local government as part of the process for the renewing its license for the Contract of Work (“CoW”). During the process, the government identified the following points for renegotiation: (i) size of the CoW area; (ii) term and form of CoW extension; (iii) financial obligations (royalties and taxes); (iv) domestic processing and refining; (v) mandatory divestment; and (vi) priority use of domestic goods and services.  As part of the ongoing CoW renegotiation, PTVI submitted an updated growth strategy to high level government officials in June 2013. The CoW renegotiation progressed throughout 2013 and is on-going. Until the renegotiation process is complete, PTVI is unable to fully determine to what extent the CoW will be affected.  The operations of PTVI and the implementation of the growth strategy are partially dependent on the result of the renegotiation of the CoW.

c)     Nickel Plant — Canada

On March 28, 2013, Vale Canada, Vale Newfoundland & Labrador Limited (“VNLL”) and the Province of Newfoundland and Labrador (“Province”) entered into a Fifth Amendment to the Voisey’s Bay Development Agreement, which governs all of our development and operations in the Province.  Under the amendment, the Company has obtained additional time to complete the construction of the Long Harbour Processing Plant and reaffirmed its commitment to construct an underground mine at Voisey’s Bay, subject to certain terms and conditions. To maintain operational continuity at the Voisey’s Bay mine pending the completion of the construction and ramp-up of the Long Harbour Processing Plant, the Province has agreed to exempt an additional 84,000 tonnes of nickel-in-concentrate from the requirement to complete primary processing in the province, over and above the previous 440,000 limit.  These exports may take place between 2013 and 2015.   Additionally, during this period, if Vale Canada imports up to 15,000 tonnes of nickel-in-matte for early stage processing at the Long Harbour Processing Plant, then Vale Canada may be permitted a further exemption from the primary processing requirements, on a tonne-for-tonne basis.   Vale has agreed to make certain payments to the Government in relation to the additional exemption utilized each year. In April 2013, VNLL surpassed the 440,000 tonnes export limit and consequently, as at December 31, 2013 VNLL has accrued R$77 for payments to be paid related to the additional export exemption. In addition, Vale will build up a litigation liability, secured by letters of credit and other security, based on the additional exemption utilized in each year, which may become due and payable in the event that certain commitments in relation to the construction of the underground mine are delayed or not met. In this regard, letters of credit in the amount of R$223 have been issued as at December 31, 2013.

In the course of our operations we have provided other letters of credit and guarantees in the amount of R$2.1 billion that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

d)    Guinea — Iron projects

Our 51%-owned subsidiary VBG-Vale BSGR Limited (“VBG”) holds iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. These concessions are under review by a technical committee established pursuant to Guinean legislation, which is evaluating whether to recommend that the Government of Guinea take action to revoke VBG's concessions. At December 31, 2013, the book value of the Company’s investment in VBG, which is in its pre-operating phase, was R$2.6 billion. Revocation of the concession could adversely affect the value of the Company’s investment, subject to any legal challenge or other recourse on the part of VBG or Vale.

e)      Participative stockholders’ debentures

At the time of its privatization in 1997, Vale issued debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that our pre-privatization stockholders would participate in potential future benefits that might be obtained from exploiting our mineral resources.

A total of 388,559,056 debentures were issued with a par value of R$0.01 (one cent of Brazilian Real), whose value will be inflation-indexed the General Market Price Index (“IGP-M”), as set out in the Issue Deed. As at December 31, 2013, December 31, 2012 and January 1 2012 the total amount of these debentures was R$4,159, R$3,379 and R$2,496, respectively.

The debenture holders have the right to receive premiums, paid semiannually, equivalent to a percentage of net revenues from specific mine resources as set forth in the indenture. In April and October of 2013 we paid semester remuneration in the amount of R$13 and R$9, respectively.

f)      Operating lease

•       Pelletize Operations

Vale has operating lease agreements with its joint ventures Nibrasco, Itabrasco, and Kobrasco, in which Vale leases its pelletizing plants. These renewable operating lease agreements have duration between 3 and 10 years.

In July 2012 the Company entered into an operating lease agreement with its joint venture Hispanobrás. The contract has duration of 3 years, renewable.

The table below shows the minimum future annual payments, and required non-cancelable operating lease for the four pellet plants (Hispanobrás, Nibrasco, and Itabrasco Kobrasco), as at December 31, 2013.

2014	159
2015	156
2016	152
2017	80
2018 thereafter	56
Total minimum payments required	603

The total amount of operational leasing expenses on pelletizing operations on 31 December 2013, 2012 and 2011 were R$358, R$402 and R$666, respectively.

g)      Concession and Sub-concession Agreements

i.                     Rail companies

The Company entered into not onerous concession agreements with the Brazilian Federal Government through the Ministry of Transport, for the exploration and development of the public rail transportation of cargo. The accounting records of grants and sub-concessions are presented in Note 14.

Railroad	End of the concession period
Vitória a Minas e Carajás	June 2027

The grant will be terminated with the completion of one of the following events: the termination of the contract term, expropriation, forfeiture, cancellation, annulment or dissolution and bankruptcy of the concessionaire.

ii.      Port

The Company has the following specialized port terminals:

Terminals	Location	End of the concession period
Port of Tubarão and bulk liquids	Vitória - ES	2020
Port of Vila Velha	Vila Velha - ES	2023
Ponta da Madeira Terminal - Píer I e III	S. Luiz - MA	2018
Ponta da Madeira Terminal - Píer II	S. Luiz - MA	2028	(i)
Port of Ore Exportation- Itaguaí Terminal	Itaguaí - RJ	2021
Guaíba Island Terminal - TIG - Mangaratiba	Mangaratiba - RJ	2018

(i) Concession contract ended in 2010 was extended for 36 months and renewed in March 2013 for another 15 years.

The contractual basis and deadlines for completion of concessions rail and port terminals are unchanged in the period.

iii.    Rail and port concessions of discontinued operations

The discontinued operations detailed in Note 7 include rail and port terminal concessions, as follows:

Railroad	End of the concession period
Malha Centro-Leste (FCA)	August 2026
Ferrovia Norte Sul S.A. (FNS)	December 2037

Terminals	End of the concession period
Praia Mole (i)	2020
Terminal of Several Products (i)	2020
Inácio Barbosa Terminal (i)	2018
Ultrafértil S.A	2040
VLI Operações Portuárias S.A.	2028

(i) Vale has the concession but they exclusively for the operations of general cargo

h)      Guarantee issued to affiliates

The Company provided corporate guarantees, within the limits of its participation, a line of credit acquired by associate Norte Energia S.A. from BNDES, Caixa Econômica Federal and Banco BTG Pactual. On December 31, 2013, 2012 and 2011 the amount guaranteed by Vale was R$695, R$188 and R$0, respectively.

32.          Related parties

Transactions with related parties are made by the Company in a strictly commutative manner, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale contracts rights and obligations with related parties (subsidiaries, associated companies, jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as rail transport services, through prices agreed between the parties.

The balances of these related party transactions and their effect on the financial statements may be identified as follows:

	Consolidated
	Assets
	December 31, 2013		December 31, 2012		January 1, 2012
	Customers	Related parties	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	10	—	10	18	10	3
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	2	—	3	—	331	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	1	—	1	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	1	—	4	—	1	—
Minas da Serra Geral S.A.	—	2	—	—	—	—
Mitsui Co.	110	—	44	—	—	—
MRS Logistica S.A.	15	15	17	68	15	76
Norsk Hydro ASA	—	—	—	827	—	868
Samarco Mineração S.A.	67	380	68	369	75	13
Others	68	467	126	337	104	98
Total	273	864	273	1,619	537	1,058

Current	273	611	273	786	537	154
Non-current	—	253	—	833	—	904
Total	273	864	273	1,619	537	1,058

	Consolidated
	Liabilities
	December 31, 2013		December 31, 2012		January 1, 2012
	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	35	—	57	—	37	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	7	138	—	67	9	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	34	—	21	—	303	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	7	39	—	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	299	1	356	2	21
Minas da Serra Geral S.A.	16	—	16	—	16	—
Mitsui Co.	4	—	93	—	69	—
MRS Logistica S.A.	51	—	81	—	27	—
Norsk Hydro ASA	—	—	—	146	—	149
Samarco Mineração S.A.	2	—	—	—	—	—
Others	—	14	23	—	48	44
Total	156	490	292	569	511	214

Current	156	479	292	423	511	43
Non-current	—	11	—	146	—	171
Total	156	490	292	569	511	214

	Parent Company
	Assets
	December 31, 2013		December 31, 2012		January 1, 2012
	Customers	Related parties	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	10	—	10	18	10	3
Biopalma da Amazônia	—	834	—	692	—	349
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	2	—	3	—	329	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	1	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	1	—	4	—	1	—
Companhia Portuária Baía de Sepetiba - CPBS	4	1	1	—	3	—
Ferrovia Centro Atlântica S.A.	10	—	5	23	6	36
Mineração Brasileiras reunidas S.A. - MBR	3	204	5	186	18	555
Mineração Corumbaense Reunidas S.A.	32	132	148	—	139	80
MRS Logistica S.A.	14	13	14	28	15	29
Salobo Metais S.A.	36	—	20	—	20	5
Samarco Mineração S.A.	67	380	68	369	75	13
Vale International S.A.	13,477	272	20,749	486	14,271	1,705
Vale Manganês S.A.	16	—	12	—	44	—
Vale Mina do Azul	140	15	87	—	—	47
Vale Operações Ferroviárias	195	—	111	—	135	11
Vale Potássio Nordeste	9	—	49	—	45	—
Others	125	697	155	409	138	174
Total	14,141	2,548	21,442	2,211	15,249	3,007

Current	14,141	1,684	21,442	1,347	15,249	2,561
Non-current	—	864	—	864	—	446
Total	14,141	2,548	21,442	2,211	15,249	3,007

	Parent Company
	Liabilities
	December 31, 2013		December 31, 2012		January 1, 2012
	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	35	—	57	—	37	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	7	—	—	—	9	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	34	—	21	—	303	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	7	—	—	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	1	21	2	21
Companhia Portuária Baía de Sepetiba - CPBS	178	—	256	—	58	—
Ferrovia Centro Atlântica S.A.	9	363	11	—	19	—
Mineração Brasileiras reunidas S.A. - MBR	248	7	244	—	44	—
MRS Logistica S.A.	63	—	92	—	37	—
Mitsui & CO, LTD	4	—	93	—	69	—
Salobo Metais S.A.	—	—	2	—	—	—
Samarco Mineração S.A.	2	—	—	—	—	—
Vale International S.A.	1	37,728	1	35,764	8	33,582
Vale Mina do Azul	—	—	—	—	152	—
Vale Operações Ferroviárias	30	2	22	—	—	—
Vale Potássio Nordeste	4	—	41	—	37	—
Others	143	366	130	12	99	10
Total	765	38,466	971	35,797	874	33,613

Current	765	6,453	971	6,434	874	4,959
Non-current	—	32,013	—	29,363	—	28,654
Total	765	38,466	971	35,797	874	33,613

	Consolidated			Parent Company
	Income
	Year ended as at December 31,
	2013	2012	2011	2013	2012
Baovale Mineração S.A.	—	—	3	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	472	1,193	—	455
Ferrovia Centro Atlântica S.A.	—	—	—	119	97
Log-in S.A.	—	—	10	—	—
Mineração Brasileiras Reunidas S.A. - MBR	—	—	—	10	10
MRS Logistica S.A.	9	27	26	4	22
Samarco Mineração S.A.	936	725	806	936	723
California Steel Industries	458	—	—	—	4
Vale International S.A.	—	—	—	56,797	50,517
Vale Manganês	—	—	—	5	10
Vale Mina do Azul S.A.	—	—	—	53	45
Others	433	280	390	1,135	692
Total	1,836	1,504	2,428	59,059	52,575

	Consolidated			Parent Company
	Expense/Cost
	Year ended as at December 31,
	2013	2012	2011	2013	2012
Baovale Mineração S.A.	49	42	40	49	42
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	134	193	166	134	150
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	53	504	1,397	53	504
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	58	63	249	58	63
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	112	157	251	112	157
Companhia Portuária Baía de Sepetiba - CPBS	—	—	—	455	402
Ferrovia Centro Atlântica S.A.	—	—	—	123	92
Log-in S.A.	—	9	—	—	—
Mineração Brasileiras Reunidas S.A. - MBR	—	—	—	719	735
Mineração Rio do Norte S.A.	—	—	29	—	—
Mitsui & Co Ltd	8	54	245	8	54
MRS Logistica S.A.	1,324	1,368	1,262	1,306	1,353
Vale Colombia Holdings	—	—	—	—	12
Vale Energia S.A.	—	—	—	151	408
Companhia Siderurgica do Atlântico	489	—	—	—	—
Others	48	80	28	45	45
Total	2,275	2,470	3,667	3,213	4,017

	Consolidated			Parent Company
	Financial
	Year ended as at December 31,
	2013	2012	2011	2013	2012
Biopalma da Amazonia S.A.	—	—	—	142	92
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	27	(4)	—	27
Ferrovia Centro Atlântica S.A.	—	—	—	—	(4)
Mineração Brasileiras Reunidas S.A. - MBR	—	—	—	—	5
Socie dade Contractual Minera Tres Valles	—	—	—	44	3
Vale Austrália Pty Ltd.	21	—	—	—	—
Vale Canada Limited	—	—	—	—	3
Vale International S.A.	—	—	—	(4,802)	(1,177)
Others	28	(15)	(84)	(7)	1
Total	49	12	(88)	(4,623)	(1,050)

	Balance Sheet			Statement of income
	Year ended as at December 31,
	2013	2012	2011	2013	2012	2011
Cash and cash equivalents
Brasdesco	58	68	37	7	1	123
	58	68	37	7	1	123

Loan payable
BNDES	10,065	8,073	5,760	388	86	231
BNDESPar	1,681	1,685	1,686	100	29	96
	11,746	9,758	7,446	488	115	327

Remuneration of key management personnel:

	Year ended as at December 31,
	2013	2012	2011
Short-term benefits:	56	68	84
Wages or pro-labor	23	21	19
Direct and indirect benefits	14	21	36
Bonus	19	26	29

Long-term benefits:
Based on stock	2	21	22

Termination of position	1	16	91
	59	105	197

33.          Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Dan Antônio Marinho Conrado	Renato da Cruz Gomes
Chairman	Ricardo Simonsen
Tatiana Boavista Barros Heil
Mário da Silveira Teixeira Júnior
Vice-President	Fiscal Council

Fuminobu Kawashima	Marcelo Amaral Moraes
João Batista Cavaglieri	Chairman
José Mauro Mettrau Carneiro da Cunha
Luciano Galvão Coutinho	Aníbal Moreira dos Santos
Marcel Juviniano Barros	Paulo Fontoura Valle
Oscar Augusto de Camargo Filho	Arnaldo José Vollet
Renato da Cruz Gomes
Robson Rocha	Alternate
Oswaldo Mário Pêgo de Amorim Azevedo
Alternate	Valeriano Gomes

Caio Marcelo de Medeiros Melo
Eduardo de Oliveira Rodrigues Filho
Eduardo Fernando Jardim Pinto	Executive Officers
Francisco Ferreira Alexandre
Hidehiro Takahashi	Murilo Pinto de Oliveira Ferreira
Hayton Jurema da Rocha	Chief Executive Officer
Luiz Carlos de Freitas
Luiz Maurício Leuzinger	Vânia Lucia Chaves Somavilla
Marco Geovanne Tobias da Silva Sandro Kohler Marcondes	Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)

Luciano Siani Pires
Advisory Committees of the Board of Directors	Chief Financial Officer and Investors Relations

Controlling Committee	Roger Allan Downey
Luiz Carlos de Freitas	Executive Officer (Fertilizers and Coal)
Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros	José Carlos Martins
Executive Officer (Ferrous and Strategy)
Executive Development Committee
Laura Bedeschi Rego de Mattos	Galib Abrahão Chaim
Luiz Maurício Leuzinger	Executive Officer (Capital Projects Implementation)
Marcel Juviniano Barros
Oscar Augusto de Camargo Filho	Humberto Ramos de Freitas
Executive Officer (Logistics and Mineral Research)
Strategic Committee
Murilo Pinto de Oliveira Ferreira	Gerd Peter Poppinga
Dan Antônio Marinho Conrado	Executive Officer (Base Metals and Information Technology)
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Marcelo Botelho Rodrigues
Finance Committee	Global Controller Director
Luciano Siani Pires
Eduardo de Oliveira Rodrigues Filho	Marcus Vinicius Dias Severini
Luciana Freitas Rodrigues	Chief Accounting Officer
Luiz Maurício Leuzinger	CRC-RJ - 093982/0-3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: February 26, 2014		Rogerio T. Nogueira
Director of Investor Relations